JCDecaux

03 JUN 24 AM 7:21



03024054

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

82-34631

SUPPL

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

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Neuilly-sur-Seine, 20th June 2003

~~File 82-5247~~
Issuer : JCDecaux SA

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached in relation to the Shareholders' meeting of JCDecaux SA which took place 14th May 2003, the following materials:

- Convening notices to the attention of the holders of bearer shares, published in the French "Bulletin des Annonces Légales Obligatoires";
- Convening file sent to the holders of registered shares;
- Annual report ("Document de Référence") as approved by the French "Commission des Opérations de Bourse" together with a commercial brochure ("Rapport Annuel") describing the activities of the Group;
- The press release in English that was issued following the Shareholders' meeting and in relation thereto;
- The number of voting rights as they were published in the French "Bulletin des Annonces Légales Obligatoires" immediately following the Shareholders' meeting;
- Two publications made in the French "Bulletin des Annonces Légales Obligatoires" in relation to the financial statements of JCDecaux.
-

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact the undersigned, by e-mail, patrick.gourdeau@jcdecaux.fr , or by telephone 33 1 30 79 70 20, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

dlw 6/26

Patrick Gourdeau
General Counsel

JCDecaux SA
Siège Social :17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 378 284,27 euros - 307 570 747 RCS Nanterre

Convening notices to the attention of the holders of bearer shares

These notices were published in the French « Bulletin des Annonces Légales Obligatoires ». They inform the holders of bearer shares of the date, place and agenda of the Shareholders' meeting and also contain the full text of the resolutions.

BALO
BULLETIN DES
ANNONCES LÉGALES OBLIGATOIRES
ANNEXÉ AU JOURNAL OFFICIEL DE LA RÉPUBLIQUE FRANÇAISE

L'État n'est en aucune façon garant des insertions

DIRECTION DES JOURNAUX OFFICIELS
26, rue Desaix, 75727 PARIS CEDEX 15


JOURNAUX
OFFICIELS

TÉLÉPHONES :
STANDARD 01-40-58-75-00
ANNONCES 01-40-58-76-66
RENSEIGNEMENTS DOCUMENTAIRES .. 01-40-58-79-79
ABONNEMENTS 01-40-58-79-20
(8 H 30 à 12 H 30)

Les Annonces financières obligatoires sur Internet

www.journal-officiel.gouv.fr

SOMMAIRE

ÉMISSIONS ET COTATIONS

VALEURS FRANÇAISES

ACTIONS ET PARTS

Pages

Fructipierre 4019
Participation foncière Opportunité (La) 4019

BONS, OBLIGATIONS ET AUTRES TITRES

Pages

Société générale 4019

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

Pages

Actielec Technologies 4022
Axa Euro Obligations *(rectificatif)* 4023
Banque Scalbert-Dupont 4024
CA-AM Actions Foncier Monde 4024
CA-AM Oblig Emergents 4025
Cofidur 4025
Etude et de construction de moteurs d'aviation « Snecma » (Société nationale d') 4026
Euler & Hermès 4027
Generali Euro 5/7 Ans 4027

Le numéro : 0,70 €
Abonnement. - Un an *(décret n° 2002-1191 du 20 septembre 2002)* :
France et outre-mer : 208,20 € (88,00 € + 120,20 € de frais de port)
Etranger : paiement d'un supplément modulé selon la zone de destination, tarif sur demande
Tout paiement à la commande facilitera son exécution

II. Résolutions de la compétence de l'assemblée générale extraordinaire :
Une erreur étant intervenue dans le suivi de la numérotation des résolutions parues dans la précédente publication, il convient de lire :
— *Sixième résolution (Réduction du capital social par voie d'absorption des pertes).*
— *Sixième résolution (Modification des dispositions des articles 6 et 7 des statuts).* Cette résolution devient la 7e résolution.
— *Septième résolution (Délégation au conseil d'administration pour l'émission d'actions et de valeurs mobilières donnant accès immédiatement ou à terme au capital de la société, avec maintien du droit préférentiel de souscription des actionnaires).*
Cette résolution devient la 8e résolution.
— *Huitième résolution (Délégation au conseil d'administration de procéder à une augmentation du capital réservée aux salariés de la société et des sociétés de son groupe adhérents d'un plan d'épargne (PEE ou PPESV).*
Cette résolution devient la 9e résolution.
— *Neuvième résolution (Modification des dispositions de l'article 2 des statuts).*
Cette résolution devient la 10e résolution.
— *Dixième résolution (Délégation de pouvoirs au conseil en vue de consentir des options de souscription d'actions).*
Cette résolution devient la 11e résolution
— *Onzième résolution (Pouvoir).*
Cette résolution devient la 12e résolution.

Le conseil d'administration.

39857.

ITESOFT

Société anonyme au capital 313 647 €.
Siège social : Parc d'Andron, Le Séquoïa, 30470 Aimargues.
330 265 323 R.C.S. Nîmes.

AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

Les actionnaires de la société Itesoft sont convoqués en assemblée générale ordinaire le 14 mai 2003 à 14 heures au siège social, à l'effet de délibérer sur l'ordre du jour et les résolutions suivantes :

Ordre du jour.

— Lecture du rapport de gestion du conseil d'administration et des rapports des commissaires aux comptes ;
— Approbation des comptes de l'exercice clos le 31 décembre 2002 ;
— Quitus aux membres du conseil d'administration et aux commissaires aux comptes ;
— Affectation du résultat de l'exercice ;
— Approbation des comptes consolidés au 31 décembre 2002 ;
— Approbation des conventions visées aux articles L. 225-38 et suivants du Code de commerce ;
— Lecture du rapport spécial du conseil d'administration sur les options de souscription d'actions.

TEXTE DES PROJETS DE RÉSOLUTIONS

Première résolution (Approbation des comptes annuels). — L'assemblée générale après avoir entendu la lecture des rapports du conseil et des commissaires aux comptes sur l'exercice clos le 31 décembre 2002, approuve, tels qu'ils ont été présentés, les comptes sociaux annuels arrêtés à cette date, se soldant par un bénéfice de 273 099 € ainsi que les opérations traduites dans ces comptes ou résumées dans ces rapports.

L'assemblée générale, en application de l'article 223 *quater* du Code général des impôts, approuve les dépenses et charges visées à l'article 39.4 dudit code, qui s'élèvent à un montant global de 20 367 €.

Elle donne en conséquence aux administrateurs quitus de l'exécution de leur mandat pour l'exercice écoulé.

Elle donne également quitus aux commissaires aux comptes de l'accomplissement de leur mission.

Deuxième résolution (Affectation du résultat). — L'assemblée générale, sur proposition du conseil d'administration, décide de procéder à l'affectation du bénéfice de l'exercice s'élevant à 273 099 € au compte « Report à nouveau ».

L'assemblée prend acte qu'aucun dividende n'a été distribué au titre des trois exercices précédents.

Troisième résolution (Comptes consolidés). — L'assemblée générale, après avoir entendu la lecture des rapports du conseil d'administration et des commissaires aux comptes sur les comptes consolidés au 31 décembre 2002, approuve, tels qu'ils ont été présentés, les comptes consolidés annuels de cet exercice, établis conformément aux dispositions des articles L. 357-1 et suivants du Code de commerce, faisant ressortir une perte de 268 092 €.

L'assemblée générale constate enfin que le rapport de gestion du conseil d'administration inclut le rapport sur la gestion du groupe.

Quatrième résolution (Conventions des articles L. 235-38 et suivants du Code de commerce). — L'assemblée générale, statuant sur le rapport spécial des commissaires aux comptes qui lui a été présenté et qui concerne les conventions auxquelles les articles L. 225-38 et suivants du Code de commerce sont applicables, approuve les conclusions dudit rapport et les conventions qui y sont mentionnées.

En application de l'article L. 225-105 du Code de commerce et de l'article 130 du décret du 23 mars 1967, les actionnaires représentant le pourcentage du capital défini dans l'article 128 du décret du 23 mars 1967, pourront dans le délai de 10 jours, à compter de la présente insertion, requérir l'inscription de projets de résolution à l'ordre du jour à cette assemblée.

Tout actionnaire peut participer à l'assemblée, personnellement ou par mandataire, quel que soit le nombre d'actions qu'il possède, sur justification de son identité et de la propriété de ses actions, sous la forme, soit d'une inscription nominative à son nom, soit d'un certificat de l'intermédiaire financier habilité teneur de comptes constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'assemblée. Ces formalités doivent être accomplies au siège de la société cinq jours au moins avant la réunion.

Tout actionnaire peut se faire représenter par son conjoint ou par un autre actionnaire, ou voter par correspondance au moyen d'un formulaire établi et adressé à la société selon les conditions fixées par la loi et les règlements ; ce formulaire doit être demandé à la société six jours au moins avant la date de l'assemblée et doit parvenir à la société trois jours au moins avant cette assemblée.

Les demandes d'inscription de projets de résolutions à l'ordre du jour doivent être envoyées dans le délai de dix jours à compter de la publication du présent avis.

Le présent avis de réunion vaut avis de convocation sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite de demandes d'inscription de projets de résolutions présentées par les actionnaires.

Le conseil d'administration.

39652

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.

AVIS DE RÉUNION

Mmes et MM. les actionnaires sont informés qu'ils sont convoqués en assemblée générale mixte le 14 mai 2003, à l'effet de délibérer sur l'ordre du jour et les résolutions suivants :

Ordre du jour.

I. – Partie ordinaire :
1°) Approbation du rapport de gestion du directoire et du rapport du conseil de surveillance sur les comptes sociaux et consolidés de l'exercice clos le 31 décembre 2002 - Approbation des comptes sociaux et consolidés de JCDecaux SA ;
2°) Approbation des conventions réglementées conclues au cours de l'exercice 2002 ;
3°) Affectation du résultat ;
4°) Dépenses et charges visées à l'article 39-4 du Code général des impôts ;
5°) Autorisation au directoire pour opérer en bourse sur les actions de la société ;
6°) Expiration du mandat des membres du conseil de surveillance - Renouvellement ;
7°) Désignation d'un nouveau membre du conseil de surveillance ;
8°) Fixation des jetons de présence.

II. – Partie extraordinaire :
9°) Délégation au directoire à l'effet de procéder aux augmentations de capital par émission d'actions ou toutes autres valeurs mobilières donnant accès à des actions de la société, et autorisées par l'assemblée générale mixte du 23 mai 2002, en cas d'offre publique d'achat ou d'offre publique d'échange de valeurs mobilières ;
10°) Pouvoirs.

PROJET DE RÉSOLUTIONS

I. — Partie ordinaire.

Première résolution (Approbation des comptes 2002). — L'assemblée générale, après avoir pris connaissance des rapports du directoire, du conseil de surveillance et des commissaires aux comptes, approuve ces rapports dans leur intégralité ainsi que les comptes sociaux et consolidés de l'exercice clos le 31 décembre 2002, tels qu'ils lui ont été présentés.

Elle approuve, en conséquence, les opérations traduites dans ces comptes et résumées dans ces rapports.

Deuxième résolution (Conventions réglementées). — L'assemblée générale, après avoir pris connaissance du rapport spécial des commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice écoulé des opérations visées à l'article L. 225-86 du Code de commerce, prend acte des conclusions de ce rapport, portant notamment sur les conventions suivantes :

— JCDecaux Argentina : dans le cadre de la garantie accordée à JCDecaux Mallscape, JCDecaux SA a payé, pour le compte de sa filiale, un montant global de 857 628,79 US$ correspondant à des factures de fourniture de matériel.

JCDecaux SA a été autorisée à consentir à JCDecaux Argentina un abandon de créance, à hauteur de la somme ci-dessus.

— JCDecaux Australia : pour aider au démarrage de cette société, détenue à 100 % par JCDecaux SA via JCDecaux Street Furniture, et compte tenu

de son intérêt stratégique, la société a autorisé l'abandon par JCDecaux Street Furniture de sa créance, à hauteur de 2,7 M AUD$ (soit environ 1,4 M€), au titre de créances commerciales ;

— JCDecaux Norge : pour aider sa filiale, détenue à 100 %, qui connaît des difficultés de démarrage, la société a été autorisée à consentir l'abandon d'un montant de 1 286 187,14 €, au titre de créances commerciales.

Ces abandons de créances bénéficient, tous, d'une clause de retour à meilleure fortune.

— JCDecaux Asia : la société a été autorisée à verser une indemnité à JCDecaux Asia, d'un montant de 80 MTHB (soit environ 1,99 M€), afin de compenser JCDecaux Asia de l'abandon de sa créance sur JCDecaux Thaïland.

L'assemblée générale ratifie les conventions ci-dessus exposées.

Troisième résolution (Conventions réglementées). — L'assemblée générale, après avoir pris connaissance du rapport spécial des commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice écoulé des opérations visées à l'article L. 225-86 du Code de commerce, prend acte des conclusions de ce rapport et ratifie la convention suivante :

— JCDecaux Street Furniture : afin d'aider cette filiale à assainir sa situation, la société a été autorisée à abandonner la créance à caractère financier qu'elle détenait pour un montant de 14,6 M AUD$ (soit environ 8,2 M€).

Cet abandon de créance bénéficie d'une clause de retour à meilleure fortune.

L'assemblée générale, M. Jean-François Decaux, en sa qualité de dirigeant concerné par ces conventions, ne prenant pas part au vote, ratifie les conventions ci-dessus exposées.

Quatrième résolution (Affectation du résultat). — L'assemblée générale, connaissance prise du rapport du directoire, décide d'affecter le bénéfice de l'exercice clos au 31 décembre 2002, s'élevant à 54 559 112 € de la façon suivante :

Le bénéfice net de	54 559 112 €
Le report à nouveau antérieur de	266 305 200 €
Forment ensemble un résultat disponible de	320 864 312 €
Affecté de la manière suivante :	
Réserve des plus-values nettes à long terme	739 066 €
Report à nouveau	320 125 246 €

Il est rappelé, conformément à la loi, que les distributions de dividendes par action faites au titre des trois exercices précédents ont été les suivantes :

	1999	2000	2001
Montant net (hors avoir fiscal)	141,78 €	0	0
Impôt payé au Trésor	70,89 €	0	0
Revenu brut (avoir fiscal compris)	212,67 €	0	0

Cinquième résolution (Dépenses et charges visées à l'article 39-4 du Code général des impôts). — En application de l'article 223 *quater* du Code général des impôts, l'assemblée générale prend acte du fait que les dépenses et charges visées à l'article 39-4 dudit Code se sont élevées à 72 333 € au cours de l'exercice écoulé et qu'aucun impôt n'a été supporté en raison desdites charges et dépenses.

Sixième résolution (Programme de rachat d'actions). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire ainsi que de la note d'information visée par la Commission des opérations de bourse :

— constate que la société a acquis, dans le cadre de l'autorisation reçue de l'assemblée générale en date du 23 mai 2002, 200 000 de ses propres titres ;

— autorise le directoire conformément aux articles L. 225-209 et suivants du Code de commerce à acheter des actions de la société :

- en fonction des situations de marché :

Ou en vue, notamment :

- de la régularisation du cours de l'action par intervention systématique en contretendance sur le marché ; ou
- de la mise en œuvre de tout plan d'options d'achat d'actions de la société dans le cadre des dispositions des articles L. 225-177 et suivants du Code de commerce ; ou
- de la mise en œuvre de tout plan d'achat d'actions par les salariés dans les conditions prévues par la loi, notamment les articles L. 443-1 et suivants du Code du travail ; ou
- de la remise d'actions (à titre d'échange, de paiement, ou autre) dans le cadre d'opérations de croissance externe ; ou
- de la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de tout autre manière à l'attribution d'actions de la société ; ou
- de la mise en œuvre d'une politique de gestion patrimoniale et financière (notamment par le biais du droit de péremption institué dans le cadre du plan d'option d'achat d'actions), comprenant la conservation desdites actions, leur cession et généralement leur transfert ainsi que la possibilité d'annuler tout ou partie des titres ainsi rachetés, conformément à l'autorisation donnée par l'assemblée générale extraordinaire du 23 mai 2002.

Les achats d'actions de la société pourront porter sur un nombre d'actions tel que :

— le nombre d'actions que la société achète pendant la durée du programme de rachat n'excède pas, compte tenu des titres déjà en sa possession 10 % des actions composant le capital de la société, soit, à titre indicatif au 31 décembre 2002, 21 960 076 actions ;

— le nombre d'actions que la société détiendra à quelque moment que ce soit ne dépasse pas 10 % des actions composant le capital de la société.

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen), ou par utilisation d'options ou autres instruments financiers à terme négociés sur un marché réglementé ou de gré à gré ou par l'émission de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la société détenues par cette dernière.

Le prix maximal d'achat des actions dans le cadre de la présente résolution, sera de 30 € par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix maximum n'étant applicable qu'aux acquisitions décidées à compter de la date de la présente assemblée et non aux opérations à terme conclues en vertu d'une autorisation donnée par une précédente assemblée générale et prévoyant des acquisitions d'actions postérieures à la date de la présente assemblée.

En conséquence, et à titre indicatif, le montant maximal que la société serait susceptible de payer pour l'achat de ses actions serait de 658,80 millions d'euros, correspondant à un prix maximal par action de 30 € et à un nombre maximal de 21 960 076 actions (sous réserve des ajustements nécessaires en cas d'opérations sur le capital social).

En cas de revente sur le marché, le prix minimal de vente des actions auto-détenues acquises dans le cadre des programmes de rachat d'actions autorisés par la présente assemblée générale (ou des assemblées générales antérieures) sera de 8,25 € par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie). Ce prix s'applique de manière implicite aux cessions réalisées par l'émission, postérieurement à la date de la présente assemblée, de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la société détenues par cette dernière.

Nonobstant ce qui précède, dans le cas où il serait fait usage des facultés offertes par le troisième alinéa de l'article L. 225-209 du Code de commerce, les règles relatives au prix de vente seront celles fixées par les dispositions légales en vigueur. En outre, le prix minimal de vente ne s'appliquera pas en cas de remise de titres en paiement ou en échange dans le cadre d'opérations de croissance externe.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'opérer sur les actions de la société. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'assemblée générale délègue au directoire, en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, le pouvoir d'ajuster les prix d'achat et de vente susvisés afin de tenir compte de l'incidence de ces opérations sur la valeur de l'action.

L'assemblée générale confère tous pouvoirs au directoire, avec faculté de subdélégation dans les conditions légales, pour décider et effectuer la mise en œuvre de la présente autorisation, pour en préciser, si nécessaire, les termes et en arrêter les modalités avec faculté de déléguer dans les conditions légales la réalisation du programme d'achat et notamment pour passer tout ordre de bourse, conclure tout accord, en vue de la tenue des registres d'achats et de ventes d'actions, effectuer toutes déclarations auprès de la Commission des opérations de bourse, du Conseil des marchés financiers et de toute autre autorité qui s'y substituerait, remplir toutes formalités et, d'une manière générale, faire le nécessaire.

Septième résolution (Renouvellement des membres du conseil de surveillance). — L'assemblée générale, connaissance prise du rapport du directoire, décide de renouveler pour une durée de trois ans expirant à la clôture de l'assemblée générale ordinaire annuelle appelée à statuer sur les comptes de l'exercice social qui sera clos le 31 décembre 2005, MM. Jean-Claude Decaux, Christian Blanc, Jean-Pierre Decaux et Pierre-Alain Pariente en qualité de membres du conseil de surveillance.

Huitième résolution (Désignation d'un nouveau membre du conseil de surveillance). — L'assemblée générale, connaissance prise du rapport du directoire, désigne en qualité de membre du conseil de surveillance : M. Lothar Späth, qui exercera son mandat pendant une durée de trois ans, expirant à la clôture de l'assemblée générale ordinaire annuelle appelée à statuer sur les comptes de l'exercice social qui sera clos le 31 décembre 2005.

Neuvième résolution (Jetons de présence). — L'assemblée générale, connaissance prise du rapport du directoire et compte tenu de l'augmentation du nombre de membres du conseil de surveillance, fixe à 164 645 € le montant global des jetons de présence à compter de l'exercice 2003, à charge pour le conseil de surveillance d'en décider la répartition entre ses membres.

II. — Partie extraordinaire.

Dixième résolution (Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social par émission d'actions et/ou d'autres valeurs mobilières donnant accès immédiatement ou à terme à des actions de la société en cas d'offre publique sur les titres de la société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du directoire, autorise celui-ci à faire usage, en tout ou partie, dans le cadre des dispositions légales, des autorisations données au directoire par l'assemblée générale extraordinaire du 23 mai 2002, dans ses quatrième et

cinquième résolutions, pour augmenter le capital social par émission d'actions ou autres valeurs mobilières visées auxdites résolutions au cas où interviendraient une ou des offres publiques d'achat, offres publiques d'échange, ou toute autre forme d'offre publique conforme à la loi et la réglementation applicables, sur les valeurs mobilières émises par la société et ce, pendant la période d'offre.

La présente autorisation est conférée pour une durée qui expirera à l'issue de l'assemblée qui statuera sur les comptes de l'exercice clos le 31 décembre 2003.

Onzième résolution (Pouvoirs pour les formalités). — L'assemblée générale donne tous pouvoirs au porteur de copies ou d'extraits du procès-verbal des présentes délibérations pour faire toutes déclarations et remplir toutes formalités légales, dépôt, publicité ou autres.

Les demandes d'inscription de projets de résolutions aux ordres du jour par les actionnaires remplissant les conditions prévues par l'article 128 du décret du 23 mars 1967 doivent, conformément aux dispositions légales, être envoyées au siège social, par lettre recommandée avec demande d'avis de réception, dans un délai de dix jours à compter de la publication du présent avis.

L'assemblée générale se compose de tous les actionnaire quel que soit le nombre de leurs actions. Nul ne peut y représenter un actionnaire s'il n'est lui-même actionnaire ou conjoint de l'actionnaire représenté.

Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à l'assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte chez BNP Paribas cinq jours au moins avant la date fixée pour la réunion. Ils n'ont aucune formalité de dépôt à remplir et seront admis sur simple justification de leur identité.

Pour avoir le droit de participer à l'assemblée, les propriétaires d'actions au porteur doivent cinq jours au plus tard avant la date fixée pour la réunion, demander à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.

Ils pourront solliciter également de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

L'attestation ainsi que le formulaire devront être adressés par les intermédiaires à la BNP Paribas Securities Services, GIS Emetteurs, assemblées, 75450 Paris Cedex 09.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis, parvenus à la banque sus-désignée trois jours au moins avant la réunion de l'assemblée générale.

Les lieu, heure et date de cette réunion seront précisés dans l'avis de convocation qui sera diffusé et publié conformément à la loi.

Le directoire.

39801

KB LUX BOND FUND

Société d'investissement à capital variable.
L-1118 Luxembourg, 11, rue Aldringen.
R.C. Luxembourg n° B 27.666.

AVIS DE CONVOCATION

Mmes et MM. les actionnaires sont convoqués par le présent avis à l'assemblée générale extraordinaire de notre société, qui aura lieu le 29 avril 2003 à 11 h 30 au siège social avec l'ordre du jour suivant :

Ordre du jour.

1°) Modification de l'article 16, alinéa 2 des statuts du fonds qui se lira désormais comme suit :

« Le conseil d'administration a notamment le pouvoir de choisir les valeurs mobilières dans lesquelles les investissements seront faits. Toutes les valeurs mobilières doivent principalement être admises à la cote officielle d'une bourse de valeurs ou négociées sur un marché réglementé, en fonctionnement régulier, reconnu et ouvert au public (le « Marché réglementé ») d'un pays d'Europe de l'Ouest ou de l'Est, d'Asie, d'Afrique, d'Amérique ou d'Océanie. »

2°) Divers.

Les décisions concernant tous les points de l'ordre du jour requièrent un quorum de 50 %. Elles seront prises à la majorité des 2/3 des actions présentes ou représentées à l'assemblée. Chaque action donne droit à un vote. Tout actionnaire peut se faire représenter à l'assemblée.

Afin de participer à l'assemblée, les actionnaires sont priés de déposer leurs actions au porteur pour le 23 avril 2003 au plus tard au siège de Kredietbank S.A. Luxembourgeoise, 43, boulevard Royal, L-2955 Luxembourg. Des procurations sont disponibles au siège de la Sicav.

Le conseil d'administration.

39694

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN – MICHELIN ET CIE

Société en commandite par actions au capital de 283 585 460 €.
Siège social : 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme).
855 200 887 R.C.S. Clermont-Ferrand.
Siret : 855 200 887 00021. — APE : 741 J.

AVIS DE CONVOCATION

Les actionnaires de la compagnie générale des établissements Michelin sont convoqués en assemblée générale mixte pour le vendredi 16 mai 2003, à 9 heures, au Polydôme, place du 1er mai à Clermont-Ferrand (Puy-de-Dôme), avec l'ordre du jour suivant :

— Lecture du rapport des gérants ;
— Lecture du rapport du conseil de surveillance.

De la compétence de l'assemblée générale ordinaire :

— Lecture des rapports des commissaires aux comptes sur les comptes sociaux et consolidés de l'exercice 2002 et de leur rapport spécial sur les conventions visées à l'article L. 226-10 du Code de commerce ;
— Approbation des comptes sociaux de l'exercice 2002 et des opérations qu'ils traduisent ;
— Affectation du résultat de l'exercice 2002 ;
— Approbation des comptes consolidés de l'exercice 2002 ;
— Renouvellement du mandat de deux membres du conseil de surveillance ;
— Nomination d'un membre du conseil de surveillance ;
— Fixation de la rémunération du conseil de surveillance ;
— Autorisation à la société d'opérer en bourse sur ses propres actions ;

De la compétence de l'assemblée générale extraordinaire :

— Lecture des rapports spéciaux des commissaires aux comptes ;
— Autorisation de procéder à l'augmentation du capital en numéraire pour un montant nominal de cent millions d'euros ;
— Autorisation de procéder à l'augmentation du capital par incorporation de réserves, d'un montant total de cent millions d'euros ;
— Autorisation d'augmenter le capital pour un montant nominal maximum de cent millions d'euros dans le cadre d'offres publiques d'échange initiées par la société ;
— Autorisation d'émettre pour un montant nominal maximum de un milliard d'euros, des obligations convertibles en actions représentant un montant nominal maximum de cent millions d'euros ;
— Autorisation d'émettre pour un montant nominal maximum de un milliard d'euros, des obligations avec bons de souscription à des actions représentant un montant nominal maximum de cent millions d'euros ;
— Autorisation d'émettre des valeurs mobilières composées ouvrant droit à l'attribution d'actions représentant un montant nominal maximum de cent millions d'euros ;
— Autorisation d'émettre des bons autonomes de souscription à des actions représentant un montant nominal maximum de cent millions d'euros ;
— Autorisation d'augmenter le capital d'un montant nominal maximum de deux millions huit cent quarante mille euros, correspondant à 1 % du capital actuel, par émissions d'actions réservées aux salariés de la société et de sociétés du groupe ;
— Limitation du montant nominal global, pour respectivement cent millions et un milliard d'euros, des autorisations d'augmentation du capital et des titres d'emprunts ou des autres titres de créance donnant accès au capital faisant l'objet des dixième et douzième à seizième résolutions proposées ;
— Autorisation de procéder à la réduction du capital social, dans la limite de 10 % et par période de vingt-quatre mois, par annulation des actions propres acquises par la société dans le cadre de programmes de rachat d'actions ;
— Modification de l'article 15 des statuts relatif à la composition du conseil de surveillance ;
— Insertion dans les statuts de la faculté d'un envoi des formulaires de procuration et de vote par correspondance, par voie électronique avant assemblée, et modification corrélative de l'article 22 des statuts ;
— Mise en harmonie du texte des statuts avec les dispositions légales et réglementaires et modification en conséquence des articles 6, 17, 19, 24 à 27 et 30 des statuts.

Tout actionnaire inscrit en compte chez la société cinq jours au moins avant la date de l'assemblée pourra, quelque soit le nombre d'actions qu'il possède et sur simple justification de son identité, être admis et prendre part aux délibérations.

Les formules de pouvoir et de vote par correspondance seront adressées aux actionnaires ; les votes par correspondance ne seront pris en compte que s'ils parviennent à la société trois jours au moins avant la date de réunion de l'assemblée.

Les gérants.

39831

FILE 82-5247



BULLETIN DES ANNONCES LÉGALES OBLIGATOIRES

ANNEXÉ AU JOURNAL OFFICIEL DE LA RÉPUBLIQUE FRANÇAISE

L'État n'est en aucune façon garant des insertions

DIRECTION DES JOURNAUX OFFICIELS
26, rue Desaix, 75727 PARIS CEDEX 15



TÉLÉPHONES :
STANDARD 01-40-58-75-00
ANNONCES 01-40-58-76-66
RENSEIGNEMENTS DOCUMENTAIRES 01-40-58-79-79
ABONNEMENTS 01-40-58-79-20
(8 H 30 à 12 H 30)

Les Annonces financières obligatoires sur Internet

www.journal-officiel.gouv.fr

ÉMISSIONS ET COTATIONS

CONVOCATIONS

AUTRES OPÉRATIONS

PUBLICATIONS PÉRIODIQUES

AVIS DIVERS

BULLETIN OFFICIEL DU CONSEIL DES MARCHÉS FINANCIERS

(Voir sommaire en pages intérieures)

Le numéro : 0,70 €
Abonnement. - Un an *(décret n° 2002-1191 du 20 septembre 2002)* :
France et outre-mer : 208,20 € (88,00 € + 120,20 € de frais de port)
Etranger : paiement d'un supplément modulé selon la zone de destination, tarif sur demande
Tout paiement à la commande facilitera son exécution

— la somme revenant ou pouvant ultérieurement revenir à la société pour chacune des actions émises ou à émettre, par l'exercice des droits attachés aux valeurs mobilières émises en vertu de la présente résolution devra être au moins égale à la moyenne des premiers cours constatés à la Bourse de Paris pour les actions de la société pendant dix jours consécutifs choisis parmi les vingt qui précèdent l'émission de ces valeurs mobilières ;

— le conseil d'administration pourra procéder à des augmentations de capital et à des émissions de valeurs mobilières à l'effet de rémunérer des titres qui seront apportés à la société dans le cadre d'une offre publique d'échange sur des titres répondant aux conditions fixées à l'article L. 225-148 du Code de commerce.

Troisième résolution extraordinaire (Autorisation donnée au conseil d'administration d'augmenter le capital social par émission d'actions ordinaires à libérer par incorporation de réserves, bénéfices ou primes ou élévation du nominal). — L'assemblée générale extraordinaire, connaissance prise du rapport du conseil d'administration, autorise le conseil d'administration à augmenter le capital social, pendant une durée de vingt-six mois, par l'émission d'actions ordinaires nouvelles à libérer par incorporation de réserves, bénéfices ou primes ou par élévation du nominal des actions composant le capital social ou par l'emploi simultané de ces deux procédés.

Les émissions d'actions nouvelles ou l'élévation de la valeur nominale des actions visées ci-dessus ne pourront pas avoir pour effet d'augmenter le capital social d'une somme supérieure à un million sept cent mille euros (1 700 000 €), qui s'imputera sur les augmentations de capital susceptibles d'être réalisées en vertu de l'autorisation globale donnée aux termes de la première résolution de la présente assemblée.

L'assemblée générale extraordinaire décide qu'en cas d'augmentation de capital sous forme d'attribution d'actions gratuites, les droits d'attribution formant rompus qui ne seront pas négociables et qui subsisteront après l'attribution à chaque actionnaire des actions nouvelles lui revenant, feront l'objet d'un règlement en espèce.

Les actions nouvelles correspondant aux droits formant rompus seront vendues et le produit net de leur vente sera alloué aux titulaires de ces droits, au prorata de ces derniers, au plus tard trente jours après l'inscription à leur compte du nombre entier d'actions nouvelles attribuées.

L'assemblée générale extraordinaire donne tous pouvoirs au conseil d'administration, avec faculté de subdéléguer ses pouvoirs à son président, pour fixer les modalités, conditions et dates des augmentations de capital susceptibles d'être réalisées en vertu de la présente autorisation et pour modifier les statuts en conséquence.

Quatrième résolution extraordinaire (Augmentation de capital par émission d'actions réservées aux salariés). — L'assemblée générale extraordinaire, statuant dans le cadre des dispositions de l'article L. 443-1 et suivants du Code du travail, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, délègue au conseil d'administration les pouvoirs nécessaires à l'effet d'augmenter le capital social de la société en une ou plusieurs fois par l'émission d'actions nouvelles et, le cas échéant, l'attribution d'actions gratuites ou d'autres titres donnant accès au capital dans les conditions fixées par la loi, dans la limite de 1 % du montant des titres composant à ce jour le capital social, réservée aux adhérents à des plans d'épargne d'entreprise de la société et/ou des sociétés ou GIE dont elle détient directement ou indirectement plus de 50 % du capital ou des droits de vote.

Les actionnaires décident de renoncer expressément à leurs droits préférentiels de souscription au profit desdits adhérents.

Le prix des actions souscrites par les adhérents visés ci-dessus, en application de la présente autorisation, sera égal ou supérieur à 80 % de la moyenne des cours cotés de l'action lors des vingt séances de bourse précédant le jour de la décision du conseil d'administration fixant la date d'ouverture de la souscription.

L'assemblée générale extraordinaire donne au conseil d'administration conformément aux dispositions légales et réglementaires dans les limites et sous les conditions précisées ci-dessus et, le cas échéant, dans le cadre des dispositions adoptées dans les plans d'épargne, tous pouvoirs pour déterminer toutes les conditions et modalités des opérations et notamment :

— décider et fixer les modalités d'attribution d'actions gratuites ou d'autres titres donnant accès au capital, en application de l'autorisation conférée ci-avant ;

— fixer les conditions d'ancienneté que devront remplir les bénéficiaires des actions nouvelles à provenir des augmentations de capital, objet de la présente résolution ;

— décider le montant à émettre, le prix d'émission, les modalités de chaque émission ;

— arrêter les dates d'ouverture et de clôture des souscriptions ;

— fixer, dans la limite d'une durée maximale de trois ans, le délai accordé aux souscripteurs pour la libération de leurs titres ;

— arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance ;

— constater la réalisation de l'augmentation de capital à concurrence du montant des actions qui seront effectivement souscrites ou décider de majorer le montant de ladite augmentation de capital pour que la totalité des souscriptions reçues puisse être effectivement servies ;

et

— prendre toutes mesures pour la réalisation des augmentations de capital, procéder aux formalités consécutives à celles-ci et apporter aux statuts les modifications corrélatives à ces augmentations de capital.

L'autorisation ainsi conférée au conseil d'administration, avec faculté de subdélégation au président, est valable à compter de la présente assemblée et ce jusqu'à l'assemblée générale ordinaire devant statuer sur les comptes de l'exercice 2003.

En application des articles 128 et 130 du décret du 23 mars 1967, les demandes d'inscription de projets de résolutions par les actionnaires devront être envoyées au siège social dans les dix jours à compter de la publication.

Le droit de participer ou de se faire représenter à l'assemblée sera subordonné :

A l'inscription, cinq jours francs au moins avant la date de l'assemblée, de l'actionnaire sur le registre des actions nominatives de la société.

Les formules de vote par correspondance et de pouvoir seront adressées aux actionnaires inscrits en compte nominatif pur ou administré.

Le formulaire devra être retourné, signé, de telle façon que le CIC correspondant Cicotitres - service Emetteurs - Centradom, 4, rue des Chauffours, 95014 Cergy-Pontoise puisse le recevoir avant le 31 mai 2003.

Le conseil d'administration.

40991

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.

Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine (France).

307 570 747 R.C.S. Nanterre.

Avis de convocation

Mmes et MM. les actionnaires sont convoqués en assemblée générale mixte, le mercredi 14 mai 2003, à 17 heures, à l'Etoile-Saint-Honoré, 21/25, rue Balzac, Paris (8e), à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

I. – Partie ordinaire :

1°) Approbation du rapport de gestion du directoire et du rapport du conseil de surveillance, sur les comptes sociaux et consolidés de l'exercice clos le 31 décembre 2002 ; Approbation des comptes sociaux et consolidés de JCDecaux SA ;

2°) Approbation des conventions réglementées conclues au cours de l'exercice 2002 ;

3°) Affectation du résultat ;

4°) Dépenses et charges visées à l'article 39-4 du Code général des impôts ;

5°) Autorisation au directoire pour opérer en bourse sur les actions de la société ;

6°) Expiration du mandat des membres du conseil de surveillance – Renouvellement ;

7°) Désignation de deux nouveaux membres du conseil de surveillance ;

8°) Fixation des jetons de présence.

II. – Partie extraordinaire :

1°) Délégation au directoire à l'effet de procéder aux augmentations de capital par émission d'actions ou toutes autres valeurs mobilières donnant accès à des actions de la société, et autorisées par l'assemblée générale mixte du 23 mai 2002, en cas d'offre publique d'achat ou d'offre publique d'échange de valeurs mobilières ;

2°) Pouvoirs.

I. Il est, en outre, précisé, qu'à la demande d'un actionnaire détenant plus de 5 % du capital, l'ordre du jour et le projet de résolutions ont été modifiés par rapport à l'avis de réunion publié au *Bulletin des Annonces légales obligatoires* le 7 avril 2003, portant sur la désignation d'un membre du conseil de surveillance indépendant.

Ainsi donc, l'ordre du jour proposera la désignation de deux nouveaux membres du conseil de surveillance, et il sera inséré une neuvième résolution qui se lira comme suit :

« *Neuvième résolution.* — L'assemblée générale, connaissance prise de la demande d'inscription adressée par la société JCDecaux Holding, actionnaire détenant 69,52 % du capital, et agréée par le directoire, désigne en qualité de membre du conseil de surveillance : M. Xavier de Sarrau, qui exercera son mandat pendant une durée de trois ans, expirant à la clôture de l'assemblée générale ordinaire annuelle appelée à statuer sur les comptes de l'exercice social qui sera clos le 31 décembre 2005.

Les résolutions existantes et portant les nos 9, 10 et 11 prennent les nos 10, 11 et 12.

II. Lors du dépôt auprès de la Commission des opérations de bourse de la note d'information sur le rachat d'actions par la société, en vue de l'obtention du visa, la Commission des opérations de bourse a demandé que le prix maximal d'achat soit abaissé et qu'un certain nombre de précisions soient apportées dans la résolution proposée à l'assemblée. Cette résolution (la 6e) devient donc :

« *Sixième résolution.* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire ainsi que de la note d'information visée par la Commission des opérations de bourse :

— constate que la société a acquis, dans le cadre de l'autorisation reçue de l'assemblée générale en date du 23 mai 2002, 200 000 de ses propres titres ;

— autorise le directoire conformément aux articles L. 225-209 et suivants du Code de commerce à acheter et vendre des actions de la société en fonction des situations de marché :

en vue, notamment, et par ordre de priorité décroissant :

– de la régularisation du cours de l'action par intervention systématique en contre-tendance sur le marché ;

– de la mise en œuvre de tout plan d'options d'achat d'actions de la société dans le cadre des dispositions des articles L. 225-177 et suivants du Code de commerce ;
– de la mise en œuvre de tout plan d'achat d'actions par les salariés dans les conditions prévues par la loi, notamment les articles L. 443-1 et suivants du Code du travail ;
– de la remise d'actions (à titre d'échange, de paiement ou autre) dans le cadre d'opérations de croissance externe, conformément à la réglementation boursière ;
– de la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de tout autre manière à l'attribution d'actions de la société, dans les limites de la réglementation boursière ;
– de la mise en œuvre d'une politique de gestion des titres détenus, comprenant, notamment, la conservation, la cession, le transfert ou l'annulation desdites actions, conformément à l'autorisation donnée par l'assemblée générale extraordinaire du 23 mai 2002.

« Les achats d'actions de la société pourront porter sur un nombre d'actions tel que :
— le nombre d'actions que la société achète pendant la durée du programme de rachat n'excède pas, compte tenu des titres déjà en sa possession 10 % des actions composant le capital de la société, soit, à titre indicatif au 31 décembre 2002, 21 960 076 actions ;
— le nombre d'actions que la société détiendra à quelque moment que ce soit ne dépasse pas 10 % des actions composant le capital de la société.

« L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen), ou par utilisation d'options ou autres instruments financiers à terme négociés sur un marché réglementé ou de gré à gré ou par l'émission de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la société détenues par cette dernière.

« Le prix maximal d'achat des actions dans le cadre de la présente résolution sera de 15 € par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix maximal n'étant applicable qu'aux acquisitions décidées à compter de la date de la présente assemblée et non aux opérations à terme conclues en vertu d'une autorisation donnée par une précédente assemblée générale et prévoyant des acquisitions d'actions postérieures à la date de la présente assemblée.

« En conséquence, et à titre indicatif, le montant maximal que la société serait susceptible de payer pour l'achat de ses actions serait de 329,40 millions d'euros, correspondant à un prix maximal par action de 15 € et à un nombre maximal de 21 960 076 actions (sous réserve des ajustements nécessaires en cas d'opérations sur le capital social).

« En cas de revente sur le marché, le prix minimal de vente des actions auto-détenues acquises dans le cadre des programmes de rachat d'actions autorisés par la présente assemblée générale (ou des assemblées générales antérieures) sera de 8,25 € par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie). Ce prix s'applique de manière implicite aux cessions réalisées par l'émission, postérieurement à la date de la présente assemblée, de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la société détenues par cette dernière.

« Nonobstant ce qui précède, dans le cas où il serait fait usage des facultés offertes par le troisième alinéa de l'article L. 225-209 du Code de commerce, les règles relatives au prix de vente seront celles fixées par les dispositions légales en vigueur.

« Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'opérer sur les actions de la société. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

« L'assemblée générale délègue au directoire, en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, le pouvoir d'ajuster les prix d'achat et de vente susvisés par application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

« L'assemblée générale confère tous pouvoirs au directoire, avec faculté de subdélégation dans les conditions légales, pour décider et effectuer la mise en œuvre de la présente autorisation, pour en préciser, si nécessaire, les termes et en arrêter les modalités avec faculté de déléguer dans les conditions légales la réalisation du programme d'achat, et notamment pour passer tout ordre de bourse, conclure tout accord, en vue de la tenu des registres d'achats et de ventes d'actions, effectuer toutes déclarations auprès de la Commission des opérations de bourse, du Conseil des marchés financiers et de toute autre autorité qui s'y substituerait, remplir toutes formalités et, d'une manière générale, faire le nécessaire. »

L'assemblée générale se compose de tous les actionnaires quel que soit le nombre de leurs actions. Nul ne peut y représenter un actionnaire s'il n'est lui-même actionnaire ou conjoint de l'actionnaire représenté.

Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à l'assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte chez la société cinq jours au moins avant la date fixée pour la réunion. Ils n'ont aucune formalité de dépôt à remplir et seront admis sur simple justification de leur identité.

Les propriétaires d'actions au porteur doivent, cinq jours au plus tard avant la date fixée pour la réunion, demander à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.

Ils pourront solliciter également de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

L'attestation ainsi que le formulaire devront être adressés par les intermédiaires à : BNP Paribas Securities Services, GIS Emetteurs, assemblées, 75450 Paris Cedex 09.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis, parvenus à la banque sus-désignée ou à la société trois jours au moins avant la réunion de l'assemblée générale.

Le directoire.

41139

SOCIETE DU LOUVRE - GROUPE DU LOUVRE

Société anonyme au capital de 36 106 122 €.
Siège social : 10, avenue de Friedland, 75008 Paris.
552 141 475 00103 R.C.S. Paris.

Avis préalable de réunion valant avis de convocation

Les actionnaires de la Société du Louvre-Groupe du Louvre sont convoqués, en assemblée générale mixte, le mercredi 28 mai 2003 à 10 h 30, au Palais des Congrès, 2, place de la Porte Maillot à Paris (75017), à l'effet de délibérer sur l'ordre du jour suivant :

A caractère ordinaire :
— Rapport de gestion du conseil d'administration concernant les comptes de l'exercice clos le 31 décembre 2002 ;
— Rapport général des commissaires aux comptes sur les comptes de l'exercice clos le 31 décembre 2002 ;
— Approbation des comptes sociaux de l'exercice clos le 31 décembre 2002, et quitus de gestion ;
— Approbation des comptes consolidés ;
— Rapport spécial des commissaires aux comptes sur les conventions visées aux articles L. 225-38 et suivants du Code de commerce, et approbation, s'il y a lieu, desdites conventions ;
— Affectation du résultat et fixation du dividende ;
— Ratification de la cooptation d'un administrateur ;
— Fixation du montant global des jetons de présence ;
— Autorisation et pouvoirs à conférer au conseil d'administration en vue de l'achat et de la vente par la société de ses propres actions, dans le cadre de l'article L. 225-209 du Code de commerce.

A caractère extraordinaire :
— Autorisation à conférer au conseil d'administration à l'effet de réduire le capital social par annulation d'actions ;
— Autorisation à donner au conseil d'administration à l'effet de procéder à l'augmentation du capital social par émission, avec maintien du droit préférentiel de souscription, d'actions et/ou de certificats d'investissement et/ou d'autres valeurs mobilières donnant accès immédiatement ou à terme à des actions et/ou des certificats d'investissement de la société ;
— Autorisation à donner au conseil d'administration à l'effet de procéder à l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres ;
— Autorisation à donner au conseil d'administration d'émettre des valeurs mobilières en période d'offre publique d'achat ou d'offre publique d'échange sur la société ;
— Autorisation à donner au conseil d'administration à l'effet de consentir des options d'achat d'actions de la société ;
— Autorisation à donner au conseil d'administration à l'effet d'augmenter le capital au profit de salariés adhérents d'un plan d'épargne d'entreprise et/ou d'un plan partenarial d'épargne salariale volontaire et à l'effet de leur attribuer gratuitement des actions ou d'autres titres donnant accès au capital ;
— Délégation à donner au conseil d'administration de décider, s'il y a lieu, de réaliser cette augmentation au profit de salariés adhérents d'un plan d'épargne d'entreprise et/ou d'un plan partenarial d'épargne salariale volontaire, simultanément lors de chaque augmentation de capital réservée aux actionnaires ;
— Mise à jour de l'article 6 des statuts ;
— Pouvoirs pour l'accomplissement des formalités.

Texte du projet des résolutions

Résolutions relevant de la compétence de l'assemblée générale ordinaire.

Première résolution. — L'assemblée générale, statuant aux conditions de quorum et de majorité prévues pour les assemblées générales ordinaires, et après avoir entendu la lecture du rapport du conseil d'administration, et du rapport des commissaires aux comptes, ainsi que les explications complémentaires fournies et les observations échangées en cours de séance et pris connaissance des comptes de l'exercice clos le 31 décembre 2002, approuve ces rapports et comptes en leur intégralité et en toutes leurs parties, ainsi que toutes les opérations traduites par ces comptes ou visées dans ces rapports.

L'assemblée générale donne en conséquence quitus de gestion pour l'exercice clos le 31 décembre 2002.

Deuxième résolution. — L'assemblée générale, statuant aux conditions de quorum et de majorité prévues pour les assemblées générales ordinaires, et après avoir entendu la lecture du rapport du conseil d'administration et du rapport des commissaires aux comptes, approuve les comptes consolidés de

Convening file sent to the holders of registered shares

This file informs the holders of registered shares of the date, place and agenda of the shareholders' meeting, contain the full text of the resolutions as well as other information/document which are legally required to be sent to these shareholders (form to request additional documents, procedure to use a proxy ...).

Convocation à l'Assemblée Générale Mixte JCDecaux SA

14 mai 2003

JCDecaux

les vitrines du monde

SOMMAIRE

MESSAGE DU PRÉSIDENT 1

ORGANES DE DIRECTION ET DE CONTRÔLE 2

ORDRE DU JOUR DE L'ASSEMBLÉE GÉNÉRALE MIXTE 3

MODALITÉS DE PARTICIPATION 4

EXPOSÉ SOMMAIRE DE L'EXERCICE 2002 6

RAPPORT DES COMMISSAIRES AUX COMPTES 8

RÉSULTATS FINANCIERS DE LA SOCIÉTÉ AU COURS DES 5 DERNIERS EXERCICES 9

PROJET DE RÉSOLUTIONS 10

DEMANDE DE DOCUMENTATION 15

Message du Président

Madame, Monsieur,
Cher(e) Actionnaire,

Notre volonté est de poursuivre, avec chacun d'entre vous, les relations de confiance que nous avons initiées dès notre introduction en Bourse. Je serai donc très heureux de vous présenter les résultats et les grands axes stratégiques de développement de notre Groupe, au cours de l'Assemblée Générale mixte qui se tiendra :

mercredi 14 mai 2003
à 17 h 00

L'Étoile Saint-Honoré*
21-25, rue Balzac - 75008 Paris

Nous tenir à votre écoute est une priorité. Aussi, je souhaite que nous fassions, ensemble, de cette Assemblée Générale un moment d'échanges privilégié. Vous pourrez prendre part aux débats et dialoguer avec le management. Vous pourrez également vous prononcer sur les résolutions qui vous seront soumises.

Vous trouverez, ci-après, les informations relatives au déroulement de la réunion : l'ordre du jour, les résolutions et les modalités de participation.

Je compte vivement sur votre présence et, dans l'attente de vous rencontrer, je vous prie de croire, Madame, Monsieur, Cher(e) Actionnaire, à l'expression de mes sincères salutations.



Jean-Charles DECAUX
Président du Directoire

* Métro ou RER : Charles de Gaulle Etoile, George V et Ternes
Parking : 6 bis, avenue Bertie Albrecht

Organes de direction et de contrôle

La Société est organisée sous forme de Société anonyme à Directoire et Conseil de Surveillance.

Directoire

Le Directoire est actuellement composé de 5 membres nommés par le Conseil de Surveillance. Messieurs Jean-Charles et Jean-François DECAUX utilisent le titre de co-Directeur Général de la Société à des fins commerciales et de relations publiques et disposent des mêmes pouvoirs de représentation de la Société vis-à-vis des tiers.

NOM	ÂGE	FONCTION	DÉBUT DU MANDAT	FIN DU MANDAT
Jean-Charles DECAUX	33	Président du Directoire et co-Directeur Général	9 octobre 2000	14 mai 2003
Jean-François DECAUX	43	co-Directeur Général	9 octobre 2000	14 mai 2003
Robert CAUDRON	54	Membre du Directoire	9 octobre 2000	14 mai 2003
Gérard DEGONSE	55	Membre du Directoire	9 octobre 2000	14 mai 2003
Jeremy MALE	45	Membre du Directoire	9 octobre 2000	14 mai 2003

Jean-Charles DECAUX est Président du Directoire de la Société depuis le 4 juillet 2002, il en était Directeur Général depuis le 9 octobre 2000. Entré dans le Groupe en 1989 afin de créer et de développer la filiale espagnole, il est aujourd'hui en charge des activités d'Europe du Sud, d'Asie et d'Amérique du Sud. Il est également Président d'Avenir et Administrateur et Directeur Général délégué de la société JCDecaux Holding.

Jean-François Decaux est Directeur Général de la Société depuis le 4 juillet 2002. Il en était Président du Directoire depuis le 9 octobre 2000. Entré dans le Groupe en 1982 en tant que Directeur des ventes de JCDecaux Allemagne, il est aujourd'hui en charge des activités en Europe du Nord et Centrale, en Amérique du Nord et en Australie. Il est également Administrateur et Directeur Général délégué de la société JCDecaux Holding.

Robert CAUDRON est membre du Directoire depuis le 9 octobre 2000. Il exerce les fonctions de Directeur Général-Opérations de la Société depuis le 1er juillet 2000. Il est entré dans le Groupe en décembre 1984 en tant que Directeur financier de la société JCDecaux Mobilier Urbain.

Gérard DEGONSE est membre du Directoire depuis le 9 octobre 2000. Il exerce les fonctions de Directeur Général-Finances de la Société depuis son arrivée dans le Groupe en juin 2000. Auparavant, il exerçait les fonctions de Directeur Financement-Trésorerie chez Elf Aquitaine puis de VP Treasurer-Company Secretary chez Eurodisney Company.

Jeremy MALE est membre du Directoire depuis le 9 octobre 2000. Il exerce également les fonctions de Président de la filiale de la Société au Royaume-Uni et est responsable de 14 pays d'Europe du Nord et de l'Est et de la Scandinavie. Il est entré dans le Groupe en août 2000. Auparavant, il était responsable européen de la société TDI (Groupe Viacom). Il a également exercé des fonctions de direction dans des groupes agro-alimentaires tels que Jacobs Suchard et Tchibo.

Conseil de Surveillance

NOM	ÂGE	FONCTION	DÉBUT DU MANDAT	FIN DU MANDAT
Jean-Claude DECAUX	65	Président du Conseil de Surveillance	9 octobre 2000	14 mai 2003
Jean-Pierre DECAUX	59	Vice-Président du Conseil de Surveillance	9 octobre 2000	14 mai 2003
Christian BLANC	60	Membre du Conseil de Surveillance	9 octobre 2000	14 mai 2003
Pierre-Alain PARIENTE	67	Membre du Conseil de Surveillance	9 octobre 2000	14 mai 2003

Jean-Claude DECAUX est Président du Conseil de Surveillance depuis le 9 octobre 2000. Il est le fondateur du Groupe. Il est également Président du Conseil d'Administration et Directeur Général de la société JCDecaux Holding.

Christian BLANC est membre du Conseil de Surveillance depuis le 9 octobre 2000. Il est administrateur des sociétés Cap Gemini, Carrefour et Thomson Multimédia et a exercé les fonctions de Président de Merrill Lynch France et de Président-Directeur Général d'Air France et de la RATP. Christian Blanc est député des Yvelines. Il est membre indépendant du Conseil de Surveillance au sens du rapport Bouton.

Jean-Pierre DECAUX est Vice-Président du Conseil de Surveillance depuis le 9 octobre 2000. Il était Président de la société RPMU, Régie Publicitaire du Mobilier Urbain, avant son absorption par la Société.

Pierre-Alain PARIENTE est membre du Conseil de Surveillance de la Société depuis le 9 octobre 2000. Il a exercé plusieurs fonctions au sein du Groupe de 1970 à février 2000, notamment en tant que Directeur commercial de la régie publicitaire RPMU.

Ordre du jour

Assemblée Générale Mixte du 14 mai 2003

I - PARTIE ORDINAIRE

1. Approbation du rapport de gestion du Directoire et du rapport du Conseil de Surveillance, sur les comptes sociaux et consolidés de l'exercice clos le 31 décembre 2002 – Approbation des comptes sociaux et consolidés de JCDecaux SA.

2. Approbation des conventions réglementées conclues au cours de l'exercice 2002.

3. Affectation du résultat.

4. Dépenses et charges visées à l'article 39-4 du Code général des impôts.

5. Autorisation au Directoire pour opérer en bourse sur les actions de la Société.

6. Expiration du mandat des Membres du Conseil de Surveillance – Renouvellement.

7. Désignation de deux nouveaux Membres du Conseil de Surveillance.

8. Fixation des jetons de présence.

II - PARTIE EXTRAORDINAIRE

1. Délégation au Directoire à l'effet de procéder aux augmentations de capital par émission d'actions ou toutes autres valeurs mobilières donnant accès à des actions de la Société, et autorisées par l'Assemblée Générale Mixte du 23 mai 2002, en cas d'Offre Publique d'Achat ou d'Offre Publique d'Echange de valeurs mobilières.

2. Pouvoirs

Modalités de participation

Comment participer à notre Assemblée Générale

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, a le droit de participer à l'Assemblée, ou de voter par correspondance.
L'actionnaire personne physique ne pourra être représenté que par un autre actionnaire participant à l'Assemblée ou par son conjoint.

■ Pour pouvoir participer ou vous faire représenter à l'Assemblée :

- si vous possédez des actions nominatives, celles-ci devront être inscrites en compte, cinq jours au moins avant la date fixée pour l'Assemblée ;
- si vous possédez des actions au porteur, vous devrez, en respectant le même délai de cinq jours, justifier par une attestation établie par l'intermédiaire financier comptable de vos titres, de l'immobilisation de ceux-ci, auprès de BNP Paribas – G.I.S. Emetteurs – Service des Assemblées, Les Collines de l'Arche – 75450 Paris cedex 09. Ces actions devront être immobilisées jusqu'à la date de l'Assemblée ou de toute autre Assemblée convoquée avec le même ordre du jour, faute de quorum.

BNP Paribas tiendra à vote disposition, sur votre demande, des formules de pouvoir et de vote par correspondance ainsi que des cartes d'admission.

■ Nous vous rappelons, conformément à la loi, que :

- si vous souhaitez utiliser la faculté de vote par correspondance, vous pourrez demander par lettre recommandée avec demande d'avis de réception, un formulaire soit auprès de la société JCDecaux SA – Direction juridique- 17, rue Soyer – 92523 Neuilly cedex, soit au Service des Assemblées de BNP Paribas visé ci-dessus ;
- pour être honorée, votre demande de formulaire devra avoir été reçue au siège de la Société ou au Service des Assemblées de BNP Paribas ci-dessus mentionné, six jours au moins avant la date de la réunion ;
- ce formulaire dûment rempli devra parvenir soit au siège de la Société, soit au Service des Assemblées de BNP Paribas ci-dessus mentionné, trois jours au moins avant la date de la réunion ;
- si vos actions sont au porteur, le formulaire ne pourra prendre effet que si l'attestation justifiant l'immobilisation de celles-ci a été préalablement reçue suivant les conditions précisées ci-dessus ;
- tout actionnaire ayant voté par correspondance n'aura plus la possibilité de participer directement à l'Assemblée ou de s'y faire représenter en vertu d'un pouvoir ;
- vous pourrez vous procurer les documents prévus aux articles 133 et 135 du décret du 23 mars 1967, par demande adressée :
  - soit à **BNP Paribas** – G.I.S. Emetteurs – Service des Assemblées – Les Collines de L'Arche – 75450 Paris cedex 09,
  - soit à **JCDecaux SA** – Direction juridique – 17, rue Soyer – 92523 Neuilly cedex.

■ Si vous ne pouvez pas assister à l'Assemblée

Trois options vous sont offertes. Vous ne devez en choisir qu'une seule. A l'aide du formulaire, obtenu selon les modalités rappelées ci-dessus et dont le modèle est reproduit ci-contre, vous pourrez :

- **donner pouvoir au Président.** En donnant pouvoir au Président, vous lui demandez de voter à votre place. Cochez la case 1, puis ne portez aucune autre indication sur le formulaire de vote que la date et votre signature au bas du formulaire ;
- **voter par correspondance.** Cochez la case 2 sur le formulaire. Suivez scrupuleusement les instructions de la présente convocation pour que votre vote soit enregistré. Datez et signez ;
- **donner pouvoir à une personne dénommée.** Cette personne peut être votre conjoint (actionnaire ou non) ou un autre actionnaire. Il vous suffit de cocher la case 3 et de préciser l'identité de la personne (nom et prénoms) qui vous représentera. Datez et signez.

Assister à l'Assemblée

Cochez la case A

Être représenté(e) à l'Assemblée

Cochez la case B et choisissez parmi les 3 possibilités :

1. Donner pouvoir au Président (1)
2. Voter par correspondance (2) et noircir les cases des résolutions qui ne recueillent pas votre adhésion
3. Donner procuration à votre conjoint ou à un autre actionnaire (3) et mentionner les nom et prénom(s) du mandataire.

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

(A) ☐ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the meeting and request an admission card : date and sign at the bottom of the form.*

(B) ☐ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

JCDecaux

Société Anonyme à Directoire et Conseil de Surveillance au capital de € 3 378 284,27
Siège Social : 17, rue Soyer
92200 NEUILLY-SUR-SEINE
307 570 747 RCS NANTERRE

ASSEMBLÉE GÉNÉRALE MIXTE
Convoquée le mercredi 14 mai 2003, à 17 heures
à l'Étoile Saint Honoré
21-25, rue Balzac 75008 PARIS

COMBINED GENERAL MEETING
to be held on Wednesday, may 14, 2003, at 5 p.m.
at l'Étoile Saint Honoré
21-25, rue Balzac 75008 PARIS

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares* — Nominatif / *Registered* (VS / *single vote*; VD / *double vote*) — Porteur / *Bearer*

Nombre de voix / *Number of voting rights :*

☐ **JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST***
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Directoire, à l'EXCEPTION de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels je vote NON ou je m'abstiens.

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

1	2	3	4	5	6	7	8	9
☐	☐	☐	☐	☐	☐	☐	☐	☐
10	11	12						
☐	☐	☐						

Sur les projets de résolutions non agréés par le Directoire, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of directors, I cast my vote by shading the box of my choice - like this ■.

	Oui / Yes	Non/No Abst/abs		Oui / Yes	Non/No Abst/abs
A	☐	☐	F	☐	☐
B	☐	☐	G	☐	☐
C	☐	☐	H	☐	☐
D	☐	☐	J	☐	☐
E	☐	☐	K	☐	☐

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the chairman of the meeting to vote on my behalf* .... ☐
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* .... ☐
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf* ☐

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

☐ **JE DONNE POUVOIR A :** (soit le conjoint, soit un autre actionnaire cf. renvoi (2) au verso) **pour me représenter à l'assemblée**

*/ I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) **to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titre au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement - Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1re convocation / on 1st notification AGO - AGE *ordinary meeting / extraordinary meeting*	*sur 2e convocation / on 2nd notification* AGO - AGE *ordinary meeting / extraordinary meeting*
à la BANQUE / *to the Bank*	11/05/2003	
à la SOCIÉTÉ / *to the Company*		

Date & Signature

A compléter obligatoirement quel que soit votre choix (date et signature)

Exposé sommaire de l'exercice 2002

Le groupe JCDecaux a réalisé une solide performance grâce à la poursuite de sa croissance interne, en dépit de conditions de marché qui sont restées difficiles.

Chiffre d'affaires

Le chiffre d'affaires consolidé a progressé de 2,2% à 1 577,7 millions d'euros par rapport à 2001. A périmètre et taux de change constants, le chiffre d'affaires a augmenté de 0,7%, soit une croissance supérieure à celle du marché publicitaire et du marché de la communication extérieure pour la deuxième année consécutive.

La croissance du chiffre d'affaires est due à la solide performance de l'activité Mobilier Urbain et à l'amélioration de l'activité Affichage. L'activité Transport est restée difficile du fait, principalement, de conditions de marché défavorables pour la publicité dans les aéroports aux Etats-Unis.

Mobilier Urbain : le chiffre d'affaires a augmenté de 5,3% à 840,3 millions d'euros en 2002, une bonne performance au vu des conditions de marché qui illustre le succès croissant du mobilier urbain en tant que support publicitaire. A périmètre et taux de change constants, la croissance interne est aussi de 5,3%. En Europe, l'activité est restée soutenue dans les pays où ce support est implanté de longue date, y compris en France et en Allemagne, et la croissance a été particulièrement forte au Royaume-Uni, en Belgique, aux Pays-Bas et en Suède. Aux Etats-Unis, le Groupe a réalisé de très bons résultats, notamment grâce aux ventes d'espaces publicitaires dans les centres commerciaux qui ont fortement augmenté.

Le Groupe a remporté 85% des appels d'offres portant sur des contrats de mobilier urbain (renouvellements, principalement en France, et nouveaux contrats), auxquels il a participé en 2002.

Affichage : le chiffre d'affaires a progressé de 7,6% et ressort à 442,6 millions d'euros en 2002. A périmètre et taux de change constants, le chiffre d'affaires a progressé de 2,8%. Au Royaume-Uni et en Europe Centrale, l'Affichage a continué sa forte progression et l'activité s'est stabilisée en France et en Belgique.

Transport : le chiffre d'affaires a diminué de 11,6% et ressort à 294,8 millions d'euros en 2002. A périmètre et taux de change constants, le chiffre d'affaires a baissé de 13,0%. L'activité Transport était en croissance en Scandinavie, en Espagne, au Portugal et en Italie, alors que la publicité dans les aéroports aux Etats-Unis et en France a continué de souffrir de conditions de marché défavorables.

EBITDA

L'EBITDA (résultat d'exploitation avant dotations nettes aux amortissements et provisions, intérêts et impôts) a augmenté de 7,4% à 405,3 millions d'euros par rapport à 2001, soit une croissance supérieure aux perspectives communiquées par le Groupe. La croissance de l'EBITDA résulte de la bonne performance opérationnelle des activités Mobilier Urbain et Affichage. Le Groupe a bénéficié des fruits des investissements de modernisation réalisés, ainsi que du programme de réduction des coûts annoncé en 2001, qui a permis de réaliser 20,6 millions d'euros d'économies en 2002.

L'EBITDA de l'activité Mobilier Urbain a progressé de 11,0% et ressort à 340,3 millions d'euros en 2002, soit une marge d'EBITDA élevée (40,5%). La croissance de l'EBITDA reflète principalement la forte progression du chiffre d'affaires de cette activité, ainsi que la baisse des coûts opérationnels. Les Etats-Unis, ainsi que la France, le Royaume-Uni, l'Allemagne et la Suède, ont fortement contribué à la croissance de l'EBITDA du Mobilier Urbain.

L'EBITDA de l'activité Affichage a progressé de 15,8% à 55,4 millions d'euros en 2002, soit une marge d'EBITDA de 12,5%. L'amélioration de la marge est due à la baisse des coûts opérationnels, ainsi qu'à la modernisation du réseau d'affichage grand format en France et au Royaume-Uni. Le Groupe bénéficie d'une position de numéro un dans l'Affichage en Europe et a pu, ainsi, réaliser un certain nombre de campagnes pan-européennes importantes, telles que celles menées avec le groupe Unilever, dans le cadre de son alliance commerciale qui porte sur 22 pays européens, conclue en 2002.

Transport : l'EBITDA a diminué de 58,4% à 9,6 millions d'euros, en baisse par rapport à 2001 (23,1 millions d'euros), mais en hausse significative par rapport à l'EBITDA au 30 juin 2002 (0,2 million d'eu-

ros). Ceci s'explique par une réduction importante des coûts opérationnels, ainsi que par une légère amélioration du chiffre d'affaires. La marge d'EBITDA de l'activité Transport ressort à 3,3% en 2002, contre 6,9% en 2001. La baisse de l'EBITDA reflète principalement la baisse du chiffre d'affaires dans les aéroports.

Résultat d'exploitation

Le résultat d'exploitation ressort à 211,2 millions d'euros en 2002, contre 201,1 millions d'euros en 2001, en hausse de 5%, la croissance de l'EBITDA (+28 millions d'euros) étant supérieure à celle des dotations aux amortissements et provisions (+17,9 millions d'euros). Ceci s'est traduit par une amélioration de la marge d'exploitation qui ressort à 13,4% en 2002, contre 13% en 2001.

Résultat net

Le résultat net (part du Groupe) a augmenté de 155% et s'établit à 26,0 millions d'euros en 2002, contre 10,2 millions d'euros en 2001. Cette performance est due principalement à l'amélioration du résultat d'exploitation et à l'amélioration du résultat financier (-36,7 millions d'euros en 2002 contre -53,1 millions d'euros en 2001), du fait de la baisse de la dette nette.

Le résultat net (part du Groupe) avant amortissement des survaleurs et éléments exceptionnels est en hausse de 6,3% et ressort à 92,4 millions d'euros en 2002, contre 86,9 millions d'euros en 2001.

Investissements

Les investissements (immobilisations corporelles et incorporelles), nets des cessions, s'élèvent à 156,6 millions d'euros en 2002, contre 252,1 millions d'euros en 2001. Le Groupe a achevé la modernisation de ses réseaux d'affichage en France et au Royaume-Uni et a renforcé les critères de sélection des projets d'investissements, notamment pour le mobilier urbain, eu égard à l'environnement publicitaire actuel.

Cash flow disponible

Le Groupe a amélioré de manière significative la génération de cash flow disponible, qui ressort à 167,9 millions d'euros en 2002, contre -22,6 millions d'euros en 2001. Cette performance traduit la capacité du Groupe à générer des cash flow d'exploitation importants (les flux nets issus de l'exploitation ont augmenté de 41% en 2002 par rapport à 2001), et à réduire ses investissements, nets des cessions.

Dette nette

Au 31 décembre 2002, la dette nette du Groupe, en baisse de 120,3 millions d'euros, s'établit à 613,2 millions d'euros, soit un ratio dette nette sur fonds propres de 46,7%. Le ratio de couverture des frais financiers par l'EBITDA était de 11,2x. Suite à la publication du chiffre d'affaires 2002, les agences de rating Moody's et Standard & Poor's ont confirmé la notation « investment grade » BBB et Baa2 du Groupe.

A l'occasion de la publication des résultats, Jean-Charles Decaux, Président du Directoire et co-Directeur Général, a déclaré :

"Dans un marché qui reste difficile, le groupe JCDecaux a réalisé de bons résultats, généralement supérieurs aux attentes du marché. Il a su maintenir la croissance de son chiffre d'affaires, de son résultat net et de son cash flow disponible, grâce notamment aux investissements réalisés depuis deux ans. Ceci démontre que le Groupe a les bons actifs, les bonnes équipes et la bonne stratégie pour poursuivre sa croissance.

"L'année 2003 devrait rester tendue et il est difficile d'anticiper la performance du Groupe, compte tenu des incertitudes actuelles. Néanmoins, le Groupe prévoit de dégager une croissance interne positive (à taux de change constants) de son chiffre d'affaires au premier trimestre 2003, en dépit d'une croissance interne légèrement négative de l'activité Mobilier Urbain. Ce ralentissement du Mobilier Urbain traduit à la fois des augmentations de tarifs moindres et le fait que les grands contrats remportés récemment ne commenceront à générer un chiffre d'affaires significatif qu'en 2004.

"Cependant, si les conditions de marché ne se détériorent pas davantage, le Mobilier Urbain devrait dégager une croissance interne d'environ 2% sur l'année 2003."

Rapport des Commissaires aux Comptes sur les comptes consolidés

Exercice clos le 31 décembre 2002

Mesdames et Messieurs les Actionnaires de la société JCDecaux SA,

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous avons procédé au contrôle des comptes consolidés de la société JCDecaux SA établis en euros relatifs à l'exercice clos le 31 décembre 2002, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le Directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur la note 1.1.b de l'annexe qui expose le changement de méthode résultant de la première application, à compter du 1er janvier 2002, du règlement CRC n°2000-06 relatif aux passifs.

Par ailleurs, nous avons également procédé à la vérification des informations relatives au Groupe données dans le rapport de gestion. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Neuilly-sur-Seine et Paris, le 19 mars 2003

Les Commissaires aux Comptes

BARBIER FRINAULT & AUTRES
Patrick Malvoisin

FIDUCIAIRE REVISUNION
Claude Chezaud

Résultats Financiers de la Société au cours des cinq derniers exercices

NATURE DES INDICATIONS	1998[2]	1999[2]	2000[2]	2001	2002
I - CAPITAL EN FIN D'EXERCICE					
a) Capital social (en euros)	2 606 223	2 606 223	2 685 962	3 378 284	3 378 284
b) Nombre d'actions ordinaires[1]	170 957	170 957	176 187 464	221 600 760	221 600 760
c) Nombre maximum d'actions futures à créer (options de souscription)	-	-	-	4 103 704	4 191 800
II - OPÉRATIONS ET RÉSULTATS DE L'EXERCICE (en euros)					
a) Chiffre d'affaires hors taxes[2]	45 744 112	58 560 241	80 838 546	630 311 692	577 865 331
b) Résultat avant impôts et charges calculées (amortissements et provisions)[2]	91 290 327	15 842 901	123 072 510	77 196 352	80 973 816
c) Impôts sur les bénéfices	2 608 447	(1 778 156)		10 901 232	(7 548 673)
d) Participation des salariés	-	-	-	-	347 036
e) Résultat après impôts et charges calculées (amortissements et provisions)[2]	76 021 465	8 681 878	104 811 683	17 208 957	54 559 112
f) Résultat distribué[3]	-	24 237 871	-	-	-
III - RÉSULTAT PAR ACTION (en euros)					
a) Résultat après impôts mais avant charges calculées (amortissement et prov.)	514	103	0,70	0,30	0,40
b) Résultat après impôts et charges calculées (amortissements et provisions)	445	51	0,59	0,08	0,25
c) Dividende net attribué à chaque action[4]	-	141,8	-	-	-
IV - PERSONNEL					
a) Effectif moyen des salariés employés pendant l'exercice	7	7	9	2 912	2 726
b) Montant de la masse salariale de l'exercice (en euros)	848 612	906 803	2 594 782	79 059 056	85 335 562
c) Montant des sommes versées au titre des avantages sociaux de l'exercice (Sécurité Sociale, œuvres sociales, etc ...) (en euros)	333 833	306 072	575 803	29 648 524	32 273 264

(1) En 2000, la Société a procédé à une multiplication par mille des actions composant le capital social.
(2) Les données indiquées pour les années 1998 à 2000 sont les données de la société JCDecaux SA, des données comparables à 2001 (effet des fusions) n'étant pas disponibles
(3) La distribution de dividendes prévisionnelle mentionnée dans le tableau des résultats de la Société au titre de l'exercice 2002 n'a pas encore été approuvée par l'Assemblée Générale.
(4) Sous réserve de l'approbation par l'Assemblée Générale des actionnaires de la proposition d'affectation du résultat 2002.

Assemblée Générale Mixte du 14 mai 2003

I – PARTIE ORDINAIRE

■ Première Résolution

La première résolution concerne l'approbation des comptes sociaux et consolidés de l'exercice clos le 31 décembre 2002.

L'Assemblée Générale, après avoir pris connaissance des rapports du Directoire, du Conseil de Surveillance et des Commissaires aux Comptes, approuve ces rapports dans leur intégralité ainsi que les comptes sociaux et consolidés de l'exercice clos le 31 décembre 2002, tels qu'ils lui ont été présentés.

Elle approuve, en conséquence, les opérations traduites dans ces comptes et résumées dans ces rapports.

■ Deuxième Résolution

Les deuxième et troisième résolutions concernent les conventions intervenues entre la Société et des filiales ayant en commun un ou plusieurs dirigeants ou un ou plusieurs actionnaires détenant directement ou indirectement au moins 5% du capital.

L'Assemblée Générale, après avoir pris connaissance du rapport spécial des Commissaires aux Comptes sur la conclusion et l'exécution au cours de l'exercice écoulé des opérations visées à l'article L.225-86 du Code de commerce, prend acte des conclusions de ce rapport, portant notamment sur les conventions suivantes :

- JCDecaux Argentina : dans le cadre de la garantie accordée à JCDecaux Mallscape, JCDecaux SA a payé, pour le compte de sa filiale, un montant global de 857 628,79 US$ correspondant à des factures de fourniture de matériel.
- JCDecaux SA a été autorisée à consentir à JCDecaux Argentina un abandon de créance, à hauteur de la somme ci-dessus.

- JCDecaux Australia : pour aider au démarrage de cette société, détenue à 100% par JCDecaux SA via JCDecaux Street Furniture, et compte tenu de son intérêt stratégique, la Société a autorisé l'abandon par JCDecaux Street Furniture de sa créance, à hauteur de AUD$ 2,7 M, au titre de créances commerciales ;

- JCDecaux Norge : pour aider sa filiale, détenue à 100%, qui connaît des difficultés de démarrage, la Société a été autorisée à consentir l'abandon d'un montant de 1 286 187,14 euros, au titre de créances commerciales.

Ces abandons de créances bénéficient, tous, d'une clause de retour à meilleure fortune.

- JCDecaux Asia : la Société a été autorisée à verser une indemnité à JCDecaux Asia, d'un montant de 80 MTHB, afin de compenser JCDecaux Asia de l'abandon de sa créance sur JCDecaux Thaïland.

L'Assemblée Générale ratifie les conventions ci-dessus exposées.

■ Troisième Résolution

L'Assemblée Générale, après avoir pris connaissance du rapport spécial des Commissaires aux Comptes sur la conclusion et l'exécution au cours de l'exercice écoulé des opérations visées à l'article L.225-86 du Code de commerce, prend acte des conclusions de ce rapport et ratifie la convention suivante :

- JCDecaux Street Furniture : afin d'aider cette filiale à assainir sa situation, la Société a été autorisée à abandonner la créance à caractère financier qu'elle détenait pour un montant de AUD$ 14,6 M.

Cet abandon de créance bénéficie d'une clause de retour à meilleure fortune.

L'Assemblée Générale, M. Jean-François DECAUX, en sa qualité de Dirigeant concerné par cette convention, ne prenant pas part au vote, ratifie la convention ci-dessus exposée.

■ Quatrième Résolution

La quatrième résolution concerne la décision d'affectation du résultat sur proposition du Directoire.

L'Assemblée Générale, connaissance prise du rapport du Directoire, décide d'affecter le bénéfice de l'exercice clos le 31 décembre 2002, s'élevant à 54 559 112 euros de la façon suivante :

(en euros)

- le bénéfice net de	54 559 112
- le report à nouveau antérieur de	266 305 200
forment ensemble un résultat disponible de	320 864 312

affecté de la manière suivante :

(en euros)

Réserve des plus-values nettes à long terme	739 066
Report à nouveau	320 125 246

Il est rappelé, conformément à la loi, que les distributions de dividendes par action faites au titre des trois exercices précédents ont été les suivantes :

(en euros)	1999	2000	2001
Montant net (hors avoir fiscal)	141,78	--	--
Impôt payé au Trésor	70,89	--	--
Revenu brut (avoir fiscal compris)	212,67		

■ Cinquième Résolution

La cinquième résolution concerne les dépenses et charges dites "somptuaires" visées à l'article 39-4 du CGI et pour lesquelles la Société pourrait avoir supporté un impôt. Pour JCDecaux SA, ces dépenses correspondent à des amortissements excédentaires sur voitures de tourisme.

En application de l'article 223 quater du Code général des impôts, l'Assemblée Générale prend acte du fait que les dépenses et charges visées à l'article 39-4 dudit code se sont élevées à 72 333 euros au cours de l'exercice écoulé et qu'aucun impôt n'a été supporté en raison desdites charges et dépenses.

■ Sixième Résolution

La sixième résolution autorise le Directoire à l'effet de racheter des actions de la Société, dans la limite maximale de 10% (incluant les achats effectués en 2002) du capital, pour un prix maximal d'achat de 15 euros et minimal de vente de 8,25 euros. Cette autorisation est donnée pour dix-huit mois.

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du Directoire ainsi que de la note d'information visée par la Commission des Opérations de Bourse :

- constate que la Société a acquis, dans le cadre de l'autorisation reçue de l'Assemblée Générale en date du 23 mai 2002, 200 000 de ses propres titres ;
- autorise le Directoire conformément aux articles L.225-209 et suivants du Code de commerce à acheter et vendre des actions de la Société en fonction des situations de marché :

en vue, notamment, et par ordre de priorité décroissant :

- de la régularisation du cours de l'action par intervention systématique en contre-tendance sur le marché ;
- de la mise en œuvre de tout plan d'option d'achat d'actions de la Société dans le cadre des dispositions des articles L.225-177 et suivants du Code de commerce ;
- de la mise en œuvre de tout plan d'achat d'actions par les salariés dans les conditions prévues par la loi, notamment les articles L.443-1 et suivants du Code du travail ;
- de la remise d'actions (à titre d'échange, de paiement ou autre) dans le cadre d'opérations de croissance externe, conformément à la réglementation boursière ;
- de la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de tout autre manière à l'attribution d'actions de la Société, dans les limites de la réglementation boursière ;
- de la mise en œuvre d'une politique de gestion des titres détenus, comprenant, notamment, la conservation, la cession, le transfert ou l'annulation desdites actions, conformément à l'autorisation donnée par l'Assemblée Générale Extraordinaire du 23 mai 2002.

Les achats d'actions de la Société pourront porter sur un nombre d'actions tel que :

- le nombre d'actions que la Société achète pendant la durée du programme de rachat n'excède pas, compte tenu des titres déjà en sa possession, 10% des actions composant le capital de la Société, soit, à titre indicatif au 31 décembre 2002, 21 960 076 actions ;
- le nombre d'actions que la Société détiendra à quelque moment que ce soit ne dépasse pas 10% des actions composant le capital de la Société.

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen), ou par utilisation d'options ou autres instruments financiers à terme négociés sur un marché réglementé ou de gré à gré ou par l'émission de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la Société détenues par cette dernière.

Le **prix maximal d'achat** des actions dans le cadre de la présente résolution sera de **15 euros** par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix maximal n'étant applicable qu'aux acquisitions décidées à compter de la date de la présente assemblée et non aux opérations à terme conclues en vertu d'une autorisation donnée par une précédente Assemblée Générale et prévoyant des acquisitions d'actions postérieures à la date de la présente assemblée.

En conséquence, et à titre indicatif, le montant maximal que la Société serait susceptible de payer pour l'achat de ses actions serait de 329,40 millions d'euros, correspondant à un prix maximal par action de 15 euros et à un nombre maximal de 21 960 076 actions (sous réserve des ajustements nécessaires en cas d'opérations sur le capital social).

En cas de revente sur le marché, le **prix minimal de vente** des actions auto-détenues acquises dans le cadre des programmes de rachat d'actions autorisés par la présente Assemblée Générale (ou des Assemblées Générales antérieures) sera de **8,25 euros** par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie). Ce prix s'applique de manière implicite aux cessions réalisées par l'émission, postérieurement à la date de la présente assemblée, de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la Société détenues par cette dernière.

Nonobstant ce qui précède, dans le cas où il serait fait usage des facultés offertes par le troisième alinéa de l'article L.225-209 du Code de commerce, les règles relatives au prix de vente seront celles fixées par les dispositions légales en vigueur.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet d'opérer sur les actions de la Société. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'Assemblée Générale délègue au Directoire, en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, le pouvoir d'ajuster les prix d'achat et de vente susvisés par application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

L'Assemblée Générale confère tous pouvoirs au Directoire, avec faculté de subdélégation dans les conditions légales, pour décider et effectuer la mise en œuvre de la présente autorisation, pour en préciser, si nécessaire, les termes et en arrêter les modalités avec faculté de déléguer dans les conditions légales la réalisation du programme d'achat, et notamment pour passer tout ordre de bourse, conclure tout accord, en vue de la tenue des registres d'achats et de ventes d'actions, effectuer toutes déclarations auprès de la Commission des Opérations de Bourse, du Conseil des Marchés Financiers et de toute autre autorité qui s'y substituerait, remplir toutes formalités et, d'une manière générale, faire le nécessaire.

■ Septième Résolution

La septième résolution renouvelle pour trois ans le mandat de tous les Membres du Conseil de Surveillance.

L'Assemblée Générale, connaissance prise du rapport du Directoire, décide de renouveler pour une durée de trois ans expirant à la clôture de l'Assemblée Générale Ordinaire annuelle appelée à statuer sur les comptes de l'exercice social qui sera clos le 31 décembre 2005, MM. Jean-Claude DECAUX, Christian BLANC, Jean-Pierre DECAUX et Pierre-Alain PARIENTE en qualité de Membres du Conseil de Surveillance.

■ Huitième Résolution

La huitième résolution désigne un nouveau Membre du Conseil de Surveillance.

L'Assemblée Générale, connaissance prise du rapport du Directoire, désigne en qualité de Membre du Conseil de Surveillance :

- **M. Lothar SPÄTH**

qui exercera son mandat pendant une durée de trois ans, expirant à la clôture de l'Assemblée Générale Ordinaire annuelle appelée à statuer sur les comptes de l'exercice social qui sera clos le 31 décembre 2005.



Projet de résolutions

■ Neuvième Résolution

(Désignation d'un nouveau Membre du Conseil de Surveillance, à la demande de la Société JCDecaux Holding, actionnaire).

L'Assemblée Générale, connaissance prise de la demande d'inscription adressée par la société JCDecaux Holding, actionnaire détenant 69,52% du capital, et agréée par le Directoire, désigne en qualité de Membre du Conseil de Surveillance :

- **M. Xavier DE SARRAU**

qui exercera son mandat pendant une durée de trois ans, expirant à la clôture de l'Assemblée Générale Ordinaire annuelle appelée à statuer sur les comptes de l'exercice social qui sera clos le 31 décembre 2005.

■ Dixième Résolution

La dixième résolution fixe le montant global des jetons de présence qui sera versé aux Membres du Conseil de Surveillance à compter de l'exercice 2003.

L'Assemblée Générale, connaissance prise du rapport du Directoire et compte tenu de l'augmentation du nombre de Membres du Conseil de Surveillance, fixe à 164 645 euros le montant global des jetons de présence à compter de l'exercice 2003, à charge pour le Conseil de Surveillance d'en décider la répartition entre ses Membres.

II - PARTIE EXTRAORDINAIRE

■ Onzième Résolution

La onzième résolution autorise le Directoire à l'effet de procéder aux augmentations de capital prévues par l'Assemblée Générale Mixte du 23 mai 2002, dans ses quatrième et cinquième résolutions, au cas où interviendraient une ou des offres publiques d'achat, offres publiques d'échange ou toute autre forme d'offre publique conforme à la loi, sur les valeurs émises par la Société et ce, pendant la période d'offre.

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du Directoire, autorise celui-ci à faire usage, en tout ou partie, dans le cadre des dispositions légales, des autorisations données au Directoire par l'Assemblée Générale Extraordinaire du 23 mai 2002, dans ses quatrième et cinquième résolutions, pour augmenter le capital social par émission d'actions ou autres valeurs mobilières visées auxdites résolutions au cas où interviendraient une ou des offres publiques d'achat, offres publiques d'échange, ou toute autre forme d'offre publique conforme à la loi et la réglementation applicables, sur les valeurs mobilières émises par la Société et ce, pendant la période d'offre.

La présente autorisation est conférée pour une durée qui expirera à l'issue de l'assemblée qui statuera sur les comptes de l'exercice clos le 31 décembre 2003.

■ Douzième Résolution

La douzième résolution donne tous pouvoirs au porteur d'une copie ou d'un extrait du procès-verbal pour effectuer toutes formalités légales.

L'Assemblée Générale donne tous pouvoirs au porteur de copies ou d'extraits du procès-verbal des présentes délibérations pour faire toutes déclarations et remplir toutes formalités légales, dépôt, publicité ou autres.

Formulaire de demande de documentation


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Formulaire de demande de documentation

dont l'utilisation est facultative

A adresser à BNP Paribas en utilisant l'enveloppe T jointe.
Demande d'envoi des documents et renseignements visés à l'article 135 modifié du décret 67-236 du 23 mars 1967.

Je soussigné(e),

Nom et Prénoms : ....
ou Dénomination sociale

Domicile : ....
ou Siège social

agissant en qualité d'actionnaire de la société JCDecaux SA,

reconnais avoir déjà reçu les documents se rapportant à l'Assemblée Générale convoquée et visés à l'article 133 modifié du décret n° 67-236 du 23 mars 1967, à savoir : l'ordre du jour, le texte des projets de résolutions, l'exposé sommaire de la situation de la Société au cours de l'exercice écoulé (avec le tableau annexe concernant les résultats des cinq derniers exercices),

demande à ladite Société de m'adresser, sans frais pour moi, avant la réunion de l'Assemblée Générale Mixte, les documents et renseignements visés à l'article 135 du même décret.

Fait à ...., le 2003

Signature :

Conformément à l'article 138 alinéa 3 du décret du 23 mars 1967, les actionnaires nominatifs peuvent, s'ils ne l'ont pas déjà fait, obtenir de la Société, par une demande unique, l'envoi des documents et renseignements visés aux articles 133 et 135 du même décret à l'occasion de chacune des Assemblées Générales d'actionnaires ultérieures.

Au cas où l'actionnaire désirerait bénéficier de cette faculté, mention devra en être portée sur la présente demande.

Conception et réalisation : Prod'In +33 (0)1 49 48 91 61 - avril 2003

JCDecaux SA
Siège social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 378 284,27 euros - 307 570 747 RCS Nanterre - FR 44307570747

JCDecaux

les vitrines du monde

JCDecaux SA
File 82-5247

Press release issued following the Shareholders' meeting (in English)

FILE 82-5247

03 JUN 24 AM 7:21



Annual General Meeting of JCDecaux SA

Out of Home Media

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Paris, 15 May 2003 – The Annual General Meeting of JCDecaux SA (JCDecaux, Paris: DEC) was held on 14 May 2003.

At the meeting shareholders approved the appointment of two new independent members of the Supervisory Board, Professor and Honorary Dr. **Lothar Späth** and Mr. **Xavier de Sarrau**. The re-election of all of the members of the Supervisory Board, Jean-Claude Decaux, Christian Blanc, Jean-Pierre Decaux and Pierre-Alain Pariente, for three years was also approved.

Jean-Claude Decaux, Founder and Chairman of the Supervisory Board of JCDecaux said: "We are honoured that Professor Lothar Späth and Mr Xavier de Sarrau have agreed to join our Board. They bring with them a wealth of experience that will be invaluable to the continued development of our global operations and will further strengthen the Supervisory Board."

At the end of the meeting, the Supervisory Board re-elected the members of the Executive Board for three years. Mr Jean-François Decaux was appointed Chairman of the Executive Board and Mr Jean-Charles Decaux was appointed Chief Executive. Mr Jean-François Decaux and Mr Jean-Charles Decaux, as co-CEO's, alternate as Chairman of the Executive Board on an annual basis.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
[illegible] Nanterre [illegible]

JCDecaux

Professor **Lothar Späth** (65) is Vice-President of Merrill Lynch Europe, where he is responsible for Germany. He is also Chairman of the Supervisory Board of Jenoptik AG until the end of June 2003. From 1978 to 1991, he was *Präsident Minister* of the State of Baden-Württemberg the capital of which is Stuttgart.

Mr **Xavier de Sarrau**(52) Barrister, Doctor of Tax Law and a graduate of the HEC, was previously President of the Andersen Group for 'Europe, Africa and the Middle East, then world support operations manager for the same Group. He has been a member of the National Bar Council and is a *Chevalier de la Légion d'Honneur.*

Key Information on the Group

- 2002 revenues : €1578 million
- Listed on Euronext Paris ; part of the SBF 120 index
- N°1 worldwide in street furniture (290,000 faces)
- N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)
- N°1 in Europe for billboards (192,000 faces)
- 627,000 advertising faces in 43 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,100 employees

For further information, contact:

Press Relations
Raphaële Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investors Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

Financial Dynamics
Tim Spratt / Charles Palmer
Tel: +44 207 831 3113
charlie.palmer@fd.com

End

Publication in respect of the voting rights

It is legally required, following the Shareholders' meeting, to publish in the French "Bulletin des Annonces Légales Obligatoires", the number of voting rights that existed at the time of the meeting. The enclosed publication indicates that the number of such voting rights amounted to 221,400,760.

BALO
BULLETIN DES

ANNONCES LÉGALES OBLIGATOIRES

ANNEXÉ AU JOURNAL OFFICIEL DE LA RÉPUBLIQUE FRANÇAISE

L'État n'est en aucune façon garant des insertions

DIRECTION DES JOURNAUX OFFICIELS
26, rue Desaix, 75727 PARIS CEDEX 15


JOURNAUX
OFFICIELS

TÉLÉPHONES :
STANDARD 01-40-58-75-00
ANNONCES 01-40-58-76-66
RENSEIGNEMENTS DOCUMENTAIRES .. 01-40-58-79-79
ABONNEMENTS 01-40-58-79-20
(8 H 30 à 12 H 30)

L'importance prise par la publication des comptes annuels des sociétés impose, pour des raisons techniques, la confection du numéro du BALO de ce jour en deux volumes. La Direction des Journaux officiels présente ses excuses à ses lecteurs pour les inconvénients qui pourraient en résulter.

Volume I - Pages 11787 à 11954
Volume II - Pages 11955 à 12173

SOMMAIRE

ÉMISSIONS ET COTATIONS

VALEURS FRANÇAISES

ACTIONS ET PARTS

Pages

BNP Paribas 11790
Groupe Danone 11790
Siparex Croissance 11790

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

Pages

Acanthe Développement 11791
A.D.T. (Société nouvelle des Etablissements) 11791
Agricole de la Crau (Compagnie) 11791
Alliance Développement Capital 11792
Arbel 11793
Ateliers de construction du Nord de la France (Les) 11794
Aurore 11794

Le numéro : 0,70 €
Abonnement. - Un an *(décret n° 2002-1191 du 20 septembre 2002)* :
France et outre-mer : 208,20 € (88,00 € + 120,20 € de frais de port)
Etranger : paiement d'un supplément modulé selon la zone de destination, tarif sur demande
Tout paiement à la commande facilitera son exécution

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine (France).
307 570 747 R.C.S. Nanterre.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus désignée réunie le 14 mai 2003 le nombre total de droits de vote existant était de 221 400 760.

43642

LISI

Société anonyme au capital de 19 733 676 €.
Siège social : Tour Gama « A », 193, rue de Bercy, 75012 Paris.
536 820 269 R.C.S. Paris.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale ordinaire de la société ci-dessus désignée réunie le 13 mai 2003 le nombre total de droits de vote existant était de 16 092 199.

43638

MEMSCAP S.A.

Société anonyme au capital de 3 250 515,55 €.
Siège social : Le Parc Technologique des Fontaines, 38190 Bernin.
414 565 341 R.C.S. Grenoble.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires qu'à l'issue du 13 mai 2003, date de la variation du droit de vote provenant de l'attribution du droit de vote double, le capital se composait de 65 156 711 actions en circulation et représentait un nombre total de droits de vote existants de 101 820 492 actions.

43582

PERNOD RICARD

Société anonyme au capital de 218 500 651,10 €.
Siège social : 12, place des Etas-Unis, 75116 Paris.
582 041 943 R.C.S. Paris.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires que suite à l'assemblée générale mixte du 7 mai 2003, le nombre total de droits de vote existant était de 85 164 165.

43425

RISC TECHNOLOGY EUROPE

Société anonyme au capital de 509 635,60 €.
Siège social : 11, rue Bailly, 92200 Neuilly-sur-Seine.
379 067 390 R.C.S. Nanterre.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la société Risc Technology Europe informe ses actionnaires qu'au 9 avril 2003, le nombre total des actions était de 10 192 712 et le nombre de ses droits de vote 10 433 332.

43410

LA TETE DANS LES NUAGES

Société anonyme au capital de 5 497 094 €.
Siège social : 4, avenue Marceau, 75008 Paris.
393 010 467 R.C.S. Paris.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus désignée réunie le 30 avril 2003 le nombre total de droits de vote existant était de 5 847 346.

43458

Financial statements of JCDecaux SA

Two publications were made in the French "Bulletin des Annonces Légales Obligatoires".

The first one dated 4th April 2003 contain the full financial statements.

The second one dated 6th June 2003, confirms that the financial statements as published in April were approved without any changes by the Shareholders. It also contain the certification of the auditors of the company in relation to these statements.

BALO
BULLETIN DES
ANNONCES LÉGALES OBLIGATOIRES
ANNEXÉ AU JOURNAL OFFICIEL DE LA RÉPUBLIQUE FRANÇAISE

L'État n'est en aucune façon garant des insertions

DIRECTION DES JOURNAUX OFFICIELS
26, rue Desaix, 75727 PARIS CEDEX 15



TÉLÉPHONES :
STANDARD 01-40-58-75-00
ANNONCES 01-40-58-76-66
RENSEIGNEMENTS DOCUMENTAIRES .. 01-40-58-79-79
ABONNEMENTS 01-40-58-79-20
(8 H 30 à 12 H 30)

Les Annonces financières obligatoires sur Internet
www.journal-officiel.gouv.fr

SOMMAIRE

ÉMISSIONS ET COTATIONS

VALEURS FRANÇAISES

ACTIONS ET PARTS

Pages
Guitel 3772

BONS, OBLIGATIONS ET AUTRES TITRES

Pages
Caisse nationale des caisses d'épargne et de prévoyance *(rectificatif)* 3773
Erap 3773

VALEURS ÉTRANGÈRES

ACTIONS ET PARTS

Pages
Legg Mason Global Funds Plc 3774

Le numéro : 0,70 €
Abonnement. - Un an *(décret n° 2002-1191 du 20 septembre 2002)* :
France et outre-mer : 208,20 € (88,00 € + 120,20 € de frais de port)
Etranger : paiement d'un supplément modulé selon la zone de destination, tarif sur demande
Tout paiement à la commande facilitera son exécution

…gements commerciaux	Total	Montant des engagements par période		
		A moins d'un an	De un à cinq ans	A plus de cinq ans
……………	2 746	458	2 288	
……………	2 746	458	2 288	0

…TE CIVILE IMMOBILIERE DU 5 RUE ROYALE

…ivile immobilère au capital de 15 000 €.
…ial : 34, rue de la Fédération, 75015 Paris.
…550 R.C.S. Paris.

…tes de l'exercice 2002 approuvés par l'assemblée générale ordi- …février 2003, ont été publiés dans « Les Affiches Parisiennes » …8 mars 2003.

…E IMMOBILIERE DE LA CABANE DES BERGERS

…pital détenu à 50 % par Club Méditerranée SA.)

…ivile immobilière au capital de 15 244 €.
…ial : 11, rue de Cambrai, 75019 Paris.
…043 R.C.S. Paris.

…tes annuels au 31 octobre 2002, approuvés par l'assemblée gé- … du 21 février 2003, ont été publiés dans le « Journal Spécial … » du 27 mars 2003.

SOCIETE CIVILE IMMOBILIERE FRANCO-RUSSE-UNIVERSITE

…vile immobilière au capital de 15 000 €.
…ial : 34, rue de la Fédération, 75015 Paris.
…91 R.C.S. Paris.

…tes de l'exercice 2002 approuvés par l'assemblée générale ordi- …évrier 2003, ont été publiés dans « Les Affiches Parisiennes » … mars 2003.

…E CIVILE IMMOBILIERE VOUILLE-NANTEUIL

…vile immobilière au capital de 15 000 €.
…al : 34, rue de la Fédération, 75015 Paris.
…11 R.C.S. Paris.

…es de l'exercice 2002 approuvés par l'assemblée générale ordi- …vrier 2003, ont été publiés dans « Les Affiches Parisiennes » … mars 2003.

ISIS FACTOR SPA

(Succursale de Paris.)

… 2 286 735 €.
…l : Piazza San Fedele 2, 20121 Milano.
… la succursale : 49, avenue de l'Opéra, 75002 Paris.
…5 R.C.S. Paris.

Situation au 31 décembre 2002.
(En milliers d'euros.)

Actif	Montants
…les établissements de crédit	11 355
…ec la clientèle	170 385
…ns incorporelles	4
…	38
…égularisation	1 193
…if	182 975

Passif	Montants
…les établissements de crédit	9 21…
…égularisation (1)	
Dettes subordonnées	171 115
Capitaux propres (hors fonds pour risques bancaires généraux)	2 641
Capital souscrit	2 287
Report à nouveau	354
Total passif	182 975

(1) L'exédent du produit sur les charges ou des charges sur les produits du trimestre doit être intégré dans le compte de régularisation.

Hors bilan	Montants
Engagements donnés :	
Engagements de garantie	267 957
Engagements reçus :	
Engagements de garantie	267 957

39702

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine (France).
307 570 747 R.C.S. Nanterre.

Documents comptables annuels.

A. — Comptes sociaux.

I. — Bilan au 31 décembre 2002.
(En millions d'euros.)

Actif	Note	31/12/02 Brut	Amortissements et provisions	Net	2001	2000
Immobilisations incorporelles	3	30,7	– 15,5	15,2	16,5	18,3
Immobilisations corporelles	4	162,2	– 110,5	51,7	61,3	11,3
Immobilisations financières	5	1 988,6	– 27,4	1 961,2	1 940,5	1 691,1
Actif immobilisé		2 028,1			2 018,3	1 720,7
Stocks	6	59,4	– 7,6	51,8	74,2	
Clients		162,7	– 7,0	155,7	164,2	56,3
Autres créances		41,1	0	41,1	67,1	24,2
Valeurs mobilières de placement (net)	7	72,6			128	9,0
Disponibilités	8	22,6			15,1	26,3
Charges à répartir	9	3,3			5,4	6,3
Comptes de régularisation	11	21,2			10,5	5,3
Actif circulant		368,3			464,5	127,4
Total actif		2 396,4			2 482,8	1 848,1

Passif	Note	2002	2001	2000
Capital social	12	3,4	3,4	2,7
Primes d'émission, de fusion et d'apport	12	1 086,4	1 086,4	244,2
Réserves	12	25,1	25,1	6,6
Report à nouveau	12	266,3	249,2	121,9
Résultat de l'exercice	12	54,6	17,2	104,8
Provisions réglementées	12	7,6	5,4	3,4
Capitaux propres		1 443,4	1 386,7	483,6
Provisions pour risques et charges	13	7,4	3,7	1,1
Emprunts et dettes auprès des établissements de crédit	10	685,2	841,9	1 155,5
Emprunts et dettes financières divers	10	90,6	77,2	93,0
Dettes fournisseurs et comptes rattachés	10	64,8	83,4	51,5
Dettes fiscales et sociales	10	58,1	46,1	9,2
Dettes sur immobilisations et comptes rattachés	10	2,4	6,1	5,0
Autres dettes	10	22,8	21,4	46,1
Comptes de régularisation	11	21,7	16,3	3,1
Total passif		2 396,4	2 482,8	1 848,1

II. — **Compte de résultat.**
(En millions d'euros.)

Compte de résultat	Note	2002	2001	2000
Chiffre d'affaires net	15	577,9	630,3	80,8
Production immobilisée		3,5	3,0	10,1
Reprises sur amortissements et provisions, transfert de charges		5,4	3,0	8,9
Production stockée		– 1,5	0,9	
Autres produits		1,2	0,9	0,6
Total des produits d'exploitation		586,5	638,1	100,4
Achats de matières premières et autres approvisionnements		– 83,5	– 133,2	
Autres achats et charges externes		– 309,8	– 353,9	– 97,3
Impôts, taxes et versements assimilés		– 9,4	– 9,7	– 0,3
Salaires et traitements		– 85,3	– 79,1	– 2,6
Charges sociales		– 32,3	– 29,6	– 0,6
Dotations aux amortissements et provisions		– 39,0	– 27,8	– 13,5
Autres charges		– 0,8	– 0,6	– 1,3
Total des charges d'exploitation		– 560,1	– 633,9	– 115,6
Résultat d'exploitation		26,4	4,2	– 15,2
Résultat financier	16	16,0	41,3	– 19,2
Résultat courant avant impôts		42,4	45,5	– 34,4
Charges exceptionnelles	17	– 52,5	– 158	– 27,4
Produits exceptionnels	17	57,5	140,6	166,6
Résultat exceptionnel		5,0	– 17,4	139,2
Impôts sur les bénéfices	19	7,5	– 10,9	
Participation des salariés		– 0,3		
Résultat		54,6	17,2	104,8

III. — **Projet d'affectation du résultat.**
(En euros.)

Origine :	
Résultat net de l'exercice	54 559 112
Report à nouveau	266 305 200
	320 864 312
Affectation :	
Plus-value à long terme	739 066
Report à nouveau	53 820 046

IV. — **Annexe aux comptes sociaux.**

Les comptes annuels de l'exercice clos le 31 décembre 2002 ont été arrêtés par le directoire avec un chiffre d'affaires s'élevant à 577,9 millions d'euros, un résultat de 54,6 millions d'euros et un total de bilan de 2 396,4 millions d'euros.

1. – Principes, règles et méthodes comptables.

1.1. Principes généraux. — Les comptes annuels de l'exercice clos le 31 décembre 2002 ont été établis conformément aux dispositions législatives et réglementaires en vigueur et aux principes comptables généralement admis :
— Continuité de l'exploitation ;
— Permanence des méthodes comptables ;
— Indépendance des exercices.

L'évaluation des éléments inscrits en comptabilité est faite selon la méthode des coûts historiques.

1.2. Changement de méthode. — A partir du 1er janvier 2002, la société a procédé à un changement de méthode résultant de la première application du règlement CRC no 2000-06 relatif aux passifs.

L'application de ce nouveau règlement n'a pas eu d'incidence significative sur les comptes.

1.3. Principales méthodes utilisées :

1.3.1. Actif immobilisé : Les immobilisations sont évaluées au coût d'acquisition conformément aux règles comptables. Il n'y a pas eu de modification dans les méthodes d'évaluation.

1.3.1.1. Immobilisations incorporelles : Les immobilisations incorporelles sont constituées principalement de logiciels. Elles sont amorties sur une période de 1 à 3 ans sur un mode linéaire au *prorata temporis*, à l'exception des logiciels significatifs développés en interne qui sont amortis linéairement sur une durée de 5 ans.

1.3.1.2. Immobilisations corporelles : Les méthodes d'amortissements n'ont subi aucune modification par rapport aux exercices précédents. Les modes d'amortissements retenus conformes à la législation fiscale et déterminés selon la durée de vie prévue sont les suivants :

Constructions	Linéaire, 20 ans
Agencements et aménagements des constructions	Linéaire, 10 ans
Installations techniques, matériel et outillage	Linéaire ou dégressif, 5 ans
Matériel de transport	Linéaire, 4 ans
Matériel de bureau et informatique	Linéaire ou dégressif, 3 ou 5 ans
Mobilier	Linéaire, 10 ans
Mobilier urbain	Linéaire, 7,3 ans

1.3.1.3. Immobilisations financières : Les titres de participation figurent au bilan pour leur prix d'acquisition par la société et sont dépréciés lorsque leur valeur d'utilité est inférieure à leur coût d'acquisition.

La valeur d'utilité des sociétés comprises dans le périmètre de la consolidation est appréciée globalement par segment d'activité (Mobilier Urbain, Affichage, Transport) compte tenu de l'importance essentielle du réseau dans l'offre commerciale de JCDecaux.

La société a ainsi procédé à une revue de la valeur des actifs de ces trois activités par comparaison avec une valeur d'usage calculée notamment en fonction des flux de trésorerie actualisés attendus.

Les provisions éventuelles sont fixées à hauteur de la contribution négative de chaque activité aux réserves consolidées du groupe, ces réserves étant corrigées des plus et moins-values résultant de la comparaison des actifs comptabilisés avec leur valeur d'usage.

Des dépréciations sont cependant constatées dans le cadre d'une approche individuelle de la valeur actuelle des titres de participation lorsque plusieurs des conditions suivantes sont réunies :
— Absence d'importance significative dans le réseau ;
— Environnement économique particulièrement dégradé rendant des prévisions très difficiles ;
— Tests de valeur d'usage négatif.

Les titres de participation dans les sociétés non consolidées et les titres immobilisés de l'activité de portefeuille font l'objet d'une dépréciation lorsque leur valeur d'usage ou d'utilité, appréciée titre par titre, devient inférieure à leur coût historique.

Les valeurs d'usage et d'utilité tiennent compte de la quote-part des capitaux propres et des perspectives de rentabilité lorsque ces dernières présentent des assurances satisfaisantes.

Lors des cessions de titres de participation, il est fait application de la méthode FIFO.

1.3.2. Actif circulant :

1.3.2.1. Stocks et en-cours : Les stocks de marchandises, de produits finis ou de produits intermédiaires sont valorisés à leur prix d'achat et dépréciés en fonction de leur valeur d'usage et de leur probabilité d'écoulement.

1.3.2.2. Créances : Les créances litigieuses, contentieuses ou douteuses de par leur antériorité, font l'objet de provisions pour dépréciation en fonction du risque de non recouvrement.

1.3.2.3. Charges constatées d'avance : Conformément à la règle d'indépendance des exercices, les charges se rapportant aux exercices 2003 et ultérieurs sont enregistrées dans ce compte.

1.3.3. Passif :

1.3.3.1. Provisions pour risques et charges : Des provisions sont constituées pour faire face à des risques potentiels ou à des charges à prévoir.

1.3.3.2. Provisions pour indemnités de fin de carrière : Les droits acquis par les salariés en activité donnent lieu à la constitution d'une provision pour charges au titre des indemnités de fin de carrière. Cette provision est déterminée sur la base d'une évaluation actuarielle des différents paramètres retenus en la matière, minorée des sommes versées aux organismes spécialisés.

1.3.3.3. Produits constatés d'avance : Conformément à la règle de l'indépendance des exercices, les produits se rapportant aux exercices 2003 et ultérieurs sont enregistrés dans ce compte.

1.3.4. Opérations en devises et instruments financiers :

1.3.4.1. Opérations en devises : Les dettes, créances et disponibilités en devises figurent au bilan pour leur contre-valeur au cours de fin d'exercice. La différence éventuelle résultant de l'actualisation des dettes et créances en devises à ce dernier cours est portée au bilan en « Comptes de régularisation ».

1.3.4.2. Instruments financiers : Les couvertures de risque de taux d'intérêt visent à limiter les effets des fluctuations des taux d'intérêts sur les emprunts souscrits par la société.

Ces couvertures sont réalisées au moyen d'instruments financiers de gré à gré avec des contreparties bancaires de premier rang. Les instruments financiers utilisés sont principalement des swaps, des FRA (Forward Rate Agreements) et des options de taux.

Les couvertures de risque de change visent à prémunir l'entreprise contre les effets de fluctuations des devises. Les instruments utilisés sont principalement des achats et ventes à terme de devises et des options de change.

2. – Identité des sociétés-mères consolidant les comptes de la société.

Bien que publiant elle-même des comptes consolidés, les comptes annuels sont inclus suivant la méthode de l'intégration globale dans les comptes consolidés de la société suivante : JCDecaux Holding, 17, rue Soyer, 92200 Neuilly-sur-Seine.

3. – Immobilisations incorporelles.

(En millions d'euros)	Valeurs au 01/01/02	Augmentations	Diminutions	Valeurs au 31/12/02
Valeurs brutes	27,4	9,9	6,6	30,7
Amortissements et provisions	– 11,0	– 5,5	– 1,0	– 15,5
Valeurs nettes	16,4	4,4	5,6	15,2

Les immobilisations incorporelles sont constituées pour l'essentiel de logiciels. Les logiciels acquis sont amortis linéairement *prorata temporis* sur une durée allant de 1 à 3 ans.

Les frais engagés, tant internes qu'externes, pour le développement des logiciels significatifs (applications informatiques dites « de cœur de métier ») sont portés en immobilisations incorporelles et amortis linéairement sur une durée de 5 ans. Conformément aux dispositions comptables en vigueur, seuls les frais engagés sur les phases de conception détaillée, programmation et paramétrage, tests et recette sont enregistrés en immobilisations.

Les éventuels frais de recherche et de développement encourus au cours de l'exercice sont comptabilisés en charge.

4. – Immobilisations corporelles.
(En millions d'euros.)

	Valeurs au 01/01/02	Augmentations	Diminutions	Valeurs au 31/12/02
Valeurs brutes	159,2	11,5	8,5	162,2
Amortissements et provisions	– 97,9	– 16,8	– 4,2	– 110,5
Valeurs nettes	61,3	– 5,3	4,3	51,7

Valeurs brutes	Valeurs au 01/01/02	Augmentations	Diminutions	Valeurs au 31/12/02
Terrains	0,2			0,2
Constructions	36,8	1,0	0,2	37,6
Mobiliers urbains	0,8		0,2	0,6
Installations, matériel et outillage	23,1	1,6	0,2	24,5
Installations générales, agencements	33,1	2,0	0,3	34,8
Matériel de transport	43,2	1,6	3,5	41,3
Matériel de bureau et info.	20,3	2,1	0,2	22,2
Autres	0,2		0,1	0,1
En-cours	1,0	2,6	2,9	0,7
Avances et acomptes	0,5	0,5	0,9	0,1
Total	159,2	11,4	8,5	162,2

Amortissements	Valeurs au 01/01/02	Augmentations	Diminutions	Valeurs au 31/12/02
Constructions	– 17,6	– 2,9		– 20,5
Mobiliers urbains	– 0,7		– 0,2	– 0,5
Installations, matériel et outillage	– 13,2	– 3,3	– 0,2	– 16,3
Installations générales, agencements	– 19,1	– 2,4	– 0,3	– 21,2
Matériel de transport	– 32,1	– 5,2	– 3,4	– 33,9
Matériel de bureau et info.	– 14,9	– 3,0	– 0,1	– 17,8
Emballages récupérables	– 0,1			– 0,1
Immobilisations en cours	– 0,2			– 0,2
Total	– 97,9	– 16,8	– 4,2	– 110,5

5. – Immobilisations financières.

(En millions d'euros)	Valeurs au 01/01/02	Augmentations	Diminutions	Valeurs au 31/12/02
Participations	1 818,7	53,8	45,5	1 827,0
Créances rattachées à des participations	91,3	90,2	84,0	97,5
Autres titres immobilisés		2,1		2,1
Prêts et autres immobilisations financières	62,7	38,1	38,8	62,0
Valeurs brutes	1 972,7	184,2	168,3	1 988,6
Amortissements et provisions	– 32,1	– 5,8	– 10,5	– 27,4
Valeurs nettes	1 940,6	178,4	157,8	1 961,2

Détail de l'augmentation des titres de participations (en millions d'euros) :

Avenir Centro (devenue JCDecaux España)	4,3
JCDecaux Salvador	0,1
JCDecaux Chile	0,2
JCDecaux Finlande (échange de titres suite à fusion)	48,2
Red Portuguesa (échange de titres suite à fusion)	0,4
JCDecaux Macao	0,1
JCDecaux Mobilier Urbain	0,2
JCDecaux Norge	0,3
Augmentation des titres de participation	53,8

Détail des diminutions des titres de participations (en millions d'euros) :

Liquidation JCDecaux Mobilier Urbain Genève	0,2
Cession JCDecaux Salvador	0,3
Cession JCDecaux UK (rachat de prefered shares)	5,0
Echange de titres Maxivisio (suite à fusion)	39,5
Echange de titres Red Centro (suite à fusion)	0,3
Liquidation Stadtmöblierung Basel AG	0,2
Diminution des titres de participation	45,5

Les augmentations et diminutions des créances rattachées à des participations correspondent aux nouveaux prêts et aux remboursements des financements accordés aux filiales.

Le poste « Autres titres immobilisés » correspond au rachat de 200 000 actions JCDecaux SA acquis sans affectation explicite à un prix moyen hors commissions de 10,28 €.

6. – Stocks.

(En millions d'euros)	2002	2001
Matières premières et approvisionnements	58,7	75,5
Encours de production	0,1	0,1
Produits finis	0,6	1,8
Total valeur brute	59,4	77,4
Provision pour dépréciation	– 7,6	– 3,2
Total valeur nette	51,8	74,2

7. – Valeurs mobilières de placement.

Le portefeuille est constitué des éléments suivants :

	Nombre	Montant
OPCVM :		
Natexis Sécurité+	67	14,6
BAREP Court terme	930	13,8
Total	997	28,4
Dépôt à terme :		
BNP		32,7
Total		32,7
Autres valeurs mobilières de placement :		
Instruments de couverture GBP		0,8
Instruments de couverture SGD		0,1
Instruments de couverture USD		10,6
Total		11,5
Total		72,6

La valeur liquidative du portefeuille d'OPCVM s'élève à 28,4 millions d'euros.

Le montant figurant en dépôt à terme (32,7 millions d'euros) fait l'objet d'un nantissement accordé en garantie d'une partie de l'engagement donné sur titres figurant à la note 20.

8. – Disponibilités.

(En millions d'euros)	2002	2001
Banques et comptes courants	22,64	15,07
C.C.P.		0,01
Caisse	0,02	0,02
Total	22,66	15,1

9. – Charges à répartir sur plusieurs exercices.

(En millions d'euros)	2002	2001
Projet déploiement		0,2
Frais d'émission d'emprunt	2,9	4,4
Convergence des systèmes comptables	0,4	0,8
Total	3,3	5,4

Dans le cadre de la mutualisation des services et de la convergence des systèmes comptables avec les pôles Affichage et Transports, les dépenses engagées en 2001 pour unifier ces systèmes ont été portées en charges à étaler, reversées au résultat sur une période de deux ans.

Les frais d'émission d'emprunt sont relatifs à la renégociation de l'endettement bancaire effectué en 2000 et sont amortis sur une période de cinq ans.

10. – Echéances des créances et des dettes.

(En millions d'euros)	Total	A moins d'un an	A plus d'un an	A plus de cinq ans
Créances	369,9	355,1	14,8	
Dettes	932,7	452,7	479,8	0,2

Les montants indiqués en créances incluent les créances rattachées à des participations (prêts aux filiales), les autres prêts ainsi que les créances sur les clients et les autres créances.

Les dettes de la société incluent notamment la source de financement principale de JCDecaux SA : le crédit syndiqué mis en place 2000. Il comporte deux tranches : une tranche « A » de 871 millions d'euros à sa mise en place, amortissable semestriellement jusqu'en septembre 2005, et une tranche « B » sous forme de facilité de crédit de 502 millions d'euros intégralement remboursable en septembre 2005. Au 31 décembre 2002, l'encours du crédit syndiqué s'élevait à 631 millions d'euros sur une capacité totale de 1 133 millions d'euros, soit un montant disponible de 502 millions d'euros.

Il supporte un intérêt à taux Euribor plus une marge variable selon la notation de la dette de la société lors du tirage ou de chaque renouvellement. Sur la base des notations actuelles (BBB par Standard & Poor's, Baa2 par Moody's), la marge est de 0,60 %.

La convention de crédit limite la capacité de JCDecaux SA à distribuer des dividendes au-delà de 30 % du résultat net consolidé de l'exercice fiscal. En outre, la société sera tenue au remboursement anticipé de l'intégralité des montants empruntés si :

— la famille Decaux ne détenait plus au moins 50 % du capital et des droits de vote de la JCDecaux Holding, ou,

— JCDecaux Holding ne possédait plus au moins 50 % du capital et des droits de vote de JCDecaux SA

Enfin, la convention de crédit contient également des engagements financiers qui requièrent de JCDecaux SA et de ses filiales de maintenir sur une base consolidée un ratio de couverture d'intérêts (EBITDA consolidé/frais financiers consolidés) à plus de 5 pour 1 ainsi qu'un ratio d'endettement net consolidé (dettes consolidées nettes/EBITDA consolidé) en dessous de 3,5 contre 1. Le non-respect de ces ratios serait un cas de défaut qui pourrait entraîner l'exigibilité anticipée du prêt. Au 31 décembre 2002, ces deux critères étaient satisfaits, avec un ratio de couverture d'intérêts de 11,2 et un ratio d'endettement consolidé de 1,5.

11. – Charges et produits constatés d'avance.

(En millions d'euros)	2002	2001
Location emplacements publicitaires	5,1	4,5
Instruments financiers (primes options de taux)	0,7	2,8
Divers maintenance	1,1	
Charges constatées d'avance	6,9	7,4
Ecart de conversion actif	14,3	3,1
Total comptes de régularisation	21,2	10,5
Location emplacements publicitaires	8,9	8,2
Instruments financiers (primes options de taux)	0,05	0,2
Divers	0,05	0,2
Produits constatés d'avance	9,0	8,6
Ecart de conversion passif	12,7	7,7
Total comptes de régularisation	21,7	16,3

12. – Capitaux propres.

(En millions d'euros)	01/01/02	Affectation du résultat 2001	Variations 2002	31/12/02
Capital	3,4			3,4
Prime d'émission	683,3			683,3
Prime de fusion	159,1			159,1
Prime d'apports	244,0			244,0
Réserve légale	0,3			0,3
Réserve PV nettes long terme	21,8			21,8
Autres réserves	3,1			3,1
Report à nouveau	249,1	17,2		266,3
Résultat de l'exercice	17,2	– 17,2	54,6	54,6
Provisions réglementées	5,4		2,1	7,5
Total capitaux propres	1 386,7		56,7	1 443,4

Au 31 décembre 2002, le capital social de 3 378 284,27 € est composé de 221 600 760 actions entièrement libérées.

Dans le cadre du plan d'options de souscription autorisé par l'assemblée générale du 23 mai 2002, le directoire a octroyé au cours de l'exercice 2002, 88 096 options, portant le nombre global de stock-options attribué au 31 décembre 2002 depuis 2001 à 4 191 800 options, réparties comme suit :

Date d'émission	21/06/01	20/07/01	14/12/01	13/12/02
Nombre d'options émises	3 283 126	480 578	340 000	88 096
Prix d'exercice des options	16,50 €	15,46 €	11,12 €	10,68 €
Date d'expiration	21/06/08	20/07/08	14/12/08	13/12/09

Au 31 décembre 2002, le capital social de la société est détenu à hauteur de 69,52 % par la société JCDecaux Holding.

La société Artisan Funds Inc. A Milwaukee (USA) a fait savoir le 16 septembre 2002 qu'elle détenait à cette date 3,14 % du capital de la société, soit 6 949 356 actions.

La société n'a pas distribué de dividendes. En tout état de cause, la convention de crédit actuelle (voir note 10) limite la distribution de dividendes à 30 % du résultat net consolidé de tout exercice fiscal.

13. – Provisions pour risques et charges.

(En millions d'euros)	Valeurs au 01/01/02	Dotations 2002	Reprises 2002 (2)	Valeurs au 31/12/02
Provisions pour risques				
Autres provisions déductibles	1,0	1,6	0,8	1,8
Autres provisions non déductibles (1)	0,6	3,0	0,6	3,0
Provisions pour charges :				
Provision pour IFC	1,7	0,9		2,6
Provisions pour restructuration	0,4		0,4	
Total	3,7	5,5	1,8	7,4

(1) Principalement provision pour perte de change.

(2) L'ensemble des reprises de provision correspond à des charges engagées sur l'exercice.

14. – Situation fiscale latente.

Allégement (+) et accroissement (–) de la dette future d'impôt.

(En millions d'euros)	2002	2001
Déficit ordinaire	42,2	33,4
Amortissements réputés différés	45,5	
Indemnités de fin de carrière	2,6	1,7
Autres provisions pour risques et charges		
Plus-value latente sur V.M.P.		
Participation des salariés		
Contribution sociale de solidarité	0,5	0,6
Gain/perte latente de change	0,4	3,1
Charges à répartir	– 0,4	– 5,4
Moins-value nette à long terme	21,8	29,1
Logiciels	– 3,3	– 4,2
Autres	13,2	15,6
Total	122,5	73,9

La plus-value sur échanges de titres enregistrée en 2000 et réalisée dans le cadre de l'absorption des sociétés SEG et SFCM par voie de fusion avec la société JCDecaux Mobilier Urbain a été placée sous le régime spécial prévu par l'article 210-A du Code général des impôts. La société JCDecaux SA n'ayant pas l'intention de céder les titres de la société JCDecaux Mobilier Urbain, il n'a pas été tenu compte de cette plus-value dans la situation fiscale latente de la société. Les apports de titres et fusions opérés en 2000 et 2002 ayant été réalisés également en sursis d'imposition, ces éléments n'ont pas été pris en compte dans la situation fiscale latente de la société, celle-ci n'ayant pas l'intention de céder les titres apportés.

15. – Répartition du chiffre d'affaires.

(En millions d'euros)	2002	2001
France	509,1	545,6
Export	68,8	84,7
Total	577,9	630,3

(En millions d'euros)	France	Export
Prestations administratives et financières	32,0	8,7
Ventes espaces publicitaires	272,2	9,7
Autres prestations	204,9	50,4
Total	509,1	68,8

Le chiffre d'affaires comprend les ventes d'espaces publicitaires de l'activité Mobilier Urbain en France, les prestations de services rendues aux clients non publicitaires (collectivités locales), les ventes de mobiliers urbains aux filiales françaises et étrangères ainsi que les prestations techniques et administratives assurées pour l'ensemble des sociétés françaises du groupe.

16. – Résultat financier.

Le résultat financier s'établit à 16,0 millions d'euros en 2002 contre 41,3 millions en 2001, soit une baisse de 25,3 millions d'euros. Cette variation est principalement due à la baisse des dividendes reçus (52,4 millions d'euros contre 98,8 millions d'euros en 2001, soit une baisse de 46,4 millions d'euros). La baisse de ces dividendes a été en partie compensée par la baisse

des charges financières nettes de 12,3 millions d'euros, baisse due à la conjonction de la baisse de la dette de JCDecaux SA et de la baisse des taux d'intérêts. En 2002, JCDecaux SA a généré des différences de changes positives.

Elle a par ailleurs, consenti des abandons de créances, pour un montant total de 14 millions d'euros, dont 10,1 millions d'euros au profit de ses filiales en Australie avec clause de retour à meilleure fortune.

17. – Produits et charges exceptionnels.

(En millions d'euros)	2002	2001
VNC des éléments d'actifs cédés	0,4	0,2
Provisions pour implantation à l'étranger		3,0
Cessions/apports de titres	45,5	146,4
ERP Manufacturing	2,1	1,0
Divers	1,1	1,3
Provisions dépréciations titres RCI		6,0
Dotations amortissements dérogatoires	3,4	
Total des charges exceptionnelles	52,5	157,9

(En millions d'euros)	2002	2001
Produits des éléments d'actifs cédés	0,3	0,2
Reprise provisions pour implantation à l'étranger	1,3	1,0
Cessions/apports de titres	54,4	
Divers	0,5	138,2
Cession immobilisée ex MCPE		1,2
ERP Manufacturing	1,0	
Total des produits exceptionnels	57,5	140,6

Les flux de cession de titres en 2002 s'inscrivent principalement dans le cadre des opérations de fusion intervenues en Finlande et au Portugal.

En 2001, les flux de cession de titres correspondaient principalement à des opérations ayant conduit à la prise de contrôle de la société Gewista. Dans ce cadre, JCDecaux SA avait apporté sa participation dans la Société Affichage Holding (société de droit suisse).

18. – Charges à payer et produits à recevoir.

(En millions d'euros)	2002	2001
Charges à payer :		
Dettes financières :		
Emprunts obligataires		
Autres emprunts obligataires		
Emprunts et dettes auprès établissements de crédit	0,4	1,5
Emprunts dettes financières divers	1,6	0,1
Dettes exploitation :		
Dettes fournisseurs et comptes rattachés	40,9	38,5
Dettes fiscales et sociales	22,1	18,2
Dettes diverses :		
Dettes sur immobilisations et comptes rattachés	1,0	2,0
Autres dettes	19,9	20,4
Instruments de trésorerie	0,7	0,1

(En millions d'euros)	2002	2001
Produits à recevoir :		
Immobilisations financières :		
Créances rattachées à des participations	1,9	1,2
Prêts	0,1	0,4
Autres immobilisations financières	0	0
Créances d'exploitation :		
Créances clients et comptes rattachés	6,0	7,0
Autres créances	10,5	10,3
Créances diverses :		
Dividendes à recevoir	10,1	10,6
Instruments de trésorerie	1,5	2,1
Disponibilités (rétrocession)	0,1	0,4

19. – Ventilation de l'impôt sur les bénéfices.

(En millions d'euros)	Résultat avant impôts	Impôts	Résultat après impôts
Résultat courant	42,4	6	48,4
Résultat exceptionnel	5,0	1,5	6,5
Participation	– 0,3		– 0,3
Résultat comptable	47,1	7,5	54,6

Une convention d'intégration fiscale, dont la société tête de grou[pe est] JCDecaux SA, a pris effet au 1er janvier 2002 et a été conclue avec [les so]ciétés suivantes :

— JCDecaux Mobilier Urbain ;
— Avenir ;
— JCDecaux Airport France ;
— JCDecaux Publicité Lumineuse ;
— SEMUP ;
— DPE.

Aux termes de cette convention et conformément aux textes en vi[gueur,] chaque société intégrée établit son résultat fiscal et calcule l'impôt [sur les] sociétés comme en l'absence d'intégration fiscale. La charge d'imp[ôt est] enregistrée par la société intégrée, l'impôt sur les sociétés étant dû à la s[ociété] intégrante qui procèdera à sa liquidation. En cas de déficit fiscal de la s[ociété] intégrée, l'économie d'impôt est un gain immédiat de la société inté[grante] qui s'élève pour l'exercice 2002 à 7,5 millions d'euros (montant compt[abilisé] en impôt sur les bénéfices).

En l'absence d'intégration fiscale, aucun impôt n'aurait été constaté [par la] société JCDecaux SA

En cas de sortie d'une des filiales du groupe fiscal, et quelle qu'en [soit la] cause, les parties se rapprocheront pour en examiner les conséquence[s].

Au 31 décembre 2002, le groupe fiscalement intégré ne possède [pas de] déficit reportable.

20. – Engagements hors bilan, autres que les instruments financi[ers].

(En millions d'euros)	31/12
Engagements donnés :	
Cautions de contre-garantie sur marchés (1)	
Avals, cautions et garanties (2)	
Nantissements, hypothèques et sûretés réelles (3)	
Engagements sur titres (4)	
Total	
Engagements reçus :	
Engagements sur titres (4)	
Ligne de crédit disponible	
Abandons de créances (clause de retour à meilleure fortune)	
Total	

(1) Dont émises par la société pour le compte de filiales 13,2 m[illions] d'euros ;

Dont émises par les banques pour le compte de filiales 6,0 million[s d'eu]ros ;

Dont émises par les banques pour le compte de la société 0,2 [millions] d'euros.

Elles correspondent principalement aux garanties de bonne fin ac[cordées] dans le cadre des contrats de concession signés.

(2) Dont émis par la société pour des facilités bancaires accordé[es aux] *filiales 87,9 millions d'euros* ;

Dont émis par les banques pour le compte de filiales 1,7 million d['euros].

(3) Une partie des valeurs mobilières de placement (32,7 millions d['euros]) fait l'objet d'un nantissement en garantie d'une partie de l'engagemen[t] sur titres.

(4) Les engagements sur titres sont accordés et reçus, notamment [dans le] cadre des opérations de croissance externe.

Un de nos partenaires a informé la société de sa volonté, sur l'e[xercice] 2003, de mettre fin à l'accord de coopération, en plein accord avec [les mo]dalités de retrait d'un associé prévu dans le contrat de coopération [. En] effet, la société commune sera scindée et les actifs répartis selon les [critères] prédéfinis dans le contrat de coopération. De plus, nos accords prév[oient un] droit de vente et un droit d'achat croisés. Si l'option de vente était e[xercée,] la société serait amenée à verser 138 millions d'euros.

Les engagements sur titres de, respectivement, 212 millions d'e[uros en] engagements donnés et de 219 millions d'euros en engagements reçu[s, com]prennent donc, au titre de cette opération 138 millions d'euros en [engage]ments donnés sur titres et 145 millions d'euros en engagements re[çus sur] titres.

D'autre part, les engagements donnés sur titres comprennent, au b[énéfice] de nos partenaires, un droit de vente pour un montant de 74 millions [d'euros] exerçable du 1er janvier 2009 au 31 décembre 2009.

21. – Instruments financiers.

La société n'utilise des produits dérivés qu'à des fins de couvertur[e contre] les risques de taux et de change.

a) Couverture du risque de change. — L'exposition de la société a[u risque] de change provient de son activité à l'étranger. Elle est principalem[ent liée] aux opérations commerciales (achats de matériels) et aux opération[s finan]cières (refinancement et recyclage de la trésorerie des filiales étrang[ères).]

L'échéance la plus lointaine de ces contrats est le 15 avril 2003.

Au 31 décembre 2002, les opérations contractées par la société [sont les] suivantes :

(En millions d'euros)	Actifs financiers	Passifs financiers	Actifs/Passifs	Hors bilan (taux de clôture)	Positions conditionnelles	D
USD	74,6	0,2	74,4	– 45,6		
GBP	25,5	2,2	23,3	– 12,0		

(En millions d'euros)	Actifs financiers	Passifs financiers	Actifs/Passifs	Hors bilan (taux de clôture)	Positions conditionnelles	Différentiel
SGD	2,8	1,9	0,9	1,2		2,1
SEK	11,8		11,8	– 1,0		10,8
AUD	1,5		1,5			1,5
NOK	2,9		2,9	– 1,0		1,9
DKK	2,1		2,1	– 2,0		0,1
JPY	0,9		0,9			0,9
HKD	1,1	5,5	– 4,4	5,3		0,9
THB	0,2		0,2			0,2
Autres devises	0,1	0,5	– 0,4			– 0,4
Total	123,5	10,3	113,2	– 55,1		58,1

La valeur de marché de ces instruments financiers au 31 décembre 2002 est de 10,5 millions d'euros.

b) Couverture du risque de taux d'intérêt. — Le risque de taux d'intérêt de la société provient du crédit syndiqué qui supporte un taux d'intérêt variable. Afin de se protéger contre une hausse des taux Euribor, la société a mis en place des couvertures sous forme de Swaps à taux fixe, d'achats de caps secs ou éventuellement financés par des ventes de Caps ou de Floors.

Au 31 décembre 2002, les positions contractées par la société sont les suivantes :

— Caps achetés pour 483 millions d'euros dont les échéances sont comprises entre mars 2003 et septembre 2005 ; aucun de ces Caps n'est actif au 31 décembre 2002 ;

— Caps vendus pour 76,2 millions d'euros à échéance mars 2003 ; aucun de ces Caps n'est actif au 31 décembre 2002 ;

— Floors vendus pour 140 millions d'euros dont les échéances sont comprises entre décembre 2003 et septembre 2005, dont 40 millions d'euros sont actifs au 31 décembre 2002 ;

— Swaps à taux fixe pour 20 millions d'euros à échéance décembre 2003.

La valeur de marché de ces instruments financiers au 31 décembre 2002 est de – 1,9 million d'euros.

22. – Rémunération des dirigeants.

Le montant des jetons de présence versés aux membres du conseil de surveillance au titre de l'exercice 2002, s'élève à 73 175,52 €.

Le montant des rémunérations versées aux membres du directoire s'élève à 2 099 484 €.

23. – Effectifs.

La ventilation des effectifs moyens par catégorie est la suivante :

Catégorie	2002	2001
Cadres	354	372
Assimilés cadres	148	151
Agents de maîtrise	455	472
Employés	1 767	1 917
Total	2 726	2 912

24. – Opérations réalisées avec des entreprises liées. (En millions d'euros.)

Postes du bilan	2002	2001
Bilan (en valeur brute) :		
Immobilisations financières :		
Participations	1 827,1	1 818,7
Provisions sur participations financières	– 25,2	– 32,2
Créances sur participations	97,2	91,3
Provisions sur créances sur participations	– 2,3	0
Prêts	60,2	60,8
Dépôts et cautionnements versés	0,5	0,5
Créances :		
Créances clients et comptes rattachés	61,1	74,1
Autres créances	29,2	52,5
Charges constatées d'avance	5,0	4,5
Disponibilités	8,5	1,9
Dettes :		
Emprunts et dettes auprès des établissements de crédit	43,3	24,3
Emprunts et dettes financières diverses	90,2	77,0
Dépôts et cautionnements reçus	0,2	0,2
Dettes fournisseurs et comptes rattachés	32,6	31,6
Autres dettes	5,7	0,8
Dettes sur immobilisations et comptes rattachés	0,2	0,2
Produits constatés d'avance	0,1	0,2

Postes du compte de résultat	2002	2001
Compte de résultat :		
Charges d'exploitation	234,4	225,8
Produits d'exploitation	284,6	344,9
Charges financières :		
Intérêts et charges assimilées	3,6	4,3
Pertes sur créances liées à des participations	14,0	3,6
Dotations provisions risques et charges financières	6,5	
Produits financiers :		
Produits de participations	52,4	98,8
Intérêts	7,2	9,0
Reprises provisions risques financiers	10,7	
Charges exceptionnelles :		
VNC immobilisations financières cédées	45,5	
Produits exceptionnels :		
Produits exceptionnels	1,6	
Participation des salariés	0,3	

En plus des sociétés susceptibles d'être consolidées par intégration globale, ont été considérées comme entreprises liées les sociétés consolidées par intégration proportionnelle dans les comptes du groupe JCDecaux.

25. – Tableau des filiales et participations au 31 décembre 2002. (En milliers d'euros.)

Sociétés	Capital en devise	Autres capitaux propres (1)	Quote-part du capital (en %)	Valeur d'inventaire des titres détenus (en euros)		Prêts et avances consentis par la société et non remboursés	Montant des cautions et avals fournis par la société (en euros)	Chiffre d'affaires hors taxes de l'exercice 2002 (en euros)	Bénéfice net (ou perte) de l'exercice 2002 (en euros)	Dividendes encaissés par la société au cours de l'exercice (en euros)
				Brute	Nette					
Renseignements concernant les filiales et participations dont la valeur d'inventaire est significative :										
A. Filiales en France :										
Somupi	762 EUR	451	66	1 135	1 135			17 958	2 520	858
Sopact	229 EUR	1 978	50	1 042	1 042			12 024	616	112
JCDecaux Mobilier Urbain	993 EUR	25 383	100	233 677	233 677			243 661	38 874	8
Semup	831 EUR	21 166	100	39 471	39 471			34 456	8 127	10 355
Decaux Publicité Extérieure	152 EUR	– 1 027	27,71	3 167	3 167	2 063		15 218	2 599	0
Avenir	26 805 EUR	190 612	100	608 462	608 462			175 140	11 724	0
JCDecaux Publicité Lumineuse	778 EUR	2 138	100	30 390	30 390			6 109	1 934	1 276
Gommage Graffitis	76 EUR	– 14	49,7	76	76			0	– 2	0
JCDecaux Airport France	768 EUR	4 711	100	98 799	98 799			30 595	936	2 400
RCI	15 EUR	8	99,90	6 565	0			1 008	– 347	330
B. Filiales étrangères :										
JCDecaux Finlande	432 EUR	29 625 EUR	89,89	58 671	58 671			28 377	5 758	
JCDecaux Belgique	155 EUR	8 687 EUR	100	42 193	42 193	4 007		27 408	– 535	600
ACM Belgique	62 EUR	895 EUR	100	4 320	4 320				1 121	900
JCDecaux Luxembourg	1.048 EUR	172 EUR	100	1 539	1 539			1 453	204	160

Sociétés	Capital en devise	Autres capitaux propres (1)	Quote-part du capital (en %)	Valeur d'inventaire des titres détenus (en euros)		Prêts et avances consentis par la société et non remboursés	Montant des cautions et avals fournis par la société (en euros)	Chiffre d'affaires hors taxes de l'exercice 2002 (en euros)	Bénéfice net (ou perte) de l'exercice 2002 (en euros)	Dividendes encaissés par la société au cours de l'exercice (en euros)
				Brute	Nette					
JCDecaux Central Eastern Europe	2 067 EUR	227 157 EUR	58,5	161 334	161 334				8 034	
El. Mobiliario Urbano	3 005 EUR	15 511 EUR	100	11 988	11 988	47 278	4 383 935	43 063	2 997	
JCDecaux & Sign (ex Cemuma)	3 606 EUR	6 217 EUR	75	2 832	2 832			14 621	6 623	3 300
JCDecaux UK	5 500 GBP	7 113 GBP	100	7 926	7 926	1 660		69 125	11 348	9 992
JCDecaux Deutschland	8 232 EUR	9 618 EUR	100	18 661	18 661	3 659		49 020	9 915	8 336
ACM GmbH	77 EUR	81 EUR	100	1 726	1 726			11 219	5 002	4 800
JCDecaux Mestsky	120 000 CZK	– 98 268 CZK	96,2	3 092	3 092			4 631	1 678	
JCDecaux Sverige	75 000 SEK	33 790 SEK	96,46	25 761	25 761	7 569		32 138	– 2 512	
IPDecaux	500 000 KRW	– 194 050 KRW	50	213	213		2 819 676	531	– 517	
JCDecaux Atlantis	2 705 EUR	– 283 EUR	80	2 114	2 114	2 523	2 404 048	2 593	110	
JCDecaux Street Furniture	22 510 AUD	40 AUD	100	14 597	10 169	1 471	19 939 642		– 12 152	
Purbe	60 EUR	12 EUR	100	37 847	37 847			4 581	2 625	2 716
MCDecaux Inc. Japon	10 000 JPY	– 239 469 JPY	60	66	66		4 292 950	516	– 2 039	
JCDecaux Portugal	1 247 EUR	22 006 EUR	0,15	253	253		199 519	34 389	5 192	96
JCDecaux do Brazil	5 367 BRL	– 12 928 BRL	100	3 962	225	119	506 606		978	
JCDecaux Norge	130 000 NOK	– 52 702 NOK	75,38	12 021	12 021	2 440	6 366 485	8 457	2 285	
JCDecaux Chile	122 236 CLP		99,9	207	207		2 764 260	1 615	– 1 408	
JCDecaux Macao	1 000 MOP			114	114		764 024	384	60	
JCDecaux Slovakia	7 300 SKK	24 687 SKK	100	184	184			1 244	405	
V K M BV	18 EUR	– 3 800 EUR	50	9	9				3 909	1 936
AFA JCD	7 200 DKK	23 778 DKK	50	2 209	2 209	2 019	9 317 622	11 455	274	
JCDecaux Nederland BV (ex Publex)	20 EUR	2 616 EUR	50	3 260	3 260			36 584	6 551	3 888
JCDecaux Singapour	7 500 SGD	– 7 365 SGD	100	4 495		589	946 582	4 517	– 1 060	
JCDecaux Argentine	14 ARS	5 387 ARS	99,93	8 448	2 495			517	477	
JCDecaux Publicité Lumineuse NV	1 735 EUR	162 EUR	9,29	274	274			1 852	252	29
MCDecaux Taïwan	1 000 TWD	21 TWD	60	33	33					
JCDecaux Asia	5 510 SGD	10 988 SGD	100	23 384	23 384				1 429	
JCDecaux North America	104 694 USD	22 USD	100	293 809	293 809	8 391	4 050 252	1 199	754	
IGPDecaux	7 391 EUR	64 304 EUR	20,48	34 861	34 861			80 680	292	
JCDecaux Salvador	5 200 BRL	– 7 284 BRL	90	2 284	2 284 (2)	10 571		845	– 6 153	
Placa Sarl	13 EUR	549 EUR	55	5 087	5 087			5	1 301	194
Red Portuguesa Pub. ext.	383 EUR	818 EUR	52,3	10 138	10 138			8 507	– 655	60
JCDecaux España	4 913 EUR	1 767 EUR	100	4 343	4 343				– 2 236	

(1) Capitaux propres hors capital social et résultat net de l'exercice.
(2) Une provision pour implantation à l'étranger couvre en totalité la valeur des titres de participation.

26. – Résultats financiers de la société au cours des cinq derniers exercices.

Nature des indications	1998 (2)	1999 (2)	2000 (2)	2001	2002
I. Capital en fin d'exercice :					
a) Capital social (en euros)	2 606 223	2 606 223	2 685 961	3 378 284	3 378 284
b) Nombre d'actions ordinaires	170 957	170 957	176 187 464	(1) 221 600 760	221 600 760
c) Nombre maximum d'actions futures à créer (options de souscription)				4 103 704	4 191 800
II. Opérations et résultats de l'exercice (en euros) :					
a) Chiffre d'affaires hors taxes	45 744 112	58 560 241	80 838 546	630 311 692	577 865 331
b) Résultat avant impôts et charges calculées (amortissements et provisions)	91 290 327	15 842 901	123 072 510	77 196 352	80 973 816
c) Impôts sur les bénéfices	2 608 447	– 1 778 156		10 901 232	– 7 548 673
d) Participation des salariés					347 036
e) Résultat après impôts et charges calculées (amortissements et provisions)	76 021 465	8 681 878	104 811 683	17 208 957	54 559 112
f) Résultat distribué (3)		24 237 871			
III. Résultat par action (en euros) :					
a) Résultat après impôts mais avant charges calculées (amortissements et provisions)	514	103	0,70	0,30	0,40
b) Résultat après impôts et charges calculées (amortissements et provisions)	445	51	0,59	0,08	0,25
c) Dividende net attribué à chaque action (4)		141,8			
IV. Personnel :					
a) Effectif moyen des salariés employés pendant l'exercice	7	7	9	2 912	2 726
b) Montant de la masse salariale de l'exercice (en euros)	848 612	906 803	2 594 782	79 059 056	85 335 562
c) Montant des sommes versées au titre des avantages sociaux de l'exercice (Sécurité sociale, œuvres sociales, etc.) (en euros)	333 833	306 072	575 803	29 648 524	32 273 264

(1) En 2000, la société a procédé à une multiplication par mille des actions composant le capital social.
(2) Les données indiquées pour les années 1998 à 2000 sont celles de la société JCDecaux SA, des données comparables à 2001 (effet des fusions) n'étant pas disponibles.
(3) La distribution de dividendes prévisionnelle mentionnée dans le tableau des résultats de la société au titre de l'exercice 2002 n'a pas encore été approuvée par l'assemblée générale.
(4) Sous réserve de l'approbation par l'assemblée générale des actionnaires de la proposition d'affectation du résultat 2002.

B. — Comptes consolidés.

I. — Bilan consolidé au 31 décembre 2002.

(En millions d'euros.)

Actif	31/12/02	31/12/01	31/12/00
Immobilisations incorporelles	33,1	36,2	27,5
Ecarts d'acquisition	1 080,0	1 105,3	1 039,4
Immobilisations corporelles	722,3	773,2	613,4
Immobilisations financières	79,8	87,3	93,7
Actif immobilisé	1 915,2	2 002,0	1 774,0
Stocks	92,6	113,4	95,4
Clients	403,1	409,8	389,6
Autres créances	126,7	152,2	180,1
Valeurs mobilières de placement	82,4	141,1	27,8
Disponibilités	80,0	52,6	50,1
Impôts différés actif	29,7	46,4	23,6
Actif circulant	814,5	915,5	766,6
Total actif	2 729,7	2 917,5	2 540,6

Passif	31/12/02	31/12/01	31/12/00
Capitaux propres :			
Capital	3,4	3,4	2,7
Primes	923,2	923,2	244,2
Réserve légale	0,3	0,3	0,3
Réserves consolidées/part du groupe	360,5	384,8	356,3
Résultat/part du groupe	26,0	10,2	20,4
Capitaux propres part du groupe	1 313,4	1 321,9	623,9
Intérêts minoritaires	64,2	68,8	47,5
Capitaux propres de l'ensemble	1 377,6	1 390,7	671,4
Provisions pour risques et charges	82,6	83,4	73,1
Impôts différés passif	20,7	27,4	29,7
Dettes :			
Emprunts et dettes auprès des établissements de crédit	737,7	896,5	1 278,5
Emprunts et dettes financières divers	8,3	12,2	9,4
Fournisseurs	159,1	188,1	201,3
Autres dettes	314,0	300,7	269,0
Concours bancaires	29,7	18,5	8,2
Dettes	1 248,8	1 416,0	1 766,4
Total passif	2 729,7	2 917,5	2 540,6

II. — Compte de résultat consolidé.

(En millions d'euros.)

	2002	2001	2000
Chiffre d'affaires net	1 577,7	1 543,2	1 417,1
Charges d'exploitation nettes hors dotations aux amortissements et provisions	– 1 172,4	– 1 165,9	– 1 031,6
EBITDA (1)	405,3	377,3	385,5
Dotations aux amortissements et provisions nettes	– 194,1	– 176,2	– 147,7
Résultat d'exploitation	211,2	201,1	237,8
Résultat financier	– 36,7	– 53,1	– 61,3
Résultat courant	174,5	148,0	176,5
Résultat exceptionnel	– 2,7	– 5,8	2,4
Impôts sur les bénéfices	– 70,2	– 49,8	– 95,0
Résultat net des entreprises intégrées	101,6	92,4	83,9
Quote-part dans les résultats des sociétés mises en équivalence	5,6	7,1	4,9
Dotations aux amortissements des écarts d'acquisition	– 63,7	– 70,9	– 49,7
Résultat net de l'ensemble consolidé	43,5	28,6	39,1
Part des minoritaires dans le résultat	17,5	18,4	18,7
Part du groupe	26,0	10,2	20,4
Bénéfice net par action (en euros) (2)	0,117	0,051	0,116

	2002	2001	2
Bénéfice net par action dilué (en euros) (2)	0,115	0,050	
Nombre moyen pondéré d'actions (2)	221 528 081	201 470 353	172
Nombre moyen pondéré d'actions (dilué) (2)	225 627 199	203 438 129	

(1) Le groupe mesure la performance opérationnelle de ses activité base de l'EBITDA. Cet indicateur ne correspond pas à une rubrique ble définie par les normes applicables en France, et correspond au d'exploitation avant dotations nettes des reprises aux amortissements visions (Earnings Before Interests, taxes, Depreciation and Amortisa

(2) Déduction faite du rachat par JCDecaux SA de ses actions pro 2002.

III. — Tableau des flux de trésorerie.

(En millions d'euros.)

	2002	2001	20
Résultat net part du groupe	26,0	10,2	
Part des minoritaires dans le résultat	17,5	18,4	
Quote-part/résultat des sociétés mises en équivalence	– 5,5	– 7,1	
Dividendes reçus des sociétés mises en équivalence	4,3	4,1	
Participation des salariés			
Variation des impôts différés	– 10,3	– 47,9	
Ecarts conversion taux moyen/taux clôture			
Dotation nette aux amortissements et provisions	261,8	270,5	
Plus et moins-values de cession	6,5	– 12,7	
Capacité d'autofinancement	300,3	235,5	
Variation du besoin en fonds de roulement lié à l'activité	24,2	– 6,0	
Flux nets issus de l'exploitation	324,5	229,5	
Acquisitions d'immobilisations incorporelles	– 10,2	– 12,6	
Acquisitions d'immobilisations corporelles	– 156,5	– 274,3	
Acquisitions de titres de participation	– 49,9	– 135,4	
Acquisitions d'autres immobilisations financières	– 1,8	– 9,1	
Variation des dettes sur immobilisations	– 3,8	– 10,0	
Total investissements	– 222,2	– 441,4	
Cessions d'immobilisations incorporelles	0,0	1,6	
Cessions d'immobilisations corporelles	10,1	33,2	
Cessions d'immobilisations financières (titres participation)	1,2		
Cessions d'immobilisations financières (autres)	18,4	4,4	
Variation des créances sur immobilisations	3,9	– 3,8	
Total désinvestissements	33,6	35,4	
Flux issus des investissements	– 188,6	– 405,9	
Distribution mise en paiement	– 12,3	– 14,6	
Réduction des capitaux propres			
Réduction de l'endettement	– 202,1	– 408,3	
Besoin de trésorerie (financement)	– 214,4	– 422,9	
Augmentation capitaux propres	0,0	679,8	
Augmentation de l'endettement	38,6	25,1	
Dégagement de trésorerie (financement)	38,6	704,9	
Flux issus du financement	– 175,8	282,0	

	2002	2001	2000
Incidence des variations des cours des devises	– 2,7	0,0	1,1
Apport de la trésorerie des sociétés fusionnées			– 5,9
Variation de la trésorerie	– 42,6	105,7	12,7
Trésorerie d'ouverture	175,3	69,6	57,0
Trésorerie de clôture	132,7	175,3	69,7

L'incidence des variations de change sur les flux de trésorerie en 2002 représente 3,1 M€ sur les flux issus de l'exploitation et 10,6 M€ sur les flux issus des investissements.

IV. — Annexe aux comptes consolidés.

Faits marquants de l'exercice.

Sur 2002, le groupe a procédé à des opérations de rachat de parts minoritaires, notamment :

— en Allemagne, JCDecaux Deutschland a acheté auprès de la famille Klett le solde des actions de la société Klett Decaux ;

— en Espagne, El Mobiliario Urbano a acquis 51 % complémentaires de la société Planigrama ;

— en République tchèque et en Slovaquie, le groupe a racheté, en octobre 2002, via sa filiale autrichienne Gewista, les parts minoritaires de deux sociétés de communication extérieure gérant l'affichage et la publicité dans les transports, notamment la publicité du métro, du tramway et des bus de Prague.

La principale opération de croissance externe sur 2002 est l'acquisition en mai 2002 par Europoster BV (Pays-Bas) de la société Univier Communications BV, société holding ayant des actifs dans les pays Baltes.

En mai 2002, JCDecaux et Affichage Holding ont renforcé leur collaboration en Europe centrale. Dans ce cadre, la société Gewista a cédé à Affichage Holding 1 % de sa participation dans Europlakat International (EPI) en juillet 2002, participation qui passe de 51 % à 50 %, et JCDecaux a renforcé ses intérêts dans les sociétés de plusieurs pays d'Europe centrale.

Sur l'exercice 2002, le groupe a renforcé ses positions concurrentielles en Europe (Espagne, Scandinavie, Italie, Royaume-Uni et France) en Amérique (Los Angeles, Chicago, Canada et Chili) et en Asie-Pacifique (Australie, Thaïlande, Corée du Sud et Hong Kong) en remportant ou en renouvelant de nombreux contrats.

Aux Etats-Unis, le 9 janvier 2002, Viacom Decaux LLC – joint-venture (50/50) entre Viacom Outdoor Advertising, filiale de Viacom Inc, et JCDecaux aux Etats-Unis – a signé un contrat de mobilier urbain avec la ville de Los Angeles.

1. – Méthodes et principes comptables.

1.1. Principes d'établissement des comptes du groupe :

a) Principes généraux : Les comptes consolidés du groupe ont été établis en conformité avec les principes français prévus par les dispositions du règlement n° 99-02 du Comité de réglementation comptable, relatives aux comptes consolidés.

b) Changement de méthode : A partir du 1er janvier 2002, le groupe a procédé à un changement de méthode résultant de la première application du règlement CRC n° 2000-06 relatifs aux passifs.

L'application de ce nouveau règlement n'a pas eu d'incidence significative sur le résultat et le bilan consolidés.

1.2. Périmètre et méthodes de consolidation. — Les sociétés du groupe dont la taille est significative font partie du périmètre de consolidation. Les sociétés qui répondent généralement à l'une des trois conditions suivantes sont consolidées :

Montant (en valeur absolue) supérieur à (en millions d'euros) :

Chiffre d'affaires	0,8
Capitaux propres – Part du groupe	1,5
Résultat net – Part du groupe	0,6

L'agrégation des sociétés non consolidées est non significative.

L'intégration globale est appliquée aux sociétés sur lesquelles le groupe exerce un contrôle exclusif.

L'intégration proportionnelle est appliquée aux sociétés sur lesquelles le groupe exerce un contrôle conjoint.

La mise en équivalence est adoptée pour les sociétés sur lesquelles le groupe exerce, directement ou indirectement, une influence notable dans la gestion et la politique financière.

Le tableau 6.2 présente la liste des sociétés consolidées et la méthode de consolidation retenue pour chacune de ces sociétés.

Toutes les transactions significatives entre les sociétés consolidées globalement sont éliminées. Les transactions avec les sociétés intégrées en proportionnelle sont éliminées à hauteur du pourcentage d'intégration.

Les résultats internes à l'ensemble consolidé sont également éliminés.

1.3. Dates de clôture des comptes. — Toutes les sociétés du groupe clôturent leurs comptes au 31 décembre.

1.4. Méthode de conversion monétaire. — Les comptes des sociétés étrangères sont convertis sur la base :

— des cours de change officiels en vigueur à la fin de l'exercice pour les comptes de bilan (1),

— des cours moyens de l'année pour les comptes de résultat.

Les différences de change ayant trait à un élément monétaire faisant en substance partie intégrante de l'investissement net du groupe dans les sociétés étrangères consolidées, sont inscrites dans les capitaux propres consolidés jusqu'à la cession ou à la liquidation de cet investissement net, date à laquelle elles sont inscrites en produits ou en charges dans le résultat comme les autres écarts de conversion. Ce traitement a été appliqué aux deux sociétés JCDecaux Uruguay et JCDecaux Salvador (Brésil).

1.5. Immobilisations incorporelles. — Les frais d'établissement ainsi que les frais de recherche et de développement sont constatés en charges par nature, dans le compte de résultat, lorsqu'ils sont engagés.

Les concessions et brevets sont amortis sur leur durée de vie juridique.

Seuls les logiciels significatifs (de type ERP), individualisés et clairement identifiés, sont immobilisés et amortis sur une durée de 5 ans maximum. Les autres logiciels sont constatés en charges de l'exercice.

Les fonds de commerce sont totalement amortis l'année où ils sont enregistrés dans les comptes.

1.6. Ecarts d'acquisition. — La différence entre le coût d'acquisition des titres des sociétés consolidées et la quote-part acquise dans les capitaux propres retraités est, après analyse, répartie entre :

— les écarts d'évaluation positifs ou négatifs afférents à certains éléments identifiables du bilan,

— l'écart d'acquisition pour le solde non affecté.

Le coût d'acquisition des titres inclut les frais d'acquisition de ces titres (honoraires...).

Les écarts d'acquisition font l'objet d'un amortissement selon la méthode linéaire sur une période n'excédant pas 20 ans.

Lorsque les circonstances particulières le justifient (modifications profondes et structurelles des conditions techniques, réglementaires ou de marché, en cas de projet de cession ou de rentabilité insuffisante,...), la dépréciation des écarts d'acquisition est constatée, au-delà des amortissements prévus, par la constitution d'une provision.

1.7. Immobilisations corporelles. — Les immobilisations corporelles figurent au bilan à leur coût d'acquisition d'origine.

Les dotations aux amortissements, calculées selon des règles homogènes au sein du groupe, sont déterminées selon les durées normales d'utilisation suivantes :

	Durées d'amortissement
Immobilisations corporelles :	
Bâtiments et constructions	10 à 20 ans
Installations techniques, matériel et outillage (mobiliers urbains et panneaux)	2 à 10 ans
Autres immobilisations corporelles :	
Agencements divers, aménagements	5 à 10 ans
Matériel de transport	4 ans
Matériel de bureau et informatique	3 ans
Mobilier	5 à 10 ans

— Mobiliers urbains : Les mobiliers urbains (Abribus, Mupis, Seniors, Journaux électroniques d'information (JEI), Sanisettes, Colonnes Morris...) sont amortis sur des durées comprises entre 7 et 10 ans.

— Panneaux d'affichage : Les panneaux d'affichage font l'objet d'un mode d'amortissement propre aux pays concernés, déterminé en fonction de la réglementation et des conditions économiques locales. Les principales méthodes utilisées sont les suivantes :

Pays	Méthode d'amortissement
France	Panneaux classiques : Dégressif sur 4 ans Trivisions et éclairés : Linéaire sur 5 ans Palissades et éclairages : Linéaire sur 2 ans Colonnes : Linéaire sur 5 ans
Grande-Bretagne	Linéaire sur 6 ans
Italie	Linéaire sur 7 ans
Belgique	Linéaire sur 3 à 6 ans
Espagne	Linéaire sur 7 à 10 ans

1.8. Evaluation des immobilisations corporelles et incorporelles et des écarts d'acquisition. — L'évaluation de ces actifs est revue, en fin d'exercice, en fonction des perspectives de rentabilité future, pour déterminer, le cas échéant, le besoin d'une dépréciation, en comparant la valeur nette comptable des actifs et leur valeur d'usage. Cette valeur d'usage est appréhendée au niveau de chacun des segments d'activité (Affichage, Mobilier Urbain, Transport), sur la base, notamment, des flux de trésorerie actualisés futurs dégagés par ces actifs, de leur valeur résiduelle et des synergies attendues au niveau du groupe. Au 31 décembre 2002, la revue des valeurs des actifs n'a pas entraîné d'amortissement exceptionnel ou de dépréciation pour perte de valeur.

(1) A l'exception des comptes de bilan de la société JCDecaux Argentine, convertis au 31 décembre 2001 au taux moyen des trois premiers jours de cotation du peso de janvier 2002.

1.9. Titres de participation non consolidés. — Cette rubrique est constituée des titres de participation détenus dans les sociétés n'ayant pas eu d'activité au cours de l'exercice 2002, ou sur lesquelles le groupe n'exerce pas d'influence notable ou, enfin, dont la contribution aux états financiers consolidés ne serait pas significative du fait notamment de la prédominance de transactions intra-groupe enregistrées dans leurs comptes.

Les titres de participation dans les sociétés non consolidées et les titres immobilisés de l'activité de portefeuille font l'objet d'une dépréciation lorsque leur valeur d'usage ou d'utilité, appréciée titre par titre, devient inférieure à leur coût historique. Les valeurs d'usage et d'utilité tiennent compte de la quote-part des capitaux propres et des perspectives de rentabilité.

1.10. Stocks. — Les stocks sont composés principalement :

— de mobiliers urbains et de panneaux d'affichage en pièces détachées ou partiellement montés,

— de pièces nécessaires à la maintenance du mobilier urbain installé.

Les stocks sont valorisés à leur coût d'achat moyen pondéré pouvant également incorporer des coûts internes de montage. Ils sont, le cas échéant, dépréciés lorsque les perspectives commerciales peuvent entraîner un risque d'écoulement pour une valeur inférieure à la valeur au bilan.

1.11. Provisions sur clients et comptes rattachés. — Une provision pour dépréciation des comptes clients est pratiquée lorsque leur valeur de recouvrement est inférieure à leur valeur comptable.

1.12. Valeurs mobilières de placement. — Les valeurs mobilières de placement sont évaluées à leur coût d'acquisition ou à leur valeur d'inventaire si celle-ci est inférieure. Dans le cas où leur valorisation à la date de clôture fait apparaître une moins-value globale par catégorie de titres, une provision pour dépréciation est comptabilisée à due concurrence.

La réévaluation des valeurs mobilières de placement, en conformité avec le règlement CRC 99-02, n'aurait pas d'incidence significative par rapport aux valeurs historiques présentées.

1.13. Indemnités de départ en retraite. — Depuis 1995, les sociétés françaises du groupe JCDecaux ont opté pour une gestion externe de leurs engagements de retraite, qui couvre une partie des droits acquis. La part non couverte fait l'objet d'une provision.

Les engagements de retraite des sociétés françaises du pôle Avenir ont fait l'objet d'une évaluation actuarielle. Une provision correspondante est enregistrée au passif du bilan.

Les indemnités de départ à la retraite sont calculées en France selon la Convention nationale de la Publicité. Leur calcul est établi sur la base de différentes hypothèses de taux (taux d'inflation, taux de valorisation des salaires, taux de capitalisation, taux de mobilité).

En Angleterre, JCDecaux United Ltd (United Communications Group) a contracté pour certains de ses employés un fonds de pension à prestations définies.

En décembre 2002, après avis auprès de leurs conseils, les directeurs de la société JCDecaux United Ltd, ont notifié aux bénéficiaires de ce fonds, la décision de résilier celui-ci.

La société a comptabilisé dans ses comptes au 31 décembre 2002 une charge de 6,4 millions d'euros, ce montant reflétant une estimation faite par les directeurs de la société. Cette estimation est basée sur une évaluation actuarielle selon laquelle le « Minimum Funding Requirement » (MFR) est de 3,8 millions d'euros ainsi que sur une estimation des coûts de résiliation du fonds de pension.

Le MFR est le montant minimum nécessaire auquel la société devra contribuer pour résilier le fonds.

1.14. Chiffre d'affaires. — Le chiffre d'affaires du groupe provient principalement de la vente d'espaces publicitaires sur des équipements de mobilier urbain, des panneaux d'affichage et de la publicité dans les transports.

Le chiffre d'affaires provenant de la vente d'espaces publicitaires est présenté sur une base nette, après déduction des remises commerciales. Pour l'activité Affichage et dans certains pays, des commissions sont versées par le groupe aux agences de publicité et aux centrales d'achat lorsque celles-ci jouent le rôle d'intermédiaire entre le groupe et les annonceurs. Ces commissions sont alors déduites du chiffre d'affaires. Dans les contrats où le groupe paie une redevance variable, ou reverse une partie de ses recettes publicitaires aux concédants, le groupe comptabilise en chiffre d'affaires les recettes publicitaires brutes et comptabilise les redevances et la partie du chiffre d'affaires reversée en charges d'exploitation.

1.15. Résultat courant et résultat exceptionnel. — Les charges et produits exceptionnels sont constitués des éléments significatifs qui, en raison de leur nature, de leur caractère inhabituel et de leur non-récurrence, ne peuvent être considérés comme inhérents à l'activité opérationnelle du groupe, tels que plus ou moins-values de cession et frais accessoires, pénalités diverses ou amortissements exceptionnels d'immobilisations.

1.16. Impôts exigibles et différés. — Le groupe comptabilise des impôts différés pour l'ensemble des différences temporaires entre les valeurs fiscales et comptables des actifs et passifs au bilan consolidé. Selon la méthode du report variable, les impôts différés sont calculés en appliquant le dernier taux d'impôt en vigueur. Les actifs d'impôts différés font l'objet d'une provision pour dépréciation lorsque leur réalisation future est incertaine.

La charge d'impôt sur le résultat consolidé correspond à l'impôt exigible de chaque entité fiscale consolidée, corrigé des impôts différés.

Les impôts différés enregistrés proviennent pour l'essentiel des retraitements de consolidation (harmonisation des méthodes et durées d'amortissement des immobilisations corporelles et incorporelles), des différences temporaires entre le résultat social et le résultat fiscal. Des impôts différés actif sur déficits reportables sont constatés systématiquement et font l'objet d'une provision lorsque leur récupération sur une durée raisonnable n'est pas quasi certaine.

1.17. Instruments financiers. — Les intérêts relatifs aux swaps de taux, caps et floors contractés afin de se couvrir contre le risque de taux d'intérêt sont inclus dans le résultat financier. Les primes liées aux caps et floors sont comptabilisées en charges à répartir et amorties dans les comptes sur la durée de vie du contrat de couverture. L'évaluation à la valeur de marché de ces instruments fait l'objet d'une mention spécifique en engagements hors bilan.

Les gains et pertes latents induits par les opérations de change à terme, mis en place pour couvrir le risque de change, sont pris en compte dans le résultat financier du groupe. Ils viennent compenser les pertes ou gains latents sur les éléments couverts.

1.18. Crédit-bail. — Les contrats de crédit-bail immobilier, qui présentent unitairement un caractère significatif, font l'objet d'un retraitement.

Les immobilisations financées par crédit-bail sont comptabilisées à l'actif du bilan pour leur prix de revient au moment de l'acquisition. Elles sont amorties selon les mêmes règles que si elles avaient été acquises en pleine propriété.

La dette financière correspondante figure au passif du bilan et fait l'objet d'une charge financière.

Le seul contrat (celui de l'immeuble de la SNC Aguesseau) qui rentrait dans le champ d'application de ce principe a pris fin sur l'exercice 2001, l'immeuble Aguesseau ayant été cédé en décembre 2001.

1.19. Bénéfice net par action. — Le calcul du bénéfice par action reprend le nombre moyen pondéré d'actions hors stock-options. Le calcul dilué prend en compte le nombre moyen pondéré d'actions ainsi que le nombre moyen pondéré de stock-options émis au cours de l'exercice. Le montant pondéré des actions propres rachetées est déduit du nombre moyen pondéré d'actions pris en compte pour le calcul du ratio.

2. – Commentaires sur le bilan.

2.1. Evolution du périmètre de consolidation en 2002. — Les principales variations de périmètre intervenues au cours de l'exercice 2002 sont les suivantes :

— Entrées de périmètre : Les trois sociétés : Viacom Decaux (Etats-Unis), JCDecaux Chile (Chili) et IP Decaux (Corée), créées par le groupe sont consolidées pour la première fois au cours de l'exercice 2002, en intégration proportionnelle pour Viacom Decaux et IP Decaux, en intégration globale pour JCDecaux Chile.

L'Irlande a débuté en 2002 une restructuration interne conduisant à la création d'une nouvelle société JCDecaux Ireland consolidée en intégration globale. L'actif net de la société Street Furniture ltd a été apporté pour une partie à cette nouvelle société.

Le 14 mai 2002 la société Europoster a acquis, pour 8,9 M€, 50 % de la société Univier Communications BV aux Pays-Bas. Cette société est mise en équivalence au 31 décembre 2002.

— Variations du pourcentage de détention : La société JCDecaux Deutschland a pris 50 % de participation complémentaire dans la société KlettDecaux (Allemagne) en janvier 2002.

Le 31 janvier 2002, la société IGP a racheté les 50 % complémentaires dans la société Publiflor (Italie). En avril 2002, un acte de fusion a été signé par incorporation de la société Publiflor dans la société IGP Decaux Affissioni (anciennement JCDecaux Communicazione Exteriore), avec effet rétroactif au 1er janvier 2002.

La société JCDecaux AS (Norvège) acquise en 2001 par JCDecaux Norge AS a été absorbée par cette dernière, avec effet rétroactif au 1er janvier 2002 grâce au rachat de 1,43 % auprès des minoritaires.

Le 1er juillet 2002, la société Gewista en Autriche a cédé 1 % de la société Europlakat International à Affichage Holding, ramenant ainsi sa participation de 51 % à 50 %. A la même date, Gewista a acquis 100 % de la société Aussenwerbung Tschechien en République tchèque : 49 % auprès de la société DSM pour 4,9 M€ et 51 % auprès de Europlakat International pour 3,6 M€. Les six sociétés de République tchèque (Aussenwerbung Tschechien, Europlakat SP Sro, Europlakat Interweb, Europlakat Usti Nad Labem, Rencar Praha et Rencar Media) sont consolidées en intégration proportionnelle sur le premier semestre de l'année 2002 puis en intégration globale sur le second semestre.

Le 1er juillet 2002, également, la société Europlakat International a acquis 55 % de la société Avenir Budapest en Hongrie auprès de Europoster BV pour un prix de 0,5 M€ et 60 % de la société JCDecaux Neonlight Budapest auprès de JCDecaux Publicité Lumineuse pour un prix de 0,8 M€. Ces deux sociétés hongroises sont donc consolidées selon la méthode d'intégration proportionnelle sur le second semestre 2002.

Le 6 novembre 2002 la société El Mobiliaro Urbano a pris 51 % de participation complémentaire dans la société Planigrama (Espagne), pour un prix d'acquisition de 19,9 M€. Cette opération porte le pourcentage de détention dans la société Planigrama à 100 %.

— Opérations de fusion de sociétés déjà consolidées : La société Maxivisio en Finlande a été absorbée par JCDecaux Finlande le 1er octobre 2002.

En 2002, a été signé un acte de fusion par incorporation de la société Diseño y Proyectos de Mobiliario Urbano - Dypsa (Espagne) dans la société Mobiliario Urbano, avec effet rétroactif au 1er janvier 2002.

Le 31 décembre 2002, la société JCDecaux España (anciennement Avenir Centro) a absorbé la société Avenir España.

2.2. Ecarts d'acquisition (en M€). — Au 31 décembre 2002, les écarts d'acquisition représentent 1 310,3 M€ en valeur brute et sont amortis à hauteur de 230,3 M€.

Les écarts d'acquisition constatés en 2002, 2001 et 2000 se décomposent comme suit en valeur nette comptable :

(En millions d'euros)	31/12/02	31/12/01	31/12/00
Pôle MCPE	623,0	662,7	728,4
Ecarts d'acquisition liés aux apports de JCD Holding et des minoritaires en 2000	124,3	131,3	142,7
JCD Central Eastern Europe et ses filiales (Autriche)	155,7	155,4	
Affichage Holding (Suisse)			102,9
IGP (Italie)	42,0	44,2	
Planigrama (Espagne) (*)	17,0	5,7	
Univier Communications BV (Pays-Bas)	7,5		
Autres	110,5	106,0	65,4
Total	1 080,0	1 105,3	1 039,4

(*) Dont 11,3 M€ correspondant à l'acquisition complémentaire de 51 % en 2002.

L'écart d'acquisition du pôle MCPE s'élève à 764 M€ en valeur brute et 141 M€ en amortissements cumulés au 31 décembre 2002, contre 764 M€ et 101 M€ au 31 décembre 2001.

— La variation des écarts d'acquisition sur 2002 est la suivante (en millions d'euros) :

Valeur nette au 1er janvier 2002	1 105,3
Augmentation de la valeur brute et impact des entrées de périmètre	38,9
Info Screen Austria Ges, Mbh	0,4
Aussenw, Tschech, Slow, Beteilig	5,0
Klett Decaux GbmH	6,4
Planigrama	11,7
IGP Decaux Affichage (Publiflor)	3,7
JCD Portugal	0,7
Univier Communications BV	7,7
Rencar Praha AS (Modification de % d'intégration)	3,4
Dotations aux amortissements	– 63,7
Ecart de conversion	0,8
Autres	– 1,3
Valeur nette au 31 décembre 2002	1 080,0

2.3. Immobilisations corporelles (en M€) :

— Détail par nature :

	Montants bruts 31/12/02	Amortissements ou provisions 31/12/02	Nets 31/12/02	Nets 31/12/01	Nets 31/12/00
Terrains	32,7	1,8	30,9	34,8	32,5
Constructions	78,3	40,4	37,9	38,3	48,3
Installations techniques, matériel et outillage	1 505,0	924,2	580,8	615,7	446,9
Autres	224,0	162,0	62,0	65,7	71,6
Immobilisations en cours	10,5	0,3	10,2	16,6	12,4
Avances et acomptes	0,5		0,5	2,1	1,7
Total	1 851,0	1 128,7	722,3	773,2	613,4

Au 31 décembre 2002, les immobilisations corporelles brutes s'élèvent à 708 M€ en France et 1 143 M€ à l'étranger contre, respectivement, 691,2 M€ et 1 108,2 M€ au 31 décembre 2001, dont notamment 207,1 M€ en Grande-Bretagne, 133,5 M€ en Allemagne, 124,6 M€ en Espagne, 97 M€ au Portugal et 90,9 M€ en Belgique, en 2002 pour les plus significatifs.

L'immeuble en crédit-bail (SNC Aguesseau) a été cédé en décembre 2001.

La valeur brute et l'amortissement de l'immeuble en crédit-bail (SNC Aguesseau) au 31 décembre 2000 s'élevaient à respectivement 18,6 M€ et 10,0 M€. La valeur brute du terrain (SNC Aguesseau) en crédit-bail était de 5,2 M€.

— Variations de l'exercice en valeur brute (en M€) :

	Terrains	Constructions	Installations techniques, matériel et outillage	Autres immobilisations corporelles	Total
Au 1er janvier 2000	29,1	82,0	937,1	197,1	1 245,3
Evolution du périmètre			2,2	0,7	2,9
Acquisitions	1,1	8,9	142,3	60,2	212,5
Cessions	– 0,6	– 3,5	– 37,7	– 18,5	– 60,3
Conversion	– 0,1		– 1,3	0,6	– 0,8
Activation maintenance (ouverture)			78,7		78,7
Activation maintenance (exercice 2000)			24,1		24,1
Reclassements	3,0	1,5	16,3	– 22,8	– 2,0
Au 31 décembre 2000	32,5	88,9	1 161,7	217,3	1 500,4
Evolution du périmètre	0,2	7,5	81,6	6,3	95,6
Activation maintenance (ouverture)			13,9		13,9
Activation maintenance (exercice 2001)			25,3		25,3
Acquisitions	2,2	5,6	200,2	41,0	249,0
Cessions	– 6,0	– 22,4	– 50,0	– 7,8	– 86,2
Conversion	0,5	0,2	3,9	1,2	5,8
Reclassements (1)	5,4	– 3,9	15,9	– 21,8	– 4,4
Au 31 décembre 2001	34,8	75,9	1 452,5	236,2	1 799,4
Evolution du périmètre	0,0	0,0	7,3	1,2	8,5
Activation maintenance (exercice 2002)			22,2		22,2
Acquisitions	0,0	2,4	111,0	20,8	134,2
Cessions	– 0,4	– 2,5	– 50,1	– 11,3	– 64,3
Conversion	– 1,8	– 0,4	– 42,9	– 4,5	– 49,6
Reclassements (1)	0,1	2,9	5,0	– 7,4	0,6
Au 31 décembre 2002	32,7	78,3	1 505,0	235,0	1 851,0

(1) L'impact net des reclassements n'est pas nul, certains reclassements impactant d'autres postes du bilan.

2.4. Immobilisations financières (en M€). — Elles sont composées des titres mis en équivalence, des titres de participation non consolidés, des prêts accordés à des sociétés non consolidées et des autres immobilisations financières.

— Décomposition du poste en valeur nette comptable :

	31/12/02	31/12/01	31/12/00
Titres mis en équivalence	49,2	45,6	44,6
Titres non consolidés	21,5	24,0	29,1
Prêts	4,0	6,6	15,7
Créances rattachées	0,4	3,9	0,9
Autres immobilisations financières	4,7	7,2	3,4
Total	79,8	87,3	93,7

La diminution de 7,5 M€ entre 2001 et 2002 est liée principalement à la diminution des placements de trésorerie de Planigrama pour 3 M€, à la diminution des créances rattachées de 3,5 M€ dans le cadre du rachat des 50 % complémentaires de KlettDecaux par JCD Deutschland en 2002 et à la cession des titres Recruit Holding (Hong-Kong) sur 2002 se traduisant par un impact de 1,9 M€. Ces diminutions sont partiellement compensées pour 1,6 M€ par l'entrée dans le périmètre d'Univier Communications BV en tant que société mise en équivalence.

— Titres mis en équivalence (en M€) :

	% d'intérêt 2002	31/12/02	31/12/01	31/12/00
Suisse :				
Affichage Holding	17,55	45,7	44,1	40,3
Portugal :				
Red Portugal (1)				0,3
Placa (1)				0,3
Autedor (1)				0,2
Centeco (1)				0,1
Pays-Bas :				
Univier Communications BV (2)	50,00	1,6	0,0	0,0
Allemagne :				
Nüremberg	35,00	1,8	1,4	1,2
Ilg Aussenwerbung Zacharias	10,00	0,1	0,1	0,1

	% d'intérêt 2002	31/12/02	31/12/01	31/12/00
Asie/Australie :				
Recruit Holding Hong-Kong (3)		0,0	0,0	2,1
Total		49,2	45,6	44,6

(1) Ces sociétés sont en intégration globale depuis le 1er janvier 2001.
(2) Cette société a été acquise en 2002.
(3) Cette société a fait l'objet d'une déconsolidation en 2000.

— La variation des titres mis en équivalence est la suivante :

Sociétés	31/12/01	Résultat	Dividendes	Périmètre	Conversion	31/12/02
Affichage Holding	44,1	4,7	– 4,0		0,9	45,7
Nüremberg	1,4	0,6	– 0,3			1,8
Ilg Aussenwerbung Zacharias	0,1					0,1
Univier Communications BV		0,3		1,3		1,6
Total	45,6	5,6	– 4,3	1,3	0,9	49,2

— Titres non consolidés (en M€) :

	% Capital	Résultat 31/12/02	Capitaux propres 31/12/02	Valeur brute des titres au 31/12/02	Valeur nette des titres au 31/12/02
Autriche :					
Arge Autobahnwerbung	50,00	0,40	0,90	0,1	0,1
Objekt Werbung Gmbh	25,00	0,10	1,20	0,9	0,9
Ispa Brno Spol Sr O.	100,00	0,00	0,02	0,3	0,3
Allemagne :					
Wall (1)	11,10	3,0	16,4	15,6	15,6
France :					
Gommage et Aspiration	79,93	– 0,04	– 0,48	0,2	0,0
Affimétrie	33,00	0,00	0,00	0,2	0,1
Asie :					
JCDecaux Macao	80,00	0,06	0,18	0,1	0,1
Italie :					
Ser Com	51,00	0,10	0,30	0,1	0,1
Sipa	49,00	0,16	0,46	0,3	0,3
Aspe	49,00	0,18	0,49	0,2	0,2
Pubblisuccesso Lombardia	100,00	– 0,02	0,31	0,1	0,1
Asie/Australie :					
Pearl & Dean Pty Ltd et Pearl & Dean Fidji	100,00	NC	0,18	3,3	3,3
Slovénie :					
NBSH Proreklam-Europlakat Prishtina	60,00	– 0,05	0,17	0,2	0,2
Autres				0,4	0,2
Total				22,0	21,5

(1) Données 2001 pour résultat net et capitaux propres.

Le poste des titres non consolidés ne connaît pas de variation significative sur 2002.

2.5. Stocks (en M€) :

	31/12/02	31/12/01	31/12/00
Valeur brute des stocks	104,8	127,8	99,5
Provisions	– 12,2	– 14,4	– 4,1
Valeur nette des stocks	92,6	113,4	95,4

La valeur brute des stocks au 31 décembre 2002 diminue de 18 M€ sur les sociétés françaises et de 5 M€ sur les sociétés étrangères par rapport à la valeur brute au 31 décembre 2001. Pour la France, la majeure partie de la diminution (10 M€) est liée principalement à la baisse du niveau des investissements.

2.6. Créances clients et provision pour dépréciation des créances clients (en M€) :

	31/12/02	31/12/01	31/12/00
Créances clients (valeur brute)	436,4	440,1	417,2
Provision pour dépréciation	– 33,3	– 30,3	– 27,6
Créances clients (valeur nette)	403,1	409,8	389,6

2.7. Autres créances (en M€) :

	31/12/02	31/12/01	31/12/00
Autres créances d'exploitation	17,2	14,1	26,2
Provisions sur autres créances d'exploitation	– 0,1	– 0,3	– 0,3
Créances diverses	8,3	16,5	24,1
Provisions sur créances diverses	– 0,8	– 0,8	– 0,2
Créances fiscales diverses	31,8	42,5	53,5
Créances sur immobilisations	0,2	4,1	0,3
Avances et acomptes versés	7,2	11,4	12,5
Charges constatées d'avance	46,5	49,9	41,6
Charges à répartir	16,4	14,8	22,4
Total autres créances	127,6	153,3	180,6
Total provisions sur autres créances	– 0,9	– 1,1	– 0,5
Total autres créances « nettes »	126,7	152,2	180,1

La diminution de 10,7 M€ du poste « Créances fiscales diverses » entre 2001 et 2002, est due principalement à JCD Mobilier Urbain pour 9,9 M€.

2.8. Valeurs mobilières de placement (en M€) :

	31/12/02	31/12/01
France	73,0	128,4
Espagne	8,7	9,6
Finlande	0,5	2,2
Portugal	0,2	0,7
Allemagne		0,2
Total	82,4	141,1

Le remboursement à hauteur de 174 M€ de la tranche A du crédit syndiqué explique principalement la diminution des valeurs mobilières de placement, ce remboursement ayant été financé en partie par la vente des valeurs mobilières.

2.9. Impôts différés nets (en M€) :

2.9.1. Impôts différés comptabilisés (en M€) :

	31/12/02	31/12/01	31/12/00
Impôts différés actif (nets de provisions)	29,7	46,4	23,6
Impôts différés passif	– 20,7	– 27,4	– 29,7
Total	9,0	19,0	– 6,1

Les impôts différés ont diminué de 10 M€ entre 2001 et 2002. Cette diminution provient principalement de la France pour 4,0 M€ et des Etats-Unis pour 4,5 M€.

2.9.2. Impôts différés actif sur reports déficitaires non reconnus (en M€) : Le montant des impôts différés actif liés à des reports déficitaires comptabilisés et intégralement dépréciés se monte à 26,8 M€ au 31 décembre 2002 (contre 14,3 M€ au 31 décembre 2001). Cette variation de 12,5 M€ provient principalement des sociétés américaines JCD Mallscape pour 3,4 M€ et JCD Chicago pour 1,4 M€, ainsi que d'une moins-values fiscale sur Avenir Centro représentant un montant de 4,4 M€.

2.10. Variation des capitaux propres part du groupe (en M€) :

	Capital	Primes	Réserves consolidées	Total
Capitaux propres au 31 décembre 1999	2,6	82,1	363,9	448,6
Augmentation de capital de JCDecaux SA (3)	0,1	162,1		162,2
Changements de méthode			18,9	18,9

	Capital	Primes	Réserves consolidées	Total
Résultat de l'exercice			20,4	20,4
Dividendes versés			– 25,6	– 25,6
Variation des écarts de conversion			– 0,6	– 0,6
Capitaux propres au 31 décembre 2000	2,7	244,2	377,0	623,9
Augmentation de capital de JCDecaux SA (2)	0,7	679,0		679,7
Résultat de l'exercice			10,2	10,2
Dividendes versés (4)				
Rachat minoritaires fusion JCDecaux SA			13,0	13,0
Variation des écarts de conversion			– 4,9	– 4,9
Capitaux propres au 31 décembre 2001	3,4	923,2	395,3	1 321,9
Résultat de l'exercice			26,0	26,0
Dividendes versés (4)				
Rachat d'actions propres (1)			– 2,1	– 2,1
Variation des écarts de conversion			– 32,4	– 32,4
Capitaux propres au 31 décembre 2002	3,4	923,2	386,8	1 313,4

(1) JCDecaux SA a racheté 200 000 de ses actions propres en août et octobre 2002 pour un total de 2,1 M€.

(2) La société JCDecaux SA a fait l'objet d'une introduction en bourse le 21 juin 2001.

Le capital social est désormais composé de 221 600 760 actions, contre 176 187 464 en décembre 2000.

Les frais d'introduction en bourse ont été imputés sur la prime d'émission nets d'impôt.

(3) JCDecaux SA a procédé sur 2000 à une augmentation de ses capitaux propres de 162,1 M€ destinée à rémunérer l'apport de titres effectué par JCD Holding et d'autres minoritaires.

En 2000 l'impact des changements de méthode de 18,9 M€ sur les réserves d'ouverture (part du groupe) correspond à l'activation des frais de maintenance pour 6,9 M€ sur la France et pour 12 M€ sur les filiales étrangères.

La société n'a pas distribué de dividendes.

2.11. Variation des capitaux propres minoritaires (en M€) :

	2002	2001	2000
Capitaux propres minoritaires au 1er janvier	68,8	47,5	53,3
Résultat de l'exercice	17,5	18,4	18,7
Distribution de dividendes	– 12,2	– 12,6	– 9,5
Variation des écarts de conversion	0,2	0,8	0
Variation de périmètre	– 10,1	27,7	– 18,1
Changements de méthode			3,1
Rachat minoritaires fusion JCDecaux SA		– 13,0	
Capitaux propres minoritaires au 31 décembre	64,2	68,8	47,5

2.12. Provisions pour risques et charges (en M€). — Les provisions pour risques et charges se décomposent comme suit :

	31/12/02	31/12/01	31/12/00
Provisions pour risques et charges	72,0	73,5	66,7
Provisions pour indemnités de fin de carrière	10,6	9,9	6,4
Total	82,6	83,4	73,1

— Variation des provisions pour risques et charges (en M€) :

	31/12/01	Dotations	Reprises	Transferts	Conversion	Variation de périmètre	31/12/02
Provisions risques	19,3	5,7	– 5,8	– 2,6	– 0,1	– 0,1	16,4
Provision démontage (*)	45,9	6,0	0,0	0,1	– 0,4	0,0	51,6
Provision indemnité fin carrière	10,0	1,5	– 0,4	– 0,4	0,0	– 0,1	10,6
Provision restructuration	4,5	0,5	– 2,9	0,0	0,0	0,0	2,1
Provision charges	3,7	0,4	– 1,8	– 0,4	– 0,1	0,1	1,9
Total provisions	83,4	14,1	– 10,9	– 3,3	– 0,6	– 0,1	82,6

Il n'existe pas sur 2002 de reprise de provision significative sans objet.

(*) Les provisions pour risques et charges sont principalement constituées des provisions pour démontage concernant le mobilier urbain. Elles sont déterminées à l'issue de chaque exercice à partir de la taille du parc et du coût unitaire de démontage (main d'œuvre, coût de la destruction et réfection des sols). Les provisions pour démontage sont étalées sur la durée des concessions. A l'échéance de la concession, le coût de démontage est provisionné à 100 %.

Les provisions pour démontage faisant l'objet d'une réestimation en fin d'année, une dotation nette est constatée sur l'exercice.

Les autres provisions sont notamment constituées de provisions pour restructuration pour 2,1 M€, de provisions pour risques sociaux pour un montant de 3,6 M€ et de provisions pour litiges pour un montant de 7,7 M€ au 31 décembre 2002.

2.13. Dettes financières (en M€) :

	31/12/02	31/12/01	31/12/00
Emprunts auprès des établissements de crédit	737,7	896,5	1 267,9
Emprunts crédit-bail			10,6
Emprunts et dettes financières divers	8,3	12,2	9,4
Total	746,0	908,7	1 287,9

Les dettes financières sont composées principalement d'emprunts auprès des établissements de crédit. La source de financement principale du groupe est le crédit syndiqué mis en place en 2000 et de maturité finale 2005 et dont l'encours au 31 décembre 2002 est de 631 millions d'euros.

En complément de ce crédit syndiqué, d'autres emprunts et dettes divers sont en place pour un total de 115 millions d'euros dans un certain nombre de pays, notamment la France pour 8 M€, l'Allemagne pour 8,8 M€, l'Autriche pour 22,7 M€, la Belgique pour 8,7 M€, le Danemark pour 18,6 M€ et l'Australie pour 19,1 M€.

Les emprunts et dettes financières divers comprennent les intérêts sur les emprunts auprès des établissements de crédit, les emprunts auprès d'associés et les intérêts sur les emprunts et dettes financières divers.

— Principales caractéristiques du crédit syndiqué : Le crédit syndiqué porte intérêt sur la base de l'Euribor et de la notation de l'entreprise. Les règles en vigueur dans le cadre de cette convention de prêt imposent notamment à la société le respect de ratios financiers calculés sur une base consolidée et limitent les distributions de dividendes à 30 % du résultat net consolidé. Les deux ratios de couverture des intérêts et d'endettement financier ressortent au 31 décembre 2002 respectivement à 11,2 (ratio supérieur à 5) et 1,5 (ration inférieur à 3,5) et sont conformes aux seuils fixés.

— Echéances des dettes financières (en M€) :

	31/12/02	31/12/01	31/12/00
Echéance à moins d'un an	210,4	205,4	135,4
Echéance à plus d'un an et moins de 5 ans	509,0	692,0	1 115,0
Echéance à plus de 5 ans	26,6	11,3	37,5
Total	746,0	908,7	1 287,9

— Ventilation des dettes financières par devises (en M€) :

	31/12/02	31/12/01	31/12/00
Euro	689,1	849,0	1 190,1
Dollar US	0,0	0,0	43,0
Couronne danoise	18,6	20,7	17,4
Couronne norvégienne	6,2	3,6	2,5
Dollar australien	19,1	23,4	26,6
Couronne suédoise	0,0	0,4	0,0
Livre sterling	1,1	6,5	8,2
Bath thaïlandais	3,4	0,4	0,0
Yen japonais	4,3	4,7	0,0
Dollar singapourien	0,0	0,0	0,1
Won sud-coréen	1,4	0,0	0,0
Peso chilien	2,8	0,0	0,0
Total	746,0	908,7	1 287,9

— Ventilation des dettes financières taux fixe/taux variable (en M€) :

	31/12/02	31/12/01	31/12/00
Taux fixe	35,7	14,4	5,6
Taux variable (*)	710,3	894,3	1 282,3
Total	746,0	908,7	1 287,9

(*) La dette à taux variable fait l'objet de couvertures décrites en note 4.1 ci-dessous.

3. – Commentaires sur le compte de résultat.

3.1. Charges d'exploitation nettes (en M€) :

	2002	2001	2000
Consommations, charges externes et autres charges d'exploitation nettes	– 820,3	– 820,0	– 712,4
Impôts et taxes	– 18,4	– 16,8	– 34,9
Salaires et charges sociales	– 333,7	– 329,1	– 284,3
Dotations aux amortissements et provisions nettes des reprises	– 194,1	– 176,2	– 147,7
Total	– 1 366,5	– 1 342,1	– 1 179,3

3.2. Frais de recherche et développement. — Le montant des frais de recherche et développement 2002 s'élève à 9,8 M€ contre 13,8 M€ en 2001.

3.3. Résultat financier (en M€) :

	2002	2001	2000
Intérêts sur dette nette de trésorerie	– 36,1	– 57,1	– 56,7
Différences de change	– 0,2	4,3	– 2,0
Autres	– 0,4	– 0,3	– 2,6
Total	– 36,7	– 53,1	– 61,3

En 2002 le résultat financier est de – 36,7 M€ contre – 53,1 M€ en 2001. L'amélioration du résultat financier sur 2002 est due essentiellement à la baisse de la dette nette moyenne du groupe en 2002 par rapport à 2001, suite à son introduction au Premier marché d'Euronext Paris S.A. en juin 2001 et à l'amélioration significative de son cash-flow libre en 2002.

3.4. Résultat exceptionnel (en M€) :

	2002	2001	2000
Produits, charges nets sur opérations de gestion	– 12,6	– 8,5	– 7,4
Produits, charges nets sur opérations en capital	– 5,2	10,6	2,5
Reprises, dotations nettes et autres produits nets	15,1	– 7,9	7,3
Total	– 2,7	– 5,8	2,4

Les charges nettes sur opérations en capital s'élèvent à – 5,2 M€. Elles sont principalement constituées de 2,1 M€ de mise au rebut de l'ERP Manufacturing sur JCDecaux SA (pour lequel une provision de 1 M€ avait été constituée en 2001), de 1,9 M€ de moins-value de cession sur les titres Recruit Holding (Hong Kong) et de 0,9 M€ de moins-value de cession sur Mobilier Urbain.

Le montant des produits nets sur opérations de gestion, netté des reprises nettes s'élève à 2,5 M€.

3.5. Impôts sur les bénéfices (en M€) :

— Ventilation entre impôts différés et impôts courants :

	2002	2001	2000
Impôts courants	– 64,2	– 84,4	– 81,1
Impôts différés	– 6,0	34,6	– 13,9
Total	– 70,2	– 49,8	– 95,0

Le niveau du taux effectif d'impôt avant dotation aux amortissements des écarts d'acquisition et quote-part de résultat des sociétés mises en équivalence passe de 53,1 % en 2000 à 35 % en 2001 et 40,8 % en 2002. L'économie d'impôt sur 2001 s'explique principalement par l'impact de la restructuration américaine pour un montant de 24,4 M€.

La charge d'impôts différés de l'exercice se décompose de la façon suivante :

— Produits d'impôts nets de 10,3 M€ ;

— Dotations aux provisions sur les impôts différés actifs d'un montant de – 16,3 M€.

Impôt sur résultat courant et impôt sur résultat exceptionnel (en M€) :

	Résultat avant impôts	Impôts	Résultat après impôts
Résultat courant	174,5	– 70,8	103,7
Résultat exceptionnel	– 2,7	0,6	– 2,1
Résultat net des entreprises intégrées	171,8	– 70,2	101,6

— Rationalisation de la charge d'impôt (en M€) :

	2002	2001	2000
Résultat net de l'ensemble consolidé	43,5	28,6	39,1
Charge d'impôt	– 70,2	– 49,8	– 95
Résultat avant impôt	113,7	78,4	134,1
Amortissement des écarts d'acquisition	63,7	70,9	49,7
Moins-values à long terme			2,9
Quote-part dans le résultat des sociétés mises en équivalence	– 5,6	– 7,1	– 4,9
Régime société-mère/filiales	2,3	2,9	– 0,4
Divers	1,2	1,7	
Résultat avant impôt soumis au taux de droit commun	175,3	146,8	181,4
Taux d'impôt pondéré du groupe	34,65 %	32,20 %	36,10 %
Impôt théorique	– 60,7	– 47,2	– 65,5
Impôts différés sur déficits non reconnus	– 16,3	– 30,6	– 36,5
Impôts locaux complémentaires	0,8	– 2,1	– 1,3
Consommation des déficits fiscaux antérieurs non reconnus	1,1	7,4	5,6
Rattrapage d'impôts différés sur exercices antérieurs	3,9		
Effet fiscal restructuration USA		24,4	
Divers	1,0	– 1,7	2,7
Impôt total calculé	– 70,2	– 49,8	– 95,0
Impôt enregistré	– 70,2	– 49,8	– 95,0

3.6. Quote-part de résultat des sociétés mises en équivalence (en M€) :

	2002	2001	2000
Affichage Holding	4,7	6,3	4,[illegible]
Nüremberg	0,6	0,8	0,[illegible]
Univier Communications BV	0,3		
Red Portugal			– 0,[illegible]
Placa			– 0,[illegible]
Audelor			0,[illegible]
Total	5,6	7,1	4,[illegible]

3.7. Effectifs et rémunération des organes de direction. — Sur l'exercic[illegible] 2002, les effectifs du groupe sont de 7 079 personnes.

Ils étaient de 7 336 personnes sur l'exercice 2001, contre 6 788 personne[illegible] sur l'exercice 2000.

La quote-part de l'effectif employé par les sociétés consolidées selon l[illegible] méthode de l'intégration proportionnelle est de 185 personnes au 31 décembr[illegible] 2002.

La répartition de l'effectif sur les exercices 2002 et 2001 est la suivante[illegible]

	2002	2001
Dirigeants	109	11[illegible]
Cadres	770	79[illegible]
Agents de maîtrise	1 152	1 22[illegible]
Employés	3 153	3 27[illegible]
Ouvriers	1 895	1 92[illegible]
Total	7 079	7 33[illegible]

Le montant des rémunérations versées aux membres des organes de dire[illegible] tion du groupe, directoire et conseil de surveillance, s'élève à respectiveme[illegible] 5,5 M€ et 0,1 M€ en 2002, contre 4,6 M€ et 0,9 M€ au titre de l'exerci[illegible] 2001.

4. – Commentaires sur les engagements hors bilan.

4.1. Instruments financiers. — Le groupe n'utilise des produits dérivés qu'à des fins de couverture contre les risques de taux et de change.

— Risque de taux d'intérêt : Une partie significative de la dette du groupe est libellée en euros et est à taux variable, notamment son crédit syndiqué. Afin de se protéger contre une hausse des taux Euribor, le groupe a mis en place des couvertures sous forme de swaps à taux fixe, d'achats de caps secs ou éventuellement financés par des ventes de caps ou de floors.

Au 31 décembre 2002, les positions contractées par le groupe en euros sont les suivantes :

– Couverture du crédit syndiqué (encours au 31 décembre 2002 de 631 M€) :

Caps achetés pour 483 M€ dont les échéances sont comprises entre mars 2003 et septembre 2005 ; aucun de ces caps n'est actif au 31 décembre 2002 ;

Caps vendus pour 76,2 M€ à échéance mars 2003 ; aucun de ces caps n'est actif au 31 décembre 2002 ;

Floors vendus pour 140 M€ dont les échéances sont comprises entre décembre 2003 et septembre 2005, 120 M€ sont dans la monnaie dans les conditions d'Euribor 3 mois du 31 décembre 2002 soit 2,865 % ;

Swaps à taux fixe pour 20 M€ à échéance décembre 2003.

Après prise en compte des couvertures et des amortissements, les charges financières liées au crédit syndiqué s'élèveraient en 2003 à 19 M€ sur la base de 2,865 % (Euribor 3 mois du 31 décembre 2002), à 23,6 M€ sur la base de 3,865 % et à 15,1 M€ sur la base de 1,865 %.

– Couverture de dettes des filiales : Le groupe a mis en place au Danemark, en couverture d'un emprunt à taux variable de 75 millions de couronnes danoises, des swaps à taux fixe pour un montant nominal de 70 millions de couronnes danoises dont les échéances sont comprises entre décembre 2007 et janvier 2009.

La valeur de marché du portefeuille d'instruments financiers sur taux d'intérêts du groupe au 31 décembre 2002 était de – 2,5 M€.

Risque de change : L'exposition du groupe au risque de change provient de son activité à l'étranger. Elle est principalement liée aux opérations commerciales (achats de matériels) et aux opérations financières (refinancement et recyclage de la trésorerie des filiales étrangères).

Au 31 décembre 2002, les positions contractées par le groupe sont les suivantes (en M€) :

(En millions d'euros)	Devise	Montant
Sur opérations commerciales :		
Ventes à terme	GBP	2
	SEK	0,2
	EUR	0,5
Sur opérations financières (1) :		
Achats à terme	HKD	5,2
	SGD	1,2
Ventes à terme	USD	45,6
	GBP	10,3
	DKK	2
	NOK	1
	SEK	1

(1) Les opérations de vente et d'achat à terme viennent en couverture, respectivement, des prêts accordés par JCDecaux SA à ses filiales et des emprunts souscrits par JCDecaux SA auprès de ces dernières.

La valeur de marché de ces instruments financiers sur change au 31 décembre 2002 était de 10,2 M€.

Risque de contrepartie sur instruments financiers : Le groupe estime ne pas avoir de risque de contrepartie sur ses instruments dans la mesure où ils ont été conclus avec des banques de premier ordre.

4.2. Engagements hors bilan, autres que les instruments financiers :

(En millions d'euros)	31/12/02
Engagements donnés :	
Garanties de marché	69,3
Avals, cautions et garanties	12,2
Nantissements hypothèques et sûretés réelles	32,9
Engagements sur titres	230,1
Total	344,5
Engagements reçus :	
Avals, cautions et garanties	3,8
Engagement sur titres	236,6
Lignes de crédit	501,6
Total	742,0

Les garanties de marché correspondent principalement aux garanties de bonne fin que le groupe accorde aux villes et aéroports, dans le cadre des contrats de concession signés.

Une partie des valeurs mobilières de placement (32,7 M€) fait l'objet d'un nantissement en garantie d'une partie de l'engagement donné sur titres.

Les engagements sur titres sont accordés et reçus notamment dans le cadre des opérations de croissance externe.

Un de nos partenaires a informé le groupe de sa volonté, sur l'exercice 2003, de mettre fin à l'accord de coopération, en plein accord avec les modalités de retrait d'un associé prévu dans le contrat de coopération. A cet effet, la société commune sera scindée et les actifs répartis selon les termes prédéfinis dans le contrat de coopération. De plus, notre partenaire bénéficie d'un droit de vente d'actifs et nous bénéficions par la suite d'un droit d'achat (exerçable du 1er octobre 2004 au 1er octobre 2005). Ainsi, si l'option de vente était exercée, JCDecaux SA serait amené à verser 138 M€.

Les engagements sur titres de 230,1 M€ en engagements donnés et de 236,6 M€ en engagements reçus, comprennent, au titre de cette opération, 138 M€ en engagements donnés sur titres et 145 M€ engagements reçus sur titres.

D'autre part, les engagements donnés sur titres comprennent, au bénéfice de nos différents partenaires, les droits de vente suivants :

— Droit de vente pour un montant de 74 M€ exerçable du 1er janvier 2009 au 31 décembre 2009 ;

— Droit de vente pour un montant de 17,6 M€, exerçable en deux temps : du 1er mars 2004 au 15 mars 2004 (25 % des titres) et du 1er mars 2005 au 15 mars 2005 (25 % des titres) ;

— Droit de vente pour un montant de 0,5 M€ exerçable du 29 juin 2003 au 27 septembre 2003.

Les engagements reçus sur titres comprennent notamment, en notre faveur, un droit d'achat pour un montant de 17,6 M€, exerçable en deux temps : du 16 mars 2004 au 30 mars 2004 (25 % des titres) et du 16 mars 2005 au 30 mars 2005 (25 % des titres).

Enfin, dans le cadre des partenariats signés, le groupe bénéficie de droits de préemption que le groupe ne considère pas comme des engagements.

Les avals, cautions et garanties reçus sont constitués principalement de garanties de passif.

Les lignes de crédit sont constituées de la ligne de crédit disponible auprès du syndicat des banques.

Enfin, le groupe a conclu, dans le cadre de son exploitation courante, des baux locatifs et des contrats de concession qui donnent lieu chaque année au versement, aux villes et aéroports, d'un loyer ou minimum garanti. Compte tenu de la nature et de la structure de ces baux et de ces contrats de concession, le groupe estime que ces derniers, dans un contexte de continuité d'exploitation, ne comportent pas de risque particulier à mentionner.

S'il s'avère que ces baux locatifs et ces contrats de concession donnent lieu au versement de sommes quelconques par le groupe, des provisions pour risques et charges sont constituées.

Les engagements de crédit-bail sont les suivants :

	A moins d'un an	A plus d'un an et moins de 5 ans	A plus de 5 ans	Total
Crédit-bail mobilier	1	1,1	0,0	2,1
Crédit-bail immobilier	0,4	0,8	0,0	1,2
Total engagements en terme de crédit-bail	1,4	1,9	0,0	3,3

5. – Information sectorielle.
(En M€.)

5.1. Par secteur d'activité :

— Définition de la segmentation sectorielle ;

– Mobilier Urbain : L'activité Mobilier Urbain couvre de manière générale les conventions publicitaires sur le domaine public signées avec les villes et collectivités locales. Elle comprend également les activités de publicité dans les centres commerciaux, ainsi que les locations de mobiliers, les ventes et locations de matériels, les travaux et entretien divers, et autres prestations de services.

– Affichage : L'activité Affichage couvre la publicité sur le domaine privé, telles que l'affichage traditionnel ou la publicité rétro-éclairée. Elle comprend également l'affichage lumineux type néons.

– Transport : L'activité Transport couvre la publicité dans les moyens transports tels que les aéroports, les métros, les bus, les trams et les trains.

	Chiffre d'affaires	EBITDA (1)	Immobilisations corporelles nettes
Mobilier urbain :			
2002	840,3	340,3	539,9
2001	798,2	306,4	590,0
2000	725,8	293,8	459,2
Affichage :			
2002	442,6	55,4	150,1
2001	411,4	47,8	152,4
2000	384,1	66,4	119,8
Transport :			
2002	294,8	9,6	32,3
2001	333,6	23,1	30,8
2000	307,1	27,6	21,3
Holdings :			
2002	0,0	0,0	0,0
2001	0,0	0,0	0,0
2000	0,1	– 2,3	13,1
Total :			
2002	1 577,7	405,3	722,3
2001	1 543,2	377,3	773,2

	Chiffre d'affaires	EBITDA (1)	Immobilisations corporelles nettes
2000	1 417,1	385,5	613,4

(1) EBITDA : Résultat d'exploitation avant dotations nettes des reprises aux amortissements et provisions d'exploitation (ou Earnings Before Interests, Taxes, Depreciation and Amortisation).

5.2. Par zone géographique :

	Chiffre d'affaires	EBITDA (1)	Immobilisations corporelles nettes
France :			
2002	570,9	185,2	219,7
2001	591,8	181,8	242,9
2000	581,1	174,3	218,3
Royaume-Uni :			
2002	231,6	38,0	107,6
2001	220,9	35,1	122,5
2000	213,4	43,3	106,0
Reste de l'Europe :			
2002	568,9	192,9	296,3
2001	516,1	182,5	281,5
2000	401,2	170,3	203,0
Amériques :			
2002	104,2	– 8,0	70,9
2001	103,4	– 22,2	100,0
2000	105,9	– 8,5	63,3
Asie/Pacifique :			
2002	102,1	– 2,8	27,8
2001	111,0	0,1	26,3
2000	115,5	6,1	22,8
Total :			
2002	1 577,7	405,3	722,3
2001	1 543,2	377,3	773,2
2000	1 417,1	385,5	613,4

(1) Résultat d'exploitation avant dotations nettes des reprises aux amortissements et provisions d'exploitation (ou Earnings Before Interests, Taxes, Depreciation and Amortisation).

6. – Périmètre de consolidation.

6.1. Identité de la société-mère. — Au 31 décembre 2002, JCDecaux SA est détenue à 69,52 % par la société JCDecaux Holding.

6.2. Liste des sociétés consolidées :

Sociétés	Pays	% d'intérêt	Méthode de consolidation	% de contrôle
Activité Mobilier urbain :				
JCDecaux SA	France	100,00	Mère	100,00
DPE	France	100,00	Glob.	100,00
JCDecaux Mobilier Urbain	France	100,00	Glob.	100,00
Semup	France	100,00	Glob.	100,00
Somupi	France	66,00	Glob.	66,00
Sopact	France	50,00	Glob.	50,00
ACM GmbH	Allemagne	100,00	Glob.	100,00
Georg Zacharias	Allemagne	50,00	Glob.	50,00
ILG Aussenwerbung	Allemagne	50,00	Glob.	50,00
ILG Ausenwerbung Zacharias	Allemagne	10,00	Equiv.	20,00
JCD Deutschland	Allemagne	100,00	Glob.	100,00
JCD Stadtmoblierung Dresdn	Allemagne	100,00	Glob.	100,00
Klett Decaux	Allemagne	100,00	Glob.	100,00
DSM Decaux (anciennement MGM)	Allemagne	50,00	Glob.	50,0
Nüremberg	Allemagne	35,00	Equiv.	35,0
R.G.S.	Allemagne	25,00	Glob.	50,0
JCD UK	Angleterre	100,00	Glob.	100,0
JCD Argentine	Argentine	99,93	Glob.	99,9
JCDecaux Australia	Australie	100,00	Glob.	100,0
JCD Street Furniture Australia	Australie	100,00	Glob.	100,0
ACM Belgique	Belgique	100,00	Glob.	100,0
JCD Belgique	Belgique	100,00	Glob.	100,0
JCD Salvador	Brésil	100,00	Glob.	100,0
JCD Do Brasil	Brésil	100,00	Glob.	100,0
IP Decaux	Corée	50,00	Prop.	50,0
AFA JCDecaux	Danemark	50,00	Glob.	50,0
JCDecaux & Sign	Espagne	75,00	Glob.	75,0
Planigrama	Espagne	100,00	Glob.	100,0
Mobiliario Urbano	Espagne	100,00	Glob.	100,0
JCDecaux Chicago	Etats-Unis	100,00	Glob.	100,0
JCDecaux Mallscape	Etats-Unis	100,00	Glob.	100,0
JCDecaux New-York Inc.	Etats-Unis	70,00	Glob.	70,0
JCDecaux New-York LLC	Etats-Unis	100,00	Glob.	100,0
JCDecaux United San Francisco	Etats-Unis	100,00	Glob.	100,0
Viacom Decaux	Etats-Unis	50,00	Prop.	50,0
JCDecaux Finlande	Finlande	100,00	Glob.	100,0
JCDecaux Atlantis	Iles Canaries	85,00	Glob.	85,0
AFA JCD Iceland	Islande	50,00	Glob.	100,0
MC Decaux Inc Japon (1)	Japon	60,00	Prop.	60,0
JCDecaux Group Services	Luxembourg	100,00	Glob.	100,0
JCD Luxembourg	Luxembourg	100,00	Glob.	100,0
JCD Nederland BV (anciennement Publex BV)	Pays-Bas	50,00	Glob.	50,0
V.K.M. BV	Pays-Bas	50,00	Glob.	50,0
JCD Portugal	Portugal	100,00	Glob.	100,0
Purbe	Portugal	100,00	Glob.	100,0
JCDecaux Mestsky Mobiliar	République tchèque	100,00	Glob.	100,0
JCD Singapour	Singapour	100,00	Glob.	100,0
JCD Slovaquie	Slovaquie	100,00	Glob.	100,0
JCDecaux Sverige	Suède	96,46	Glob.	96,
JCDecaux Thaïlande	Thaïlande	95,15	Glob.	95,
JCDecaux Uruguay	Uruguay	100,00	Glob.	100,
Activité Affichage :				
Aguesseau	France	100,00	Glob.	100,
Avenir	France	100,00	Glob.	100,
JCD Publicité Lumineuse	France	100,00	Glob.	100,
JCD Media Services	Angleterre	100,00	Glob.	100,
Groupe Marginhelp	Angleterre	100,00	Glob.	100,
Mills & Allen Group	Angleterre	100,00	Glob.	100,

Sociétés	Pays	% d'intérêt	Méthode de consolidation	% de contrôle
Mills & Allen Holdings	Angleterre	100,00	Glob.	100,00
Mills & Allen Ltd.	Angleterre	100,00	Glob.	100,00
JCD United Ltd.	Angleterre	100,00	Glob.	100,00
Pearl & Dean Group Pty Ltd	Australie	100,00	Glob.	100,00
Gewista	Autriche	39,20	Glob.	67,00
Progress Aussenwerbung	Autriche	39,20	Glob.	100,00
Progress Werbeland GmbH	Autriche	19,99	Glob.	51,00
JCD Central Eastern Europe	Autriche	58,50	Glob.	58,50
Europlakat International MBH	Autriche	19,60	Prop.	50,00
Ispa WerbegesmbH.	Autriche	39,20	Glob.	100,00
USP WerbegesmbH	Autriche	29,36	Glob.	74,90
Belgoposter	Belgique	100,00	Glob.	100,00
JCD Publicité Lumineuse NV	Belgique	100,00	Glob.	100,00
Affichage Nouvel Essor	Belgique	61,15	Glob.	61,15
Europlakat Doo Banja Luka	Bosnie	11,76	Prop.	50,00
Europlakat Doo Sarajevo	Bosnie	11,76	Prop.	50,00
Europlakat Proreklam Doo	Croatie	9,99	Prop.	50,00
JCDecaux Espana (antérieurement Avenir Centro)	Espagne	100,00	Glob.	100,00
JCD Publicidad Luminosa	Espagne	100,00	Glob.	100,00
Europlakat KFT	Hongrie	13,24	Prop.	50,00
Peron Reklam KFT	Hongrie	3,30	Equiv.	24,95
Avenir Budapest	Hongrie	10,78	Prop.	50,00
JCD Neonlight Budapest	Hongrie	16,07	Prop.	50,00
JCD Ireland	Irlande	100,00	Glob.	100,00
JCD Ireland North	Irlande	100,00	Glob.	100,00
David Allen Poster Sites	Irlande	100,00	Glob.	100,00
JCD Ireland South	Irlande	100,00	Glob.	100,00
Solar Summerbrook	Irlande	100,00	Glob.	100,00
IGP Decaux Affichage (Anciennement JCD Communication Extérieure) (2)	Italie	32,35	Prop.	32,35
Europoster BV	Pays-Bas	100,00	Glob.	100,00
Univier Communications BV	Pays-Bas	50,00	Equiv.	50,00
Aussenwerbung Polen GmbH	Pologne	9,60	Prop.	50,00
Media System SP Zoo	Pologne	4,96	Prop.	50,00
Europlakat Polska SP Zoo	Pologne	9,60	Prop.	50,00
JCD Neonlight Polska	Pologne	60,00	Glob.	60,00
Autedor	Portugal	51,00	Glob.	51,00
Centeco	Portugal	70,00	Glob.	70,00
Red Litoral	Portugal	63,91	Glob.	75,00
Green	Portugal	52,19	Glob.	55,00
Placa	Portugal	100,00	Glob.	100,00
Red Portuguesa Publicidad	Portugal	86,21	Glob.	86,21
Avenir Praha	République tchèque	90,00	Glob.	90,00
Aussenw Tschech, Slow, Beteilig	République tchèque	39,20	Glob.	100,00
Europlakat Interwerb SP Sro	République tchèque	39,20	Glob.	100,00
Europlakat Usti Nad Labem	République tchèque	32,92	Glob.	84,00
Europlakat SP Sro.	République tchèque	39,20	Glob.	100,00
Ispa Spol Bratislava	Slovaquie	39,20	Glob.	100,00
Proreklam Europlakat Doo	Slovénie	9,60	Prop.	50,00
Slovenija Plakat Doo	Slovénie	4,90	Prop.	50,00
Inreklam Progress Doo	Slovénie	9,60	Prop.	50,00
Affichage Holding	Suisse	17,55	Equiv.	30,00
Europlakat Yu Doo	Serbie	15,68	Prop.	50,00
Activité Transport :				
JCDecaux Airport France	France	100,00	Glob.	100,00
RCI	France	100,00	Glob.	100,00
Media Frankfurt	Allemagne	39,00	Prop.	39,00
JCDecaux Airport Media GmbH	Allemagne	60,00	Glob.	60,00
JCDecaux Airport Ltd	Angleterre	100,00	Glob.	100,00
Pearl & Dean Publishing	Australie	100,00	Glob.	100,00
Info Screen Austria Ges.MbH	Australie	39,20	Glob.	100,00
JCD Chile	Chili	100,00	Glob.	100,00
JCD Airport España	Espagne	100,00	Glob.	100,00
JCD North America	Etats-Unis	100,00	Glob.	100,00
JCDecaux Airport Inc.	Etats-Unis	100,00	Glob.	100,00
JCD Pearl & Dean Ltd Hong-Kong	Hong-Kong	100,00	Glob.	100,00
IGP Decaux	Italie	32,35	Prop.	32,35
JCD Pearl & Dean SDN BHD	Malaisie	100,00	Glob.	100,00
JCD Norge AS	Norvège	96,98	Glob.	96,98
JCDecaux Airport Polska	Pologne	60,00	Glob.	100,00
JCD Airport Portugal	Portugal	85,00	Glob.	85,00
Rencar Praha	République tchèque	34,70	Glob.	88,52
Rencar Media	République tchèque	34,70	Glob.	100,00
JCD Asia Singapore PTE	Singapour	100,00	Glob.	100,00
JCD Pearl & Dean PTE Ltd.	Singapour	100,00	Glob.	100,00
Xpomera	Suède	67,52	Glob.	70,00

Note :
Glob. : Intégration globale.
Prop. : Intégration proportionnelle.
Equiv. : Mise en équivalence.
(1) La société MCDecaux (Japon) est consolidée par intégration proportionnelle du fait du contrôle conjoint avec le partenaire du groupe des pouvoirs de direction.
(2) La société Univier Communication BV est mise en équivalence, la responsabilité opérationnelle de cette société étant confiée au partenaire du groupe.

7. – Evénements subséquents.

Le 13 février 2003, la société Europlakat International a pris le contrôle de la société Alma Quattro, leader de la publicité extérieure en Serbie-Montenegro. Alma Quattro exploite en particulier plus de 600 dispositifs publicitaires sur la ville de Belgrade.

39685

92e année. — N° 68 ISSN 0242-6781 - CPPAP 0103 B 05079 Vendredi 6 Juin 2003

FILE 82-5247

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Les Annonces financières obligatoires sur Internet

www.journal-officiel.gouv.fr

SOMMAIRE

ÉMISSIONS ET COTATIONS

VALEURS FRANÇAISES

ACTIONS ET PARTS

Pages

Elior 13760

BONS, OBLIGATIONS ET AUTRES TITRES

Pages

Agence française de développement 13762
Alcatel 13763
BNP Paribas 13768

BONS D'OPTIONS SUR TITRES ET SUR INDICES

Pages

Société générale 13770

Le numéro : 0,70 €
Abonnement. - Un an *(décret n° 2002-1191 du 20 septembre 2002)* :
France et outre-mer : 208,20 € (88,00 € + 120,20 € de frais de port)
Etranger : paiement d'un supplément modulé selon la zone de destination, tarif sur demande
Tout paiement à la commande facilitera son exécution

HOTEL GRAY D'ALBION - CANNES

Société anonyme au capital de 1 524 000 €.
Siège social : 38, rue des Serbes, 06408 Cannes Cedex.
316 057 116 R.C.S. Cannes.
Exercice social : du 1er novembre au 31 octobre.

Le bilan et les comptes arrêtés au 31 octobre 2002, revêtus de l'attestation du commissaire aux comptes, et approuvés par l'assemblée générale ordinaire en date du 29 avril 2003, ont été publiés dans le journal d'annonces légales « Bulletin de la Côte d'Azur » n° 177 du vendredi 30 mai 2003.

45190

COMPAGNIE D'INVESTISSEMENTS DE PARIS

(Capital détenu directement à 100 % par BNP Paribas.)

Société par actions simplifiée au capital de 394 503 504 €.
Siège social : 1, boulevard Haussmann, 75009 Paris.
311 689 178 R.C.S. Paris.

Les comptes annuels au 31 décembre 2002 approuvés par l'assemblée générale du 9 mai 2003 ont été publiés dans le journal d'annonces légales « Petites Affiches » du 28 mai 2003.

45105

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.
Exercice du 1er janvier au 31 décembre 2002.

I. — **Approbation des comptes annuels.**

Les comptes sociaux de l'exercice clos le 31 décembre 2002, le projet d'affectation du résultat et les comptes consolidés au 31 décembre 2002 publiés au *Bulletin des Annonces légales obligatoires* du 4 avril 2003, pages 3893 à 3909 ont été approuvés sans modification par l'assemblée mixte du 14 mai 2003.

II. — **Attestations des commissaires aux comptes.**

1°) Extrait du rapport général sur les comptes annuels :

« Nous certifions que les comptes annuels, au regard des règles et principes comptables français, sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Fait à Paris et à Neuilly, le 19 mars 2003.

Les commissaires aux comptes :

Barbier, Frinault & Autres : PATRICK MALVOISIN ;
Fiduciaire Révisunion : CLAUDE CHEZAUD.

2°) Extrait du rapport général sur les comptes consolidés :

Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Fait à Paris et à Neuilly, le 19 mars 2003.

Les commissaires aux comptes :

Barbier, Frinault & Autres : PATRICK MALVOISIN ;
Fiduciaire Révisunion : CLAUDE CHEZAUD.

45246

LAURENT-PERRIER

Société anonyme à directoire et conseil de surveillance au capital de 22 594 271,80 €.
Siège social : 32, avenue de Champagne, 51150 Tours sur Marne.
335 680 096 R.C.S. Reims.

Documents comptables annuels.

A. — Comptes sociaux.

I. — **Bilan au 31 mars 2003.**
(En millions d'euros.)

Actif	Notes	2001	2002	2003
Immobilisations incorporelles		2,24	2,38	2,54
Immobilisations corporelles		0,08	0,10	0,09
Immobilisations financières		69,34	70,25	70,25
Autres immobilisations financières				
Actif immobilisé	1 et 2	71,67	72,72	72,87
Stocks et en cours				
Clients et comptes rattachés		0,47	0,39	0,06
Autres créances et comptes de régularisation	7	3,96	6,54	6,94
Valeurs mobilières de placement	3	3,90	3,28	4,30
Disponibilités		0,01	0,41	0,71
Charges constatées d'avance		0,02	0,01	0,02
Actif circulant		8,35	10,62	12,02
Total de l'actif		80,02	83,34	84,89

Passif	Notes	2001	2002	2003
Capital	4	22,59	22,59	22,59
Primes d'émission, de fusion et d'apport		24,31	23,98	23,79
Réserve légale		3,72	3,72	3,72
Réserves statutaires		2,45	2,45	2,45
Réserves réglementaires		3,21	3,54	3,73
Report à nouveau		2,98	11,92	15,28
Résultat		12,84	7,24	5,79
Provisions réglementées				
Total des capitaux propres	4	72,10	75,45	77,35
Autres fonds propres				
Provisions pour risques et charges	5	0,91	0,78	0,78
Emprunts et dettes financières	6	3,21	2,51	0,00
Fournisseurs et comptes rattachés		0,25	0,37	0,29
Dettes fiscales et sociales	7	0,48	1,63	2,59
Autres dettes et comptes de régularisation	7	3,08	2,61	3,88
Total des dettes		7,01	7,11	6,75
Total du passif		80,02	83,34	84,89

II. — **Compte de résultat.**
(En millions d'euros.)

	Notes	2001	2002	2003
Chiffre d'affaires		1,21	1,05	1,15
Reprise sur amortissements et transfert de charges				
Autres produits		3,75	3,94	4,07
Total des produits d'exploitation		4,95	4,99	5,22
Achats de marchandises				
Variation de stock (marchandises)				
Autres achats et charges externes		– 0,60	– 0,80	– 0,73
Impôts taxes et versements assimilés		– 0,10	– 0,09	– 0,09
Salaires et traitements	9	– 0,58	– 0,55	– 0,82
Charges sociales	9	– 0,24	– 0,23	– 0,73
Dotations aux amortissements		– 0,15	– 0,10	– 0,10
Dotations aux provisions				
Autres charges		– 0,46	– 0,47	– 0,52
Résultat d'exploitation		2,83	2,76	2,23
Produits financiers		4,56	4,68	4,87
Charges financières		– 0,45	– 0,43	– 0,21
Résultat financier	10	4,11	4,25	4,66
Résultat courant avant impôt		6,95	7,01	6,88
Produits exceptionnels		4,95	0,14	0,00
Charges exceptionnelles		– 1,41	– 0,01	
Résultat exceptionnel	11	3,53	0,13	0,00
Impôt sur le résultat	12	2,36	0,10	– 1,09
Participation des salariés				
Résultat net		12,84	7,24	5,79